SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

14 November 2011

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                  No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-162219 and 333-162219-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Contents (continued)

Page

Risk and balance sheet management

Capital	100

Funding and liquidity risk	104

Credit risk	113

Market risk	150

Additional information

Selected financial data	155

Signature page	158

Appendix 1 Businesses outlined for disposal

Appendix 2 Additional risk management disclosures

Appendix 3 Asset Protection Scheme

Glossary of terms

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believes’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group’s restructuring plans, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets, return on equity (ROE), profitability, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile;  certain ring-fencing proposals; the Group’s future financial performance; the level and extent of future impairments and write-downs, including sovereign debt impairments; the protection provided by the Asset Protection Scheme (APS); and the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the full nationalisation of the Group or other resolution procedures under the Banking Act 2009; the global economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the Group in particular; the financial stability of other financial institutions, and the Group’s counterparties and borrowers; the ability to complete restructurings on a timely basis, or at all, including the disposal of certain Non-Core assets and assets and businesses required as part of the EC State Aid restructuring plan; organisational restructuring, including any adverse consequences of a failure to transfer, or delay in transferring, certain businesses, assets and liabilities from RBS Bank N.V. to RBS plc; the ability to access sufficient funding to meet liquidity needs; the extent of future write-downs and impairment charges caused by depressed asset valuations; the inability to hedge certain risks economically; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the United States; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; HM Treasury exercising influence over the operations of the Group; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group’s operations) in the United Kingdom, the United States and other countries in which the Group operates or a change in United Kingdom Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other government and regulatory bodies; impairments of goodwill; pension fund shortfalls; litigation and regulatory investigations; general operational risks; insurance claims; reputational risk; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; the recommendations made by the UK Independent Commission on Banking and their potential implications; the participation of the Group in the APS and the effect of the APS on the Group’s financial and capital position; the ability to access the contingent capital arrangements with HM Treasury; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

RFS Holdings is the entity that acquired ABN AMRO and is 98% owned by RBS and is fully consolidated in its financial statements. The interests of the State of the Netherlands (the successor to Fortis), and Santander in RFS Holdings are included in non-controlling interests. Following legal separation on 1 April 2010, the interests of other Consortium Members in RFS Holdings relate only to shared assets.

Non-GAAP financial information
IFRS requires the Group to consolidate those entities that it controls, including RFS Holdings as described above. However, discussion of the Group’s performance focuses on performance measures that exclude the RFS Holdings minority interest as the Group believes that such measures allow a more meaningful analysis of the Group’s financial condition and the results of its operations. These measures are non-GAAP financial measures. A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Reconciliations of these non-GAAP measures are presented throughout this document. These non-GAAP financial measures are not a substitute for GAAP measures, for which management has responsibility. RBS has divided its operations into “Core” and “Non-Core” for internal reporting purposes. Certain measures disclosed in this document for Core operations and used by RBS management are non-GAAP financial measures as they represent a combination of all reportable segments with the exception of Non-Core. In addition, RBS has further divided parts of the Core business into “Retail & Commercial” consisting of UK Retail, UK Corporate, Wealth, Global Transaction Services, Ulster Bank and US Retail & Commercial divisions. This is a non-GAAP financial measure.

Net interest margin
The basis of calculating the net interest margin (NIM) was refined in Q1 2011 and reflects the actual number of days in each quarter. Group and divisional NIMs for 2010 have been re-computed on the new basis.

Recent Developments
In July 2010, the FSA notified the Group that it was commencing an investigation into the sale by Coutts & Co of the ALICO (American Life Insurance Company) Premier Access Bond Enhanced Variable Rate Fund (EVRF) to customers between 2001 and 2008 as well as its subsequent review of those sales. Subsequently on 11 January 2011, the FSA revised the investigation start date to December 2003.

On 8 November 2011, the FSA published its Final Notice having reached a settlement with Coutts & Co, under which Coutts & Co agreed to pay a fine of £6.3 million.  The FSA did not make any findings on the suitability of advice given in individual cases.  Nonetheless, in order to address the possibility that unsuitable advice may potentially have been given in relation to the EVRF, Coutts & Co has agreed to undertake a past business review of its sales of the product.  This review will be overseen by an independent third party and will consider the advice given to customers invested in the EVRF as at the date of its suspension, 15 September 2008.  As part of the review, Coutts & Co may identify clients affected by the FSA's findings and will offer them redress.

Condensed consolidated income statement
for the period ended 30 September 2011

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Interest receivable	5,371	5,404	5,584	16,176	17,164
Interest payable	(2,294)	(2,177)	(2,173)	(6,571)	(6,535)

Net interest income	3,077	3,227	3,411	9,605	10,629

Fees and commissions receivable	1,452	1,700	2,037	4,794	6,141
Fees and commissions payable	(304)	(323)	(611)	(887)	(1,762)
Income from trading activities	957	1,147	277	2,939	4,153
Gain on redemption of own debt	1	255	-	256	553
Other operating income (excluding insurance premium income)	2,384	1,142	(317)	3,917	476
Insurance net premium income	1,036	1,090	1,289	3,275	3,856

Non-interest income	5,526	5,011	2,675	14,294	13,417

Total income	8,603	8,238	6,086	23,899	24,046

Staff costs	(2,076)	(2,210)	(2,423)	(6,685)	(7,477)
Premises and equipment	(604)	(602)	(611)	(1,777)	(1,693)
Other administrative expenses	(962)	(1,752)	(914)	(3,635)	(2,947)
Depreciation and amortisation	(485)	(453)	(603)	(1,362)	(1,604)

Operating expenses	(4,127)	(5,017)	(4,551)	(13,459)	(13,721)

Profit before other operating charges and impairment losses	4,476	3,221	1,535	10,440	10,325
Insurance net claims	(734)	(793)	(1,142)	(2,439)	(3,601)
Impairment losses	(1,738)	(3,106)	(1,953)	(6,791)	(7,115)

Operating profit/(loss) before tax	2,004	(678)	(1,560)	1,210	(391)
Tax (charge)/credit	(791)	(222)	295	(1,436)	(637)

Profit/(loss) from continuing operations	1,213	(900)	(1,265)	(226)	(1,028)
Profit/(loss) from discontinued operations, net of tax	6	21	18	37	(688)

Profit/(loss) for the period	1,219	(879)	(1,247)	(189)	(1,716)
Non-controlling interests	7	(18)	101	(10)	703
Preference share and other dividends	-	-	-	-	(124)

Profit/(loss) attributable to ordinary and B shareholders	1,226	(897)	(1,146)	(199)	(1,137)

Basic earnings/(loss) per ordinary and B share from continuing operations	1.1p	(0.8p)	(1.1p)	(0.2p)	(0.5p)

Diluted earnings/(loss) per ordinary and B share from continuing operations	1.1p	(0.8p)	(1.1p)	(0.2p)	(0.5p)

Basic (loss)/earnings per ordinary and B share from discontinued operations	-	-	-	-	-

Diluted (loss)/earnings per ordinary and B share from discontinued operations	-	-	-	-	-

Comment

Stephen Hester, Group Chief Executive, commented:

“RBS’s third quarter results show the improved strength and resilience we have built up since 2008.  They also highlight the external pressures facing banks, and economies more broadly, which are making the road to recovery longer and bumpier than hoped for.

Service to customers remains at the top of RBS’s agenda. We care about our customers and the communities we serve and are part of. Across our businesses we have both the means and the will to meet creditworthy demand with lending and other support. We provided £28.5 billion of new lending in Q3 across both UK businesses and personal mortgages, again exceeding our natural customer market shares in each segment.

In the face of eurozone turmoil and economic slowdown RBS has sustained its restructuring momentum. Our Core Tier 1 capital ratio is strong. Our loan:deposit ratio improved again, as did our liquidity position. Non-Core run-down is on-track for year end targets. Impairment charges fell, especially in Ireland.

In common with other banks, the picture on profitability is mixed. Our Retail & Commercial businesses are holding up well with 16% return on equity for the quarter, excluding Ulster Bank. Forward momentum will be challenging, however, until the economies we serve see stronger growth. Our investment bank was only modestly profitable in the third quarter, performing in line with competitors. While we have been pleased with GBM’s risk management in volatile markets, we expect difficult conditions to continue in Q4. Losses in Non-Core are coming down year by year but will remain significant and volatile for a while longer.

RBS will take clear action to adjust strategy where needed in the light of new economic and regulatory realities. The foundation established since 2009 helps us immeasurably. The path ahead is navigable, and we are committed to delivering the best of RBS for customers and shareholders.”

Highlights

Third quarter results summary
The Royal Bank of Scotland Group (RBS or the Group) reported an operating profit of £2,004 million in the third quarter of 2011. Operating profit for the first nine months of 2011 was £1,210 million, compared with a loss of £391 million in the same period of 2010.

The result reflects a challenging and uncertain economic environment, with the Group adopting a cautious approach by reducing its risk appetite and ensuring a strong and liquid balance sheet. The Group liquidity buffer was expanded from £155 billion to £170 billion and deposit growth remained a key strategic target, with the Group loan:deposit ratio improving to 112%, compared with 126% at 30 September 2010. Total funded assets were down £16 billion from Q2 and £44 billion from Q3 2010. Average value-at-risk in the Group’s Core businesses was £58.3 million in Q3 2011 compared with £123.8 million in Q3 2010.

Retail & Commercial profitability was impacted by increased funding costs and impairments remaining high, particularly in Ulster Bank. In GBM, however, the subdued operating environment and lower risk appetite led to a year-to-date return on equity of 11%, compared with 19% in the prior year. Total Core return on equity in the first nine months was 12%, compared with 14% for the comparable period of 2010.

Non-Core kept up good progress, reducing its funded balance sheet by £8 billion during Q3 2011 to £105 billion. The division remains on course to meet its year-end asset target of £96 billion.

Significant non-operating items during Q3 2011 included a gain of £2,357 million on movements in the fair value of own debt, as the volatile market conditions led to a significant widening in the Group’s credit spreads during the quarter. This compared with a gain of £339 million in Q2 2011 and a charge of £858 million in Q3 2010. An additional impairment of £142 million was booked against the Group’s holdings of Greek sovereign bonds, which were marked at 37% of par value as at 30 September 2011. A further charge of £60 million (compared with £168 million in Q2 2011) was recorded in respect of the Asset Protection Scheme (APS), which is accounted for as a derivative, with changes in fair value booked each quarter. The cumulative APS charge now stands at £2.2 billion.

After these and other charges RBS recorded a pre-tax profit of £2,004 million, compared with a loss of £678 million in Q2 2011. Profit before tax for the first nine months of 2011 was £1,210 million, compared with a loss of £391 million in the prior year.

Net of tax and minority interests, Q3 2011 attributable profit was £1,226 million, compared with an attributable loss of £897 million in the second quarter.

Income
Group income totalled £8,603 million, up 4% from Q2 2011. Excluding movements in the fair value of own debt of £2,357 million, a charge on the APS credit default swap of £60 million, a loss on strategic disposals of £49 million, gain on redemption of own debt of £1 million and other adjustments of £4 million, Group income totalled £6,358 million in Q3 2011, down 18% from the second quarter, driven primarily by a decline in Non-Core income as valuation gains booked in Q2 2011 were not repeated. Retail & Commercial income was flat at £4,171 million, with growth in US Retail & Commercial, Global Transaction Services and Ulster Bank offset by declines in UK Retail and UK Corporate. GBM income was 29% lower at £1,099 million, reflecting a cautious risk appetite in view of the difficult market conditions.

Highlights (continued)

Third quarter results summary (continued)

Income (continued)
Net interest income was 5% lower at £3,077 million with lower loan balances (reflecting in particular Non-Core run-off) and Group net interest margin (NIM) narrowing to 1.84% from 1.96% in the second quarter. Group margin was negatively affected by the cost of carrying higher liquidity reserves and central bank balances, along with lower yield on Non-Core assets due to run-off of high earning assets and lack of interest recoveries in the quarter. Retail & Commercial NIM was resilient, falling just 3 basis points to 3.19%, principally reflecting the impact of lower rates on current account balances, as well as competitive deposit pricing.

Non-interest income increased 10% to £5,526 million. Excluding movements in the fair value of own debt of £2,357 million, a charge on the APS credit default swap of £60 million, a loss on strategic disposals of £49 million, gain on redemption of own debt of £1 million and other adjustments of £3 million, non-interest income declined by 28% to £3,280 million, principally reflecting lower trading income in Non-Core, where valuation gains booked in the second quarter were not repeated, and where fair value losses were incurred on some portfolios as a result of the volatile market conditions. In addition, GBM non-interest income was 32% lower at £938 million, reflecting depressed primary market volumes and limited opportunities in the secondary market.

Expenses
Group third quarter expenses totalled £4,127 million, down 17% from Q2 2011. Excluding the amortisation of purchased intangible assets of £69 million, integration and restructuring costs of £233 million and other adjustments of £4 million, Group expenses totalled £3,821 million in Q3 2011, down 2% from Q2 and 7% from Q3 2010. The reduction in expenses was largely driven by reduced compensation accruals in GBM. Retail & Commercial costs were flat in the third quarter and down 2% compared with Q3 2010.

The Group cost:income ratio was 48% and the Core cost:income ratio 56%, reflecting the subdued operating environment. Retail & Commercial held its cost:income ratio stable.

Given the economic outlook and difficult trading environment, we are actively working on further cost initiatives across the Group.

Impairments
Impairments were £1,738 million, down 44% from Q2 2011. Excluding sovereign debt impairment of £142 million and interest rate hedge adjustments on available-for-sale Greek government bonds of £60 million, impairments fell by 32% from the prior quarter, principally due to reduced charges in Non-Core, which had recorded substantial additional provisions relating to development land values in its Irish portfolios during Q2 2011. Core impairments of 0.8% of loans and advances to customers were flat with Q2 2011. Across the Group, Irish impairments fell sequentially from £1,251 million in Q2 2011 to £610 million in Q3 2011, paced by lower Non-Core impairments. Core Ulster Bank impairments remained high reflecting the difficult economic environment in Ireland with elevated default levels across both mortgage and other corporate portfolios.

Highlights (continued)

Third quarter results summary (continued)

Balance sheet
The Group funded balance sheet fell by £16 billion during the quarter to £1,035 billion, with Non-Core down £8 billion to £105 billion and GBM down £20 billion to £399 billion. This was partially offset by an increase of £15 billion in cash balances at central banks held by Group Treasury for liquidity purposes. Loan growth in Core Retail & Commercial businesses was limited, with customer credit demand remaining subdued in the face of an uncertain economic outlook.

The reduction in Non-Core assets was driven by £4 billion of run-off and £3 billion of disposals, with another £1 billion of deals signed but not yet completed at the end of the quarter. The division remains on target to reduce third party assets to about £96 billion by the end of 2011.

The Group continues to be vigilant, and carefully monitors and controls country risk and exposures. Eurozone peripheral sovereign exposures have been substantially reduced and are at modest levels. Total exposures to central and local governments in Portugal, Greece, Italy, Spain and the Republic of Ireland have been reduced in 2011 from £4.6 billion to £1.1 billion (see pages 134 to 142). Our exposure to the Republic of Ireland is substantially funded domestically and is domiciled primarily in Ulster Bank, an in-market bank which has been established 175 years.

Funding and liquidity
The Group’s prudent approach during the third quarter’s uncertain market conditions was reflected in its strong funding and liquidity metrics. The Group loan:deposit ratio (LDR) improved again from 114% to 112%. The Core LDR also improved on the second quarter to 95%, principally reflecting a £5 billion increase in deposits.

Short-term wholesale funding levels remained stable and the Group continues to access the markets as required, although consistent with the overall market, tenors are shorter. RBS has completed its £23 billion term funding issuance target for 2011, successfully issuing in the secured and private markets during the third quarter and October despite difficult market conditions. We will look to access the term markets opportunistically over the remainder of the year.

The Group decided to increase its liquidity portfolio from £155 billion to £170 billion in view of the uncertain market environment. This portfolio substantially exceeds short-term wholesale funding, excluding derivatives collateral, of £141 billion.

Capital
The Core Tier 1 ratio remained strong at 11.3%. While gross risk-weighted assets (which excludes the benefit provided by APS) fell by £17 billion to £512 billion, this impact was partially offset by the attributable loss of £593 million, excluding FVOD.

The Group’s TNAV increased from 50.3p to 52.6p during the quarter reflecting the reported attributable profit as well as positive movements in the available-for-sale (AFS) and cash flow hedging reserves, reflecting the decline in long-term interest rates.

Highlights (continued)

Third quarter results summary (continued)

Strategy
2011 marks the halfway point of the Group’s five year recovery plan, adopted in 2009. Our plan’s three primary goals are to restore RBS to financial strength and stability; to support customers well (and better) across the Group’s core businesses; and to rebuild value for shareholders from the nadir reached in January 2009.

RBS’s structural approach to these tasks has worked well. The identification of Core businesses to drive the Group’s recovery has been validated; the customer franchises have shown their strength. The Non-Core bank as the primary vehicle of risk reduction and reduction in strategic scope has also paid off.

The RBS Strategic Plan has met or exceeded all material targets to date. Over £600 billion of assets have come off the balance sheet. Capital and funding ratios have been transformed. £32 billion of pre-impairment profits have been generated by the Core businesses since the Plan’s inception. These have been necessary to absorb the loan losses and restructuring costs incurred in dealing with the Bank’s legacy risk positions, a task that is well advanced but by no means finished.

At the same time, customer support has been uninterrupted and is improving in key areas. UK customer satisfaction has risen and is at the top end of competitor ratings, though further improvement remains important. Lending has been made available to meet demand, with RBS increasing market share in UK mortgages. In SME lending, the latest figures show RBS exceeding 40% of UK lending despite a much lower “natural” share of customer relationships (in the 20-30% range). We remain the only UK bank to guarantee the price and availability of SME overdraft facilities.

Our Strategic Plan has anticipated many of the challenges in our operating environment and has proved resilient. However, two important developments require additional strategic response.

Now that the Independent Commission on Banking (ICB) has published its final report, the future shape of UK banking regulation has become clearer. The Government’s formal response to the ICB is expected in December, but it has already indicated that it intends to implement the ICB’s recommendations, including the creation of a ring fence between different banking activities, and RBS is preparing for that outcome.

Clearly, extensive engagement will be needed between Government, regulators and industry to sort out the myriad of operational details that are inherent in proposals on this scale and then to implement them. We anticipate that it will take most of the scheduled adjustment period to complete this.

At the same time, the outlook for economic growth has been downgraded. Interest rates are likely to remain low for longer than originally forecast and markets appear likely to remain volatile for some time. We expect that unsecured wholesale funding availability for banks generally will remain scarcer and more expensive than in the past even when current uncertainties subside. The impact of these challenges will be felt by all banks.

Highlights (continued)

Third quarter results summary (continued)

Strategy (continued)
Taken together, the impact of the ICB’s ring-fencing proposals and changes in market and economic outlook will result in a further shift in the balance of RBS towards its retail and commercial businesses. It will drive a further shift in the Bank’s funding model to even greater deposit focus. We will pursue additional cost cutting to reduce the impact on customers and shareholders of the regulatory and market developments. We do expect that the higher equity capital requirements and other changes to funding structure that the ICB measures entail will be met organically during the adjustment period.

RBS anticipates that it may take some years for the full implications of the ICB to be clear. It will also take time for the path of economic recovery to be more positive. This will mean RBS’s own restructuring is likely to take longer to produce the targeted results and those results will be impacted by these external events.

RBS remains on course to meet or exceed its extant targets for capital, risk and balance sheet, and committed to the goal of all its businesses being capable of generating returns in excess of their cost of equity. Achievement of return on equity consistent with this goal and the related cost:income ratio is likely to take longer than the 2013 date originally envisaged.

Customer franchises
RBS Group is committed to supporting customers well. Improving the services the Group provides its customers and improving the way in which those services are provided are key to achieving this.

During the quarter UK Retail was awarded the “Best Financial Services Contact Centre in the UK” and “Best Large Contact Centre Organisation” accolades at the annual Customer Service Awards. To be recognised in this way is an important milestone in the division’s transformation programme, begun in 2010, and acts as further motivation in achieving its goal of becoming the UK’s most Helpful Bank.

Global Transaction Services (GTS) and Citizens both launched new products aimed at helping their customers manage their money better and more efficiently. GTS customers can now benefit from a product improving their ability to effectively manage cash positions and make successful liquidity and investment decisions while, in the US, Citizens focused on the specific needs of its small business customers. The launch of its expense management product follows on from a mobile cash management product launched during Q2 and allows business owners to track spend on cards issued by the business in real time and set limits for employee spending.

UK Corporate continued to promote its customer promise under the banner of Ahead for Business. By the end of Q3 for example, in addition to their regular customer visits, our relationship managers had spent over 600 additional days working in our customers’ businesses, to better understand how these businesses work and support them through the pressures and challenges they face, under our Working With You programme.

Highlights (continued)

Third quarter results summary (continued)

In the current difficult markets it is especially important that customers are able to monitor their money and for GBM customers with money invested in turbulent markets this can be especially important. In September, GBM launched RBS Agile, an automated trading tool which uses client specified criteria to enact hedging trades as required, helping customers to automatically manage their foreign exchange risk and strategy.

The Group recognises that there will always be more to achieve in customer satisfaction and product innovation but by focusing on the things that really matter to customers, it is moving in the right direction.

UK Lending
Q3 2011 was a difficult quarter for UK businesses, with weak macroeconomic news flows and the continuing sovereign debt crisis in the eurozone affecting confidence in future prospects and growth opportunities. In these conditions, RBS remains committed to serving its customers and the UK economy as a whole.

In Q3 2011 RBS provided a total of £24.5 billion of new lending to UK business customers - more than £375 million every working day. That brings total new lending in the first nine months of 2011 to £68.7 billion.  These totals lead the industry, substantially exceed RBS’s ‘natural’ share of customer relationships and underpin the Bank’s demonstrable commitment to supporting customers.

Third quarter new business lending comprised £10.0 billion of new loans and facilities to mid and large corporates, £4.1 billion of mid-corporate overdraft renewals, £8.1 billion of new loans and facilities to SMEs and £2.3 billion of SME overdraft renewals. New SME lending in the first nine months of the year totalled £30.7 billion (£23.6 billion of new loans and facilities and £7.1 billion of overdraft renewals).

The overall pattern of credit demand remained similar to the previous quarter. Mid and large corporate demand was robust and largely driven by refinancing, with businesses taking advantage of longer tenors available and opportunistically refinancing 2010 facilities at lower margins. Demand from SMEs remained more muted, with loan applications during the quarter down 12% from the prior year at 68,000. Approval rates remained above 85%.

Most businesses remained focused on deleveraging. Repayments in the mid and large segments remained significant in the quarter, although mid corporate drawn balances remained stable in the quarter.

SMEs also continued to pay down existing debt and focus on building up their cash balances, with Core drawn balances overall falling by 2% in the quarter and overall credit balances increasing £2 billion since the beginning of 2011. Overdraft utilisation remained below 50%, as it has consistently been since February 2010.  In Q3 2011, average price of new SME lending was generally stable, averaging 3.77%.

Highlights (continued)

Third quarter results summary (continued)

UK Lending (continued)
RBS continues with a range of measures to reinforce SMEs’ confidence that it is open for business including:

•	An overdraft price promise, which has seen SME customers save more than £250 million since it was introduced in November 2008.

•	Committed overdrafts (most banks’ overdrafts can be withdrawn on demand).

•	Experienced specialist bankers to support struggling companies.

•	Business support seminars for exporters.

•	A Business Hotline, which will review the decision if a business has been turned down for a loan, by RBS or another bank.

•	A Start-up Hotline, which provides advice for those considering starting up their own business.

•	Targeted industry funds, focusing on areas such as franchising, manufacturing and renewable energy.

On 3 November the Group launched a new loan product to support its SME customers with low fixed interest rates, no early repayment charges and, for a limited three month period, no initial fees. This offer responds to small businesses’ increasing concerns about investing in the face of significant uncertainty. This is part of our efforts to instil confidence in our small business customers and encourage them to speak to us about their investment plans.

Additionally, in the immediate aftermath of the August riots in London and other parts of England, the Group was quick to recognise the extra support its customers might need as a result, providing £10 million of interest free and fee-free loans to business customers affected by the rioting. RBS also contributed to the “High Street Fund”, in conjunction with other UK banks, to provide free cash support to small, independent traders to help them make repairs and get back to business.

RBS also recognises the importance of providing mortgage lending to UK consumers. Gross new lending in Q3 2011 increased by 5% compared with Q2 to £4.0 billion. In the first nine months of 2011 net mortgage lending to UK households increased by over £3.8 billion to £103.1 billion. One in five of the new mortgages provided by the Group during Q3 2011 was to first time buyers. RBS continues to provide more new mortgage lending than its historic market share.

Outlook
External market and economic conditions in Q4 are expected to remain challenging. RBS will continue to prioritise a strong balance sheet with an appropriate capital, funding and liquidity position.

We anticipate trends in our Core businesses broadly consistent with the third quarter. We expect to accelerate some Non-Core disposal losses to reduce RWAs in partial mitigation of Basel III implementation. Headline results will also be affected by volatility of own debt valuations and other non-operating items.

Analysis of results

	Quarter ended		Nine months ended
	30 September 2011	30 June 2011	30 September 2011	30 September 2010
Net interest income	£m	£m	£m	£m

Net interest income	3,077	3,227	9,605	10,629

Average interest-earning assets	663,059	660,548	660,306	698,774

Net interest margin
- Group	1.84%	1.96%	1.94%	2.03%
- Core
- Retail & Commercial (1)	3.19%	3.22%	3.23%	3.11%
- Global Banking & Markets	0.71%	0.70%	0.72%	1.09%
- Non-Core	0.43%	0.87%	0.74%	1.18%

Note:
(1)	Retail & Commercial comprises the UK Retail, UK Corporate, Wealth, Global Transaction Services, Ulster Bank and US Retail & Commercial divisions.

Key points

Q3 2011 compared with Q2 2011
•
Group NIM was impacted by the cost of carrying higher liquidity portfolio and balances held at central banks (3 basis points). Lower recoveries and run-off in Non-Core also negatively impacted Group NIM (6 basis points).

•
R&C NIM fell 3 basis points, principally reflecting lower long-term swap yields on current account balances and competitive deposit pricing. Front book asset margins in UK Retail and UK Corporate have continued to rebuild.

•	Average interest-earning assets remained stable, as the build-up in the liquidity portfolio was offset by continued run-off of Non-Core.

Q3 2011 compared with Q3 2010
•	R&C NIM remained essentially flat, with asset repricing offsetting the tightening of liability margins to support the Group’s deposit-gathering targets.

Analysis of results (continued)

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
Non-interest income	£m	£m	£m	£m	£m

Net fees and commissions	1,148	1,377	1,426	3,907	4,379
Income from trading activities
- Asset protection Scheme credit default swap - fair value changes	(60)	(168)	(825)	(697)	(825)
- movements in fair value of own debt	470	111	(330)	395	(185)
- other	547	1,204	1,432	3,241	5,163
Gain on redemption of own debt	1	255	-	256	553
Other operating income
- strategic disposals	(49)	50	27	(22)	(331)
- movements in the fair value of own debt	1,887	228	(528)	1,821	(223)
- other	546	864	184	2,118	1,030

Non-interest income (excluding insurance net premium income)	4,490	3,921	1,386	11,019	9,561
Insurance net premium income	1,036	1,090	1,289	3,275	3,856

Total non-interest income	5,526	5,011	2,675	14,294	13,417

Key points

Q3 2011 compared with Q2 2011
•
Non-interest income increased 10% to £5,526 million. Excluding movements in the fair value of own debt of £2,357 million, a charge on the APS credit default swap of £60 million, a loss on strategic disposals of £49 million, gain on redemption of own debt of £1 million and other adjustments of £3 million, non-interest income decreased by £1,254 million, 28%, principally reflecting lower trading income in Non-Core and in GBM. In Non-Core, Q2 2011 had reflected significant valuation gains c.£0.5 billion which were not repeated in the third quarter. Also in Q3 2011 Non-Core recorded net fair value losses on monoline related portfolios c.£0.2 billion.

•	The Group’s credit spreads widened significantly in the third quarter driving a FVOD gain of £2,357 million, compared with the Q2 2011 gain of £339 million.

•	GBM’s non-interest income was 33% lower, reflecting depressed primary market volumes, limited opportunities in the secondary market and a cautious risk appetite.

•
Insurance net premium income fell 5%, driven by continued run-off of legacy insurance policies in Non-Core. Net premium income in RBS Insurance, at £990 million, remained largely flat quarter on quarter.

•
The APS is accounted for as a derivative and changes to fair value are recorded in the income statement. In Q3 2011 the fair value charge was £60 million compared with a charge of £168 million in Q2 2011. The cumulative charge for the APS is £2.2 billion as at 30 September 2011.

Analysis of results (continued)

Key points (continued)

Q3 2011 compared with Q3 2010
•
Non-interest income increased 52% to £5,526 million, Excluding movements in the fair value of own debt of £2,357 million, a charge on the APS credit default swap of £60 million, a loss on strategic disposals of £49 million, gain on redemption of own debt of £1 million and other adjustments of £3 million, non-interest income was £3,280 million. The 27% decline in non-interest income was largely driven by uncertain market conditions during the quarter.

•	Q3 2010 Non-Core trading results included some substantial valuation gains with trading income of £219 million in the quarter, compared with a loss of £246 million in Q3 2011.

•
Insurance net premium income declined by 20%, driven by the run-off of legacy policies in Non-Core and an 8% decrease in RBS Insurance largely as a result of the de-risking of the motor book and exit from unprofitable business lines.

•
Strategic disposals saw a £49 million charge in Q3 2011, primarily relating to certain Non-Core loan assets which are held for disposal. This compares with a gain of £27 million in Q3 2010 primarily from the disposals of RBS Sempra Commodities JV and factoring businesses in France and Germany.

Analysis of results (continued)

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
Operating expenses	£m	£m	£m	£m	£m

Staff costs	2,076	2,210	2,423	6,685	7,477
Premises and equipment	604	602	611	1,777	1,693
Other
- Payment Protection Insurance	-	850	-	850	-
- other	962	902	914	2,785	2,947

Administrative expenses	3,642	4,564	3,948	12,097	12,117
Depreciation and amortisation
- amortisation of purchased intangible assets	69	56	123	169	273
- other	416	397	480	1,193	1,331

Operating expenses	4,127	5,017	4,551	13,459	13,721

General insurance	734	793	1,092	2,439	3,547
Bancassurance	-	-	50	-	54

Insurance net claims	734	793	1,142	2,439	3,601

Staff costs as a % of total income	24%	27%	40%	28%	31%

Key points

Q3 2011 compared with Q2 2011
•
Group third quarter costs fell 17%. Excluding the amortisation of purchased intangible assets of £69 million, integration and restructuring costs of £233 million and other adjustments totalling £4 million, group expenses fell by 2%, to £3,821 million, largely driven by reduced compensation accruals in GBM, while R&C costs were flat.

•
The Group cost:income ratio was 68% in Q3 2011 compared with 56%, reflecting the subdued operating environment, with income trends the dominant factor. The Core cost:income ratio also worsened, to 62% in the quarter.

Q3 2011 compared with Q3 2010
•	Group costs were 9% lower than in the prior year, with expenses in Non-Core declining 42% with run-off the principal driver.

•	General insurance claims fell by £358 million, 33%, primarily driven by the non-repeat of Q3 2010 reserve strengthening relating to bodily injury claims.

•
The Group cost reduction programme continues to run ahead of target, achieving strong returns with lower programme spend than originally projected. The underlying run rate achieved to date is just under £3 billion per annum. This has enabled the Group to reinvest savings into enhancing the systems infrastructure to improve customer service, increase product offerings and respond to regulatory changes.

Bank Levy
Under IFRS, no liability for the bank levy arises until the measurement date, 31 December 2011. Accordingly, no accrual was made for the estimated cost of the levy at 30 September 2011. If the levy had been applied to the balance sheet at 30 September 2011, the cost of the levy to RBS would be a full year charge of approximately £330 million.

Analysis of results (continued)

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
Impairment losses	£m	£m	£m	£m	£m

Loan impairment losses	1,452	2,237	1,908	5,587	6,989
Securities impairment losses
Sovereign debt impairment (1)	142	733	-	875	-
Interest rate hedge adjustments on impaired available-for-sale Greek government bonds	60	109	-	169	-
Other	84	27	45	160	126

Group impairment losses	1,738	3,106	1,953	6,791	7,115

Loan impairment losses - customers
- latent	(60)	(188)	40	(355)	(5)
- collectively assessed	689	591	748	2,000	2,341
- individually assessed	823	1,834	1,120	3,942	4,653

Loan impairment losses	1,452	2,237	1,908	5,587	6,989

Core	817	810	779	2,479	2,825
Non-Core	635	1,427	1,129	3,108	4,164

Group	1,452	2,237	1,908	5,587	6,989

Customer loan impairment charge as a % of gross loans and advances (2)
Group	1.1%	1.8%	1.4%	1.5%	1.7%
Core	0.8%	0.8%	0.7%	0.8%	0.9%
Non-Core	2.8%	6.0%	3.9%	4.6%	4.7%

Notes:
(1)
The Group holds Greek government bonds with a notional amount of £1.45 billion. In the second quarter of 2011, the Group recorded an impairment loss of £733 million in respect of these bonds as a result of Greece’s continuing fiscal difficulties. This charge (c.50% of notional) wrote the bonds down to their market price as at 30 June 2011. In the third quarter of 2011, an additional impairment loss of £142 million was recorded to write the bonds down to their market price as at 30 September 2011 (c.37% of notional).

(2)	Gross loans and advances to customers include disposal groups and exclude reverse repurchase agreements.

Key points

Q3 2011 compared with Q2 2011
•
Loan impairments fell 35% on the prior quarter to £1,452 million or 1.1% of gross loans and advances to customers. Core impairments were largely flat on Q2 2011 with a small increase in Retail & Commercial being offset by a reduction in GBM.

•
The continuing macroeconomic issues in Greece and a further decline in the value of Greek sovereign bonds in Q3 2011 drove an additional impairment of the Group’s AFS bond portfolio of £142 million. The Greek AFS bond portfolio was marked at 37% of par value at 30 September 2011.

•
Non-Core’s Q3 2011 loan impairments fell £792 million on the previous quarter, primarily reflecting a decline in impairments on the Ulster Bank portfolio, including a significantly reduced charge for development land values in Ireland.

•
The Retail & Commercial impairment uplift mainly reflected a £58 million increase in Core Ulster Bank driven primarily by deteriorating mortgage metrics. Combined Ulster Bank (Core and Non-Core) impairments were £610 million, down 51% or £641 million from Q2 2011.

Analysis of results (continued)

Key points (continued)

Q3 2011 compared with Q3 2010
•
Core loan impairments were up 5% on Q3 2010, primarily driven by the increase in Ulster Bank’s mortgage portfolio. GTS increased its provision on an existing single name impairment, while UK Corporate saw an increase in collective charges.

•	The Group customer loan impairment charge as a percentage of loans and advances was 1.1%, compared with 1.4% in Q3 2010.

•	Provision coverage of risk elements in lending was 49% at the end of Q3 2011, in line with Q3 2010.

Q3 2011 compared with Q3 2010
•	Integration and restructuring costs fell 25% versus a year ago, largely reflecting lower costs of established cost efficiency programmes.

Analysis of results (continued)

Capital resources and ratios	30 September 2011	30 June 2011	31 December 2010

Core Tier 1 capital	£48bn	£48bn	£50bn
Tier 1 capital	£58bn	£58bn	£60bn
Total capital	£62bn	£62bn	£65bn
Risk-weighted assets
- gross	£512bn	£529bn	£571bn
- benefit of the Asset Protection Scheme	(£89bn)	(£95bn)	(£106bn)
Risk-weighted assets	£423bn	£434bn	£465bn
Core Tier 1 ratio (1)	11.3%	11.1%	10.7%
Tier 1 ratio	13.8%	13.5%	12.9%
Total capital ratio	14.7%	14.4%	14.0%

Note:
(1)	The benefit of APS in Core Tier 1 ratio is 1.3% at 30 September 2011 (30 June 2011 - 1.3%; 31 December 2010 - 1.2%).

Key points
•
The Group’s Core Tier 1 ratio strengthened to 11.3%. The impact of the attributable loss (excluding FVOD) for the quarter was more than offset by a £17 billion reduction in gross RWAs, excluding the benefit of APS.

•	In the third quarter APS provided Core Tier 1 benefit of 1.3%.

•
The Q3 2011 gross RWAs decline was predominantly driven by Non-Core and GBM. Non-Core RWAs declined £7 billion from run-off and disposals; GBM’s RWAs declined by £5 billion to £134 billion as a result of on-going risk mitigating actions.

Analysis of results (continued)

Balance sheet	30 September 2011	30 June 2011	31 December 2010

Funded balance sheet	£1,035bn	£1,051bn	£1,026bn
Total assets	£1,608bn	£1,446bn	£1,454bn
Loans and advances to customers (1)	£486bn	£490bn	£503bn
Customer deposits (2)	£434bn	£429bn	£429bn
Loan:deposit ratio - Core (3)	95%	96%	96%
Loan:deposit ratio - Group (3)	112%	114%	117%

Notes:
(1)	Excluding reverse repurchase agreements and stock borrowing.
(2)	Excluding repurchase agreements and stock lending.
(3)	Net of provisions.

Key points
•
The Group’s Q3 2011 funded balance sheet decreased by £16 billion versus the prior quarter to £1,035 billion. GBM’s funded balance sheet fell £20 billion to £399 billion while Non-Core’s steady progress in run-off and disposals during the quarter reduced its assets by a further £8 billion to £105 billion. Non-Core is well placed to reach its year end target of funded assets of £96 billion. A £15 billion increase in liquidity portfolio assets held by Group Treasury partially offset these asset declines.

•
The Group’s total assets increased by £162 billion compared with Q2 2011 due to an increase in derivative fair values as a result of lower interest rates. Further discussion of derivatives is included on pages 123 to 127.

•
Group customer deposits increased by £5 billion from Q2 2011, reflecting an increase in GBM and strong growth in both savings and current account balances in UK Retail. Loans and advances to customers fell in the third quarter as Non-Core continued to run down assets. In the core franchises there was modest loan growth in Wealth, US Retail & Commercial, GTS and GBM.

•	The Q3 2011 Group loan:deposit ratio improved to 112% compared with 114% in Q2 2011. The Core loan:deposit ratio also improved to 95% versus 96% at Q2 2011.

Further discussion of the Group’s funding and liquidity position is included on pages 104 to 112.

Divisional performance

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Operating profit/(loss) by division
UK Retail	499	523	398	1,530	814
UK Corporate	301	345	422	1,139	1,130
Wealth	71	74	74	225	217
Global Transaction Services	195	164	309	546	821
Ulster Bank	(219)	(189)	(176)	(785)	(490)
US Retail & Commercial	115	127	73	322	242

Retail & Commercial	962	1,044	1,100	2,977	2,734
Global Banking & Markets	112	446	589	1,656	2,837
RBS Insurance	123	139	(33)	329	(286)
Central items	67	47	76	71	462

Core	1,264	1,676	1,732	5,033	5,747
Non-Core	(997)	(858)	(1,006)	(2,895)	(3,889)

	267	818	726	2,138	1,858
Reconciling items
Fair value of own debt	2,357	339	(858)	2,216	(408)
Asset Protection Scheme credit default swap - fair value changes	(60)	(168)	(825)	(697)	(825)
Payment Protection Insurance costs	-	(850)	-	(850)	-
Sovereign debt impairment and related interest rate hedge adjustments	(202)	(842)	-	(1,044)	-
Amortisation of purchased intangible assets	(69)	(56)	(123)	(169)	(273)
Integration and restructuring costs	(233)	(208)	(311)	(586)	(733)
Gain on redemption of own debt	1	255	-	256	553
Strategic disposals	(49)	50	27	(22)	(331)
Other	(8)	(16)	(196)	(32)	(232)

	2,004	(678)	(1,560)	(1,210)	(391)

Impairment losses/(recoveries) by division
UK Retail	195	208	251	597	938
UK Corporate	228	218	158	551	542
Wealth	4	3	1	12	12
Global Transaction Services	45	54	3	119	6
Ulster Bank	327	269	286	1,057	785
US Retail & Commercial	84	66	125	260	412

Retail & Commercial	883	818	824	2,596	2,695
Global Banking & Markets	(32)	37	(40)	(19)	156
Central items	3	(2)	(2)	2	(1)

Core	854	853	782	2,579	2,850
Non-Core	682	1,411	1,171	3,168	4,265

Group impairment losses	1,536	2,264	1,953	5,747	7,115

Divisional performance (continued)

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	%	%	%	%	%

Net interest margin by division
UK Retail	3.90	4.00	3.99	3.98	3.87
UK Corporate	2.48	2.55	2.56	2.59	2.49
Wealth	3.46	3.61	3.41	3.51	3.40
Global Transaction Services	5.33	5.63	6.67	5.61	6.98
Ulster Bank	1.85	1.69	1.88	1.76	1.86
US Retail & Commercial	3.09	3.11	2.89	3.07	2.80

Retail & Commercial	3.19	3.22	3.20	3.23	3.11
Global Banking & Markets	0.71	0.70	1.13	0.72	1.09
Non-Core	0.43	0.87	1.04	0.74	1.18

Group net interest margin	1.84	1.96	2.03	1.94	2.03

	30 September 2011	30 June 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Risk-weighted assets by division
UK Retail	48.7	49.5	(2%)	48.8	-
UK Corporate	75.7	77.9	(3%)	81.4	(7%)
Wealth	13.0	12.9	1%	12.5	4%
Global Transaction Services	18.6	18.8	(1%)	18.3	2%
Ulster Bank	34.4	36.3	(5%)	31.6	9%
US Retail & Commercial	56.5	54.8	3%	57.0	(1%)

Retail & Commercial	246.9	250.2	(1%)	249.6	(1%)
Global Banking & Markets	134.3	139.0	(3%)	146.9	(9%)
Other	9.8	11.8	(17%)	18.0	(46%)

Core	391.0	401.0	(2%)	414.5	(6%)
Non-Core	117.9	124.7	(5%)	153.7	(23%)

Group before benefit of Asset Protection Scheme	508.9	525.7	(3%)	568.2	(10%)
Benefit of Asset Protection Scheme	(88.6)	(95.2)	(7%)	(105.6)	(16%)

Group before RFS Holdings minority interest	420.3	430.5	(2%)	462.6	(9%)
RFS Holdings minority interest	3.0	3.0	-	2.9	3%

Group	423.3	433.5	(2%)	465.5	(9%)

For the purposes of the divisional return on equity ratios, notional equity has been calculated as a percentage of the monthly average of divisional risk-weighted assets, adjusted for capital deductions. Currently, 9% has been applied to the Retail & Commercial divisions and 10% to Global Banking & Markets. However, these will be subject to modification as the final Basel III rules and ICB recommendations are considered.

Divisional performance (continued)

Employee numbers by division (full time equivalents in continuing operations rounded to the nearest hundred)	30 September 2011	30 June 2011	31 December 2010

UK Retail	27,900	27,900	28,200
UK Corporate	13,600	13,400	13,100
Wealth	5,600	5,500	5,200
Global Transaction Services	2,700	2,700	2,600
Ulster Bank	4,400	4,300	4,200
US Retail & Commercial	15,300	15,200	15,700

Retail & Commercial	69,500	69,000	69,000
Global Banking & Markets	18,900	19,000	18,700
RBS Insurance	15,200	14,600	14,500
Group Centre	6,100	5,100	4,700

Core	109,700	107,700	106,900
Non-Core	5,300	6,300	6,900

	115,000	114,000	113,800
Business Services	34,200	33,500	34,400
Integration	1,100	800	300

Group	150,300	148,300	148,500

The increase in Group employee numbers primarily reflects project staff employed to meet the short-term demands of the Group’s change and customer service related programmes. The increase is temporary, and we expect a decline in Q4 2011, and further into 2012, due to the Group’s on-going cost reduction programmes.

UK Retail

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,074	1,086	1,056	3,236	2,990

Net fees and commissions	259	295	279	824	832
Other non-interest income	33	38	98	105	188

Non-interest income	292	333	377	929	1,020

Total income	1,366	1,419	1,433	4,165	4,010

Direct expenses
- staff	(206)	(218)	(226)	(639)	(681)
- other	(102)	(106)	(134)	(321)	(409)
Indirect expenses	(364)	(364)	(374)	(1,078)	(1,114)

	(672)	(688)	(734)	(2,038)	(2,204)

Insurance net claims	-	-	(50)	-	(54)
Impairment losses	(195)	(208)	(251)	(597)	(938)

Operating profit	499	523	398	1,530	814

Analysis of income by product
Personal advances	260	278	248	813	718
Personal deposits	236	257	277	747	831
Mortgages	576	581	527	1,700	1,427
Cards	231	243	243	712	711
Other, including bancassurance	63	60	138	193	323

Total income	1,366	1,419	1,433	4,165	4,010

Analysis of impairments by sector
Mortgages	34	55	55	150	147
Personal	120	106	150	321	551
Cards	41	47	46	126	240

Total impairment losses	195	208	251	597	938

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.1%	0.2%	0.2%	0.2%	0.2%
Personal	4.7%	3.9%	4.8%	4.2%	5.9%
Cards	2.9%	3.4%	3.0%	3.0%	5.2%

Total	0.7%	0.8%	0.9%	0.7%	1.2%

UK Retail (continued)

Key metrics

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010

Performance ratios
Return on equity (1)	26.7%	27.6%	21.2%	26.8%	14.1%
Net interest margin	3.90%	4.00%	3.99%	3.98%	3.87%
Cost:income ratio	49%	48%	51%	49%	55%
Adjusted cost:income ratio (2)	49%	48%	53%	49%	56%

	30 September 2011	30 June 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	94.2	94.0	-	90.6	4%
- personal	10.3	10.8	(5%)	11.7	(12%)
- cards	5.6	5.6	-	6.1	(8%)

	110.1	110.4	-	108.4	2%
Customer deposits (excluding bancassurance)	98.6	95.9	3%	96.1	3%
Assets under management (excluding deposits)	5.6	5.8	(3%)	5.7	(2%)
Risk elements in lending	4.7	4.6	2%	4.6	2%
Loan:deposit ratio (excluding repos)	109%	112%	(300bp)	110%	(100bp)
Risk-weighted assets	48.7	49.5	(2%)	48.8	-

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Adjusted cost:income ratio is based on total income after netting insurance claims and operating expenses.

Key points
UK Retail’s transformation into the UK’s most helpful and sustainable bank picked up speed during Q3 2011, with good progress on reducing branch queuing, improving telephone services and reducing complaints.

With an uncertain economic environment and difficult financial market conditions across Europe, the third quarter was characterised by an additional focus on deposit gathering. UK Retail achieved good balance growth during the period, including successful fixed rate bond sales, though in a competitive pricing environment this growth came at the cost of margin.

There has been positive feedback from RBS customers following the introduction of the facility to obtain emergency cash and on the new packaged accounts. UK Retail continued to develop mobile banking applications and online functionality by developing iPad, Blackberry and Android applications for customers.

UK Retail (continued)

Key points (continued)

Q3 2011 compared with Q2 2011
•
Operating profit of £499 million in Q3 2011 was £24 million lower than in the previous quarter. Income fell 4%, £53 million, though this was partly offset by a reduction in costs of 2%, £16 million and impairment losses of 6%, £13 million. Return on equity was 26.7% compared with 27.6% in Q2 2011.

•
UK Retail achieved strong customer deposit growth of £2.7 billion in the quarter. Fixed rate bond offerings helped deliver strong savings deposit balance growth in Q3 2011. Mortgage balances increased marginally in the quarter and RBS’s share of gross new lending was 8% in the quarter, in line with its share of stock, at 8%. Unsecured lending declined 3% in the quarter as the Group continue to focus on lower risk secured lending. Strong deposit growth contributed to the fall in the loan to deposit ratio to 109%.

•
Net interest income fell 1%, £12 million in the quarter driven by a fall in deposit income due to continued lower long-term swap rate returns on current account balances and strong savings balance growth. Net interest margin declined 10 basis points to 3.90% driven by this reduction in the liability margin.

•
Non-interest income declined by 12%, £41 million, on Q2 2011 driven by reductions in transactional fees, and investment product related income. Seasonal factors, largely related to ISA sales, attributed to an uplift in income in Q2 2011, which was not repeated in Q3 2011. Non-interest income was further negatively impacted by lower consumer spending and investment confidence in Q3 2011, linked to the current state of the economy and the market, respectively.

•
Overall expenses decreased by 2%, or £16 million quarter on quarter. Direct costs fell by 5% due to headcount reductions and continued efficiency benefits. Indirect costs remained flat, reflecting high inflationary increases in utility and mail costs offset by further cost saving initiatives.

•	Impairment losses fell by 6% or £13 million during the period.
○
Mortgage impairment losses were £34 million on a total book of £94 billion, a £21 million reduction quarter-on-quarter. Arrears rates were stable and remained below the Council of Mortgage Lenders industry average.

○
The unsecured portfolio impairment charge increased 5% to £161 million, on a book of almost £16 billion, as there were lower provision surplus releases on the already defaulted book compared with Q2 2011. Underlying default levels were slightly lower quarter-on-quarter. Industry benchmarks for cards arrears remain stable, with RBS continuing to perform better than the market.

•
Risk-weighted assets decreased 2% in the quarter, primarily reflecting lower balances and improved quality within the unsecured portfolio, partly offset by volume growth in lower risk secured mortgages.

UK Retail (continued)

Key points (continued)

Q3 2011 compared with Q3 2010
•	Operating profit increased by £101 million, with income down 1%, costs down 8% and impairments 22% lower than in Q3 2010.

•
Net interest income was 2% higher than Q3 2010, with strong mortgage balance growth and recovering asset margins across all products, partially offset by continued competitive pressure on savings margins and continued lower long term swap rate returns adversely impacting current account income.

•
Savings balances were up 10% on Q3 2010, significantly outperforming the market which remains highly competitive. The strong savings growth contributed to an improvement in the loan to deposit ratio from 115% to 109%.

•
Non-interest income declined 23%, to £85 million. Excluding bancassurance claims of £50 million in Q3 2010, non-interest income declined by 11%, £35 million primarily driven by lower investment income as a result of the dissolution of the UK Retail bancassurance joint venture.

•
Costs were 8% lower than in Q3 2010, reflecting continued implementation of process efficiencies, lower Financial Services Compensation Scheme charges and the impact of the dissolution of the bancassurance joint venture. The adjusted cost:income ratio improved from 53% to 49%.

•	Impairment losses decreased by 22% on Q3 2010, primarily reflecting improvements in default rates on the unsecured book. Q3 2010 also included additional charges on the already defaulted book.

UK Corporate

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	621	641	662	1,951	1,919

Net fees and commissions	244	231	244	719	701
Other non-interest income	83	94	80	265	292

Non-interest income	327	325	324	984	993

Total income	948	966	986	2,935	2,912

Direct expenses
- staff	(184)	(199)	(186)	(585)	(580)
- other	(88)	(71)	(81)	(249)	(266)
Indirect expenses	(147)	(133)	(139)	(411)	(394)

	(419)	(403)	(406)	(1,245)	(1,240)
Impairment losses	(228)	(218)	(158)	(551)	(542)

Operating profit	301	345	422	1,139	1,130

Analysis of income by business
Corporate and commercial lending	647	666	651	2,042	1,941
Asset and invoice finance	176	163	163	491	451
Corporate deposits	172	171	183	513	544
Other	(47)	(34)	(11)	(111)	(24)

Total income	948	966	986	2,935	2,912

Analysis of impairments by sector
Banks and financial institutions	6	13	15	22	8
Hotels and restaurants	22	13	6	43	34
Housebuilding and construction	29	15	62	76	84
Manufacturing	9	6	2	21	10
Other	36	89	19	126	139
Private sector education, health, social work, recreational and community services	20	1	1	32	9
Property	82	51	34	151	161
Wholesale and retail trade, repairs	24	16	14	56	60
Asset and invoice finance	-	14	5	24	37

Total impairment losses	228	218	158	551	542

UK Corporate (continued)

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Banks and financial institutions	0.4%	0.9%	1.0%	0.5%	0.2%
Hotels and restaurants	1.4%	0.8%	0.3%	0.9%	0.7%
Housebuilding and construction	2.9%	1.4%	5.5%	2.5%	2.5%
Manufacturing	0.8%	0.5%	0.2%	0.6%	0.3%
Other	0.4%	1.1%	0.2%	0.5%	0.6%
Private sector education, health, social work, recreational and community services	0.9%	-	-	0.5%	0.1%
Property	1.1%	0.7%	0.5%	0.7%	0.7%
Wholesale and retail trade, repairs	1.1%	0.7%	0.5%	0.8%	0.8%
Asset and invoice finance	-	0.6%	0.2%	0.3%	0.5%

Total	0.8%	0.8%	0.6%	0.7%	0.6%

Key metrics
	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010

Performance ratios
Return on equity (1)	11.1%	12.3%	14.1%	13.1%	12.2%
Net interest margin	2.48%	2.55%	2.56%	2.59%	2.49%
Cost:income ratio	44%	42%	41%	42%	43%

	30 September 2011	30 June 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	112.7	113.6	(1%)	114.6	(2%)
Loans and advances to customers (gross)
- banks and financial institutions	5.7	5.9	(3%)	6.1	(7%)
- hotels and restaurants	6.3	6.5	(3%)	6.8	(7%)
- housebuilding and construction	4.0	4.2	(5%)	4.5	(11%)
- manufacturing	4.7	4.9	(4%)	5.3	(11%)
- other	32.6	32.2	1%	31.0	5%
- private sector education, health, social work, recreational and community services	8.7	8.8	(1%)	9.0	(3%)
- property	29.0	29.2	(1%)	29.5	(2%)
- wholesale and retail trade, repairs	8.9	9.2	(3%)	9.6	(7%)
- asset and invoice finance	10.1	9.9	2%	9.9	2%

	110.0	110.8	(1%)	111.7	(2%)

Customer deposits	98.9	99.5	(1%)	100.0	(1%)
Risk elements in lending	4.9	4.8	2%	4.0	23%
Loan:deposit ratio (excluding repos)	109%	109%	-	110%	(100bp)
Risk-weighted assets	75.7	77.9	(3%)	81.4	(7%)

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

UK Corporate (continued)

Key points
UK Corporate continues to support UK businesses through a challenging economic climate.

In Q3 2011, following the August riots, UK Corporate responded with a number of emergency measures to support SME customers. On 3 November we launched a new loan product to support our SME customers with low fixed interest rates, no early repayment charges and, for a limited three month period, no initial fees.

The division has worked closely with over 2,000 customers so far this year (600 in the quarter) to help reduce banking operations complexity and improve efficiency. The benefits include converting 30,000 cheques to BACS payments, migrating 22,000 credits from branch counters and reducing manual payments by 2,000 per annum.

Q3 2011 also saw UK Corporate’s strategic investment programme deliver two new deposit products. The Managed Rate account enables customers to manage their liquidity requirements on a day by day basis. Since launch, £3 billion of base rate balances have migrated to the Managed Rate product.  Additionally, an education sector specific product suite, offering attractively priced products and a deposit structure better suited to the sector’s unique needs was also launched during the quarter.

Q3 2011 compared with Q2 2011
•	Operating profit of £301 million was £44 million, 13%, lower, with adverse movements in lending income, costs and impairments.

•	Net interest income fell by 3%, impacted by a small reduction in lending volumes and marginally higher costs of funding. Net interest margin declined by 7 basis points in the quarter.

•
Non-interest income remained broadly in line with Q2 2011 with higher Global Banking & Markets (GBM) revenue share income largely offset by the non-repeat of modest asset disposal gains recognised in Q2 2011.

•
Total costs increased 4% due to an operational loss recovery in Q2 2011 and higher operational costs of managing the non-performing book, partially offset by lower discretionary staff costs in Q3 2011.

•	Impairments increased £10 million due to lower latent provision releases and higher collective provisions on the SME book, partially offset by a fall in specific provisions in the quarter.

Q3 2011 compared with Q3 2010
•	Operating profit decreased by £121 million, 29%, primarily driven by increased impairments and higher costs of funding.

•
Net interest income fell 6%, reflecting increased funding costs together with a 3% fall in net lending balances. This was partially offset by further re-pricing of the lending portfolio. Deposit growth of 1% supported an improvement in the loan to deposit ratio from 114% to 109%.

•	Non-interest income was £3 million higher as a result of a rise in GBM revenue share and Invoice Finance income, partially offset by lower fee income.

•
Expenses increased £13 million, 3%, primarily driven by higher operational costs of managing the non-performing book, increased costs associated with GBM cross-sales and increased marketing spend to support strategic customer initiatives.

•	Impairments were £70 million or 44% higher primarily driven by an increased flow into collectively assessed balances.

Wealth

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	178	182	156	527	449

Net fees and commissions	95	94	90	286	282
Other non-interest income	23	21	18	61	54

Non-interest income	118	115	108	347	336

Total income	296	297	264	874	785

Direct expenses
- staff	(106)	(111)	(95)	(317)	(286)
- other	(57)	(51)	(39)	(152)	(113)
Indirect expenses	(58)	(58)	(55)	(168)	(157)

	(221)	(220)	(189)	(637)	(556)
Impairment losses	(4)	(3)	(1)	(12)	(12)

Operating profit	71	74	74	225	217

Analysis of income
Private banking	244	245	217	720	637
Investments	52	52	47	154	148

Total income	296	297	264	874	785

Key metrics
	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010

Performance ratios
Return on equity (1)	16.3%	17.4%	18.2%	17.5%	18.1%
Net interest margin	3.46%	3.61%	3.41%	3.51%	3.40%
Cost:income ratio	75%	74%	72%	73%	71%

	30 September 2011	30 June 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	8.3	8.2	1%	7.8	6%
- personal	7.2	7.0	3%	6.7	7%
- other	1.5	1.6	(6%)	1.6	(6%)

	17.0	16.8	1%	16.1	6%
Customer deposits (2)	37.4	37.3	-	37.1	1%
Assets under management (excluding deposits) (2)	29.9	34.3	(13%)	33.9	(12%)
Risk elements in lending	0.2	0.2	-	0.2	-
Loan:deposit ratio (excluding repos) (2)	45%	45%	-	43%	200bp
Risk-weighted assets	13.0	12.9	1%	12.5	4%

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	31 December 2010 comparatives have been revised to reflect the current reporting methodology.

Wealth (continued)

Key points
Q3 2011 has seen continued execution of the Wealth strategy as announced in Q1 2011.

Plans to refresh the Coutts brand were finalised in the quarter with the initial launch in the UK market scheduled for Q4 2011. The new brand will bring Coutts UK and RBS Coutts under one single contemporary Coutts brand.

The Wealth divisional strategy focuses on territories where the businesses have the opportunity for greatest scale or growth and during Q3 2011 the refocus on target markets was completed. The division also furthered plans to enhance its propositions in strategic international markets such as Asia, the Middle East, and Eastern Europe.

In products and services further work was undertaken on the development of propositions for the diverse segments in the UK and International markets and the division continues to look to optimise how new products and services are delivered across multiple markets. The RBS Group provides significant opportunity to leverage synergies across divisions and Wealth continues to look at the connectivity potential with relevant businesses.

Strategic investment in technology continued in Q3 2011, in particular with the finalisation of plans to deploy a new class-leading global banking platform in the UK, Further technology solutions continue to be assessed to enhance client experience, client to advisor interaction, and advisor to advisor collaboration.

Q3 2011 compared with Q2 2011
•	Operating profit fell 4% to £71 million in the third quarter as a result of stable income and a small rise in impairments.

•
Income remained stable as a 3% increase in non-interest income was offset by a 2% decline in net interest income. The growth in non-interest income reflects strong foreign exchange dealing income, primarily driven by movements in Swiss franc exchange rates during the quarter. Net interest income declined despite continued growth in the lending book margin, as the division received lower internal reward for its funding surplus. This resulted in a 15 basis point decline in net interest margin.

•	Expenses remained flat in the quarter as increased regulatory costs were offset by discretionary cost management.

•
Client assets and liabilities managed by the division declined 5%. Lending volumes maintained their strong momentum, increasing a further 1% and deposit volumes remained stable. Assets under management declined 13% given adverse market movements, reflecting £3.2 billion of the movement, as well as net new business outflows of £1.2 billion as clients became cautious towards equities.

Wealth (continued)

Key points (continued)

Q3 2011 compared with Q3 2010
•	Operating profit declined 4% on prior year as a strong income performance was offset by higher expenses, reflecting continued investment in the division and adverse foreign exchange movements.

•
Income increased by 12% with growth in both net interest and non-interest income. Net interest income rose £22 million with a 5 basis point increase in net interest margin buttressed by robust growth in lending and deposit volumes. Non-interest income increased 9% with strong performances in foreign exchange dealing and investment income.

•
Expenses grew by 17%, reflecting the impact of the increased regulatory costs in Q3 2011, adverse movements in foreign exchange and significant investment in strategic initiatives and private banker recruitment.

•
Client asset and liabilities were up £0.4 billion, with continued growth in lending and deposits in a competitive environment.  This growth was partially offset by a 9% fall in assets under management, with tough market conditions reducing values by 11%, partially offset by 2% growth provided by net new business.

Global Transaction Services

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	276	263	257	799	711
Non-interest income	300	297	411	879	1,212

Total income	576	560	668	1,678	1,923

Direct expenses
- staff	(89)	(95)	(100)	(280)	(306)
- other	(26)	(32)	(38)	(87)	(108)
Indirect expenses	(221)	(215)	(218)	(646)	(682)

	(336)	(342)	(356)	(1,013)	(1,096)
Impairment losses	(45)	(54)	(3)	(119)	(6)

Operating profit	195	164	309	546	821

Analysis of income by product
Domestic cash management	216	217	216	645	611
International cash management	220	215	200	646	578
Trade finance	90	78	81	241	228
Merchant acquiring	4	4	123	11	371
Commercial cards	46	46	48	135	135

Total income	576	560	668	1,678	1,923

Key metrics
	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010

Performance ratios
Return on equity (1)	31.0%	27.0%	47.8%	29.6%	42.8%
Net interest margin	5.33%	5.63%	6.67%	5.61%	6.98%
Cost:income ratio	58%	61%	53%	60%	57%

	30 September 2011	30 June 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	29.9	30.2	(1%)	25.2	19%
Loans and advances	19.5	19.2	2%	14.4	35%
Customer deposits	71.4	73.3	(3%)	69.9	2%
Risk elements in lending	0.2	0.3	(33%)	0.1	100%
Loan:deposit ratio (excluding repos)	28%	26%	200bp	21%	700bp
Risk-weighted assets	18.6	18.8	(1%)	18.3	2%

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Global Transaction Services (continued)

Key points
In Q3 2011 Global Transaction Services (GTS) delivered revenue growth, careful cost management and resilient deposit performance.

GTS continued to deliver solutions to clients, for example, launching the new Liquidity Solutions Portal which gives clients the ability to view and control balances, forecast their cash positions and make effective liquidity and investment decisions in real time. The business also launched the new enhanced e-Invoicing solution, which received a ‘Green Apple’ award for environmental best practice from The Green Organisation.

Q3 2011 compared with Q2 2011
•	Operating profit increased 19%, driven by income growth, lower costs and impairment charges.

•	Income increased by 3% with good performance in trade finance and international cash management.

•	Total expenses decreased by 2%, reflecting tight management of discretionary costs whilst supporting investment in technology and support infrastructure.

•	Q3 2011 impairment losses of £45 million, which were largely related to additional provision on an existing single name impairment, were down 17%.

•	Customer deposit levels held up well in a competitive environment, but were adversely affected by exchange rate movements.

Q3 2011 compared with Q3 2010
•
Operating profit fell 37%, in part reflecting the sale of Global Merchant Services (GMS), which completed on 30 November 2010. Adjusting for the disposal, operating profit decreased 24%, reflecting provision on a single name impairment.

•	Excluding GMS, income increased by 5% supported by the success of deposit-gathering initiatives and increased trade finance activity.

•	Excluding GMS, expenses increased by 16%, reflecting business improvement initiatives and investment in technology and support infrastructure.

•	Customer deposits were 9% higher at £71.4 billion, reflecting strong deposit volumes in domestic and international cash management, in a challenging competitive environment.

•	Third party assets increased by £5.7 billion, largely due to strong growth in trade finance and international cash management.

•	During Q3 2010, GMS recorded income of £120 million, total expenses of £67 million and an operating profit of £53 million.

Ulster Bank

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	185	171	192	525	574

Net fees and commissions	41	37	38	114	116
Other non-interest income	19	14	14	48	42

Non-interest income	60	51	52	162	158

Total income	245	222	244	687	732

Direct expenses
- staff	(55)	(57)	(54)	(168)	(180)
- other	(17)	(17)	(18)	(52)	(57)
Indirect expenses	(65)	(68)	(62)	(195)	(200)

	(137)	(142)	(134)	(415)	(437)
Impairment losses	(327)	(269)	(286)	(1,057)	(785)

Operating loss	(219)	(189)	(176)	(785)	(490)

Analysis of income by business
Corporate	107	117	120	337	399
Retail	116	98	124	327	341
Other	22	7	-	23	(8)

Total income	245	222	244	687	732

Analysis of impairments by sector
Mortgages	126	78	69	437	135
Corporate
- property	78	66	107	241	306
- other corporate	111	103	100	334	309
Other lending	12	22	10	45	35

Total impairment losses	327	269	286	1,057	785

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	2.4%	1.4%	1.3%	2.8%	0.8%
Corporate
- property	6.1%	5.0%	8.1%	6.3%	7.7%
- other corporate	5.4%	4.7%	4.3%	5.4%	4.4%
Other lending	3.2%	5.5%	2.4%	4.0%	2.7%

Total	3.7%	2.9%	3.0%	4.0%	2.8%

Ulster Bank (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010

Performance ratios
Return on equity (1)	(21.2%)	(19.7%)	(20.2%)	(27.1%)	(18.1%)
Net interest margin	1.85%	1.69%	1.88%	1.76%	1.86%
Cost:income ratio	56%	64%	55%	60%	60%

	30 September 2011	30 June 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	20.7	21.8	(5%)	21.2	(2%)
- corporate
- property	5.1	5.3	(4%)	5.4	(6%)
- other corporate	8.2	8.7	(6%)	9.0	(9%)
- other lending	1.5	1.6	(6%)	1.3	15%

	35.5	37.4	(5%)	36.9	(4%)
Customer deposits	23.4	24.3	(4%)	23.1	1%
Risk elements in lending
- mortgages	2.1	2.0	5%	1.5	40%
- corporate
- property	1.5	1.1	36%	0.7	114%
- other corporate	1.8	1.8	-	1.2	50%
- other lending	0.2	0.2	-	0.2	-

Total risk elements in lending	5.6	5.1	10%	3.6	56%
Loan:deposit ratio (excluding repos)	141%	144%	(300bp)	152%	(1,100bp)
Risk-weighted assets	34.4	36.3	(5%)	31.6	9%

Spot exchange rate - €/£	1.162	1.106		1.160

Note:
(1)	Divisional return on equity is based on divisional operating loss after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Key points
Ulster Bank’s financial performance continues to be overshadowed by the challenging economic climate in Ireland, with impairments remaining elevated.

Progress has been made to identify growth opportunities in the Irish market over the medium term. To capitalise on these opportunities the business remains focused on deposit-gathering, targeting growth in sectors which leverage competitive advantage and cost efficiency.

Ulster Bank (continued)

Key points (continued)

Q3 2011 compared with Q2 2011
•	Higher impairment losses resulted in an increase in the operating loss for the quarter to £219 million.

•
Net interest income increased by £14 million reflecting a higher return on the bank’s capital base, coupled with the impact of loan re-pricing, where progress continues to be made to improve customer margins, counteracting the impact of higher funding costs, contracting deposit margins and the non-performing loan book. Consequently, net interest margin rose by 16 basis points to 1.85%. Customer loan balances reduced 5% in the quarter.

•	Non-interest income rose by £9 million driven by a one-off foreign exchange gain during the quarter.

•
Expenses declined by £2 million, with direct costs falling by 3% reflecting continued discipline in managing the cost base. Indirect costs were 4% lower due to the non-repeat of a charge on the value of own property assets in Q2 2011.

•	Impairment losses increased by £58 million in the quarter primarily due to a further decline in asset values driving higher losses on defaulted assets in both the mortgage and corporate portfolios.

•	Customer deposit balances decreased 4%, reflecting rating downgrades and market uncertainty. This has resulted in an erosion of corporate balances, offset by growth in retail and SME deposits.

Q3 2011 compared with Q3 2010
•	Operating loss increased by £43 million driven by the impact of deteriorating credit quality on impairment losses. Operating profit before impairment losses was broadly flat.

•	Income remained largely stable despite a reduction in loan volumes coupled with the increased impact of the default portfolio.

•	Loans and advances to customers fell by 6% as redemptions outweighed new business demand. Customer deposits remained stable resulting in an improved loan to deposit ratio of 141%.

•	Expenses remained flat, largely due to cost reduction actions initiated to mitigate the underlying business performance.

•	Risk-weighted assets increased by 6% due to deterioration in the risk metrics of both the retail and corporate lending portfolios.

•	Customer numbers increased by 3% overall, with a 3% increase in consumer banking and a 2% increase in SME and corporate customers.

•	Impairment losses increased by £41 million primarily due to a decline in asset values driving higher losses in the mortgage portfolio.

US Retail & Commercial (£ Sterling)

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	483	469	480	1,403	1,450

Net fees and commissions	190	185	180	545	560
Other non-interest income	67	61	91	201	238

Non-interest income	257	246	271	746	798

Total income	740	715	751	2,149	2,248

Direct expenses
- staff	(206)	(205)	(214)	(608)	(580)
- other	(152)	(135)	(148)	(411)	(445)
Indirect expenses	(183)	(182)	(191)	(548)	(569)

	(541)	(522)	(553)	(1,567)	(1,594)
Impairment losses	(84)	(66)	(125)	(260)	(412)

Operating profit	115	127	73	322	242

Average exchange rate - US$/£	1.611	1.631	1.551	1.614	1.534

Analysis of income by product
Mortgages and home equity	119	108	142	336	381
Personal lending and cards	111	108	127	326	363
Retail deposits	236	231	223	683	697
Commercial lending	149	147	145	433	439
Commercial deposits	75	72	78	216	245
Other	50	49	36	155	123

Total income	740	715	751	2,149	2,248

Analysis of impairments by sector
Residential mortgages	7	13	14	26	55
Home equity	29	11	56	80	100
Corporate and commercial	7	22	23	46	148
Other consumer	11	9	28	40	91
Securities	30	11	4	68	18

Total impairment losses	84	66	125	260	412

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.5%	0.9%	0.9%	0.6%	1.2%
Home equity	0.8%	0.3%	1.5%	0.7%	0.9%
Corporate and commercial	0.1%	0.4%	0.5%	0.3%	1.0%
Other consumer	0.7%	0.6%	1.6%	0.8%	1.8%

Total	0.4%	0.5%	1.0%	0.5%	1.1%

US Retail & Commercial (£ Sterling) (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010

Performance ratios
Return on equity (1)	6.0%	6.8%	3.3%	5.7%	3.6%
Net interest margin	3.09%	3.11%	2.89%	3.07%	2.80%
Cost:income ratio	73%	73%	74%	73%	71%

	30 September 2011	30 June 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	72.9	70.9	3%	71.2	2%
Loans and advances to customers (gross)
- residential mortgages	5.9	5.7	4%	6.1	(3%)
- home equity	14.9	14.6	2%	15.2	(2%)
- corporate and commercial	22.1	21.3	4%	20.4	8%
- other consumer	6.6	6.3	5%	6.9	(4%)

	49.5	47.9	3%	48.6	2%
Customer deposits (excluding repos)	58.5	56.5	4%	58.7	-
Risk elements in lending
- retail	0.6	0.5	20%	0.4	50%
- commercial	0.4	0.4	-	0.5	(20%)

Total risk elements in lending	1.0	0.9	11%	0.9	11%
Loan:deposit ratio (excluding repos)	83%	83%	-	81%	200bp
Risk-weighted assets	56.5	54.8	3%	57.0	(1%)

Spot exchange rate - US$/£	1.562	1.607		1.552

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Key points
•	Sterling weakened relative to the US dollar during the third quarter with the average exchange rate decreasing by 1%.

•	Performance is described in full in the US dollar-based financial statements set out on pages 42 and 43.

US Retail & Commercial (US Dollar)

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	$m	$m	$m	$m	$m

Income statement
Net interest income	778	764	745	2,265	2,223

Net fees and commissions	306	301	280	880	859
Other non-interest income	109	100	139	325	365

Non-interest income	415	401	419	1,205	1,224

Total income	1,193	1,165	1,164	3,470	3,447

Direct expenses
- staff	(332)	(335)	(332)	(982)	(890)
- other	(245)	(220)	(230)	(663)	(683)
Indirect expenses	(295)	(297)	(296)	(885)	(872)

	(872)	(852)	(858)	(2,530)	(2,445)
Impairment losses	(136)	(107)	(193)	(420)	(631)

Operating profit	185	206	113	520	371

Analysis of income by product
Mortgages and home equity	192	175	220	542	585
Personal lending and cards	179	176	196	526	556
Retail deposits	381	377	345	1,104	1,068
Commercial lending	240	240	225	699	673
Commercial deposits	121	118	122	349	376
Other	80	79	56	250	189

Total income	1,193	1,165	1,164	3,470	3,447

Analysis of impairments by sector
Residential mortgages	12	21	22	42	85
Home equity	48	19	88	131	154
Corporate and commercial	11	35	35	74	225
Other consumer	17	16	42	66	139
Securities	48	16	6	107	28

Total impairment losses	136	107	193	420	631

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.5%	0.9%	0.9%	0.6%	1.2%
Home equity	0.8%	0.3%	1.5%	0.7%	0.9%
Corporate and commercial	0.1%	0.4%	0.5%	0.3%	1.0%
Other consumer	0.7%	0.6%	1.6%	0.8%	1.7%

Total	0.5%	0.5%	1.0%	0.5%	1.1%

US Retail & Commercial (US Dollar) (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010

Performance ratios
Return on equity (1)	6.0%	6.8%	3.3%	5.7%	3.6%
Net interest margin	3.09%	3.11%	2.89%	3.07%	2.80%
Cost:income ratio	73%	73%	74%	73%	71%

	30 September 2011	30 June 2011		31 December 2010
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Total third party assets	113.8	113.9	-	110.5	3%
Loans and advances to customers (gross)
- residential mortgages	9.1	9.2	(1%)	9.4	(3%)
- home equity	23.3	23.5	(1%)	23.6	(1%)
- corporate and commercial	34.5	34.0	1%	31.7	9%
- other consumer	10.4	10.2	2%	10.6	(2%)

	77.3	76.9	1%	75.3	3%
Customer deposits (excluding repos)	91.3	90.7	1%	91.2	-
Risk elements in lending
- retail	0.9	0.9	-	0.7	29%
- commercial	0.6	0.6	-	0.7	(14%)

Total risk elements in lending	1.5	1.5	-	1.4	7%
Loan:deposit ratio (excluding repos)	83%	83%	-	81%	200bp
Risk-weighted assets	88.2	88.1	-	88.4	-

Note:
(1)	Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of monthly average of divisional RWAs, adjusted for capital deductions).

Key points
US Retail & Commercial continued to focus on its “back-to-basics” strategy, with good progress made in developing the division’s customer franchise during 2011. The bank has continued to re-energise the franchise through new branding, product development and competitive pricing.

Consumer Finance continues to strengthen its alignment with branch banking, further improving the penetration of products to deposit households, which has increased over nine consecutive quarters. In addition, Consumer continues to improve its penetration of the on-line banking market, while also focusing on growing its auto, business banking, education finance and wealth management businesses.

The Commercial Banking business continues to achieve good momentum through a refreshed sales training programme, benefiting over 900 employees so far, an improved product offering and further improvements in the cross-sell of Global Transaction Services (GTS) products to its customer base.

Furthermore, Commercial Banking took an important step forward in branding, by unifying under the RBS Citizens brand, helping to ensure that customers and prospects understand both the depth of local expertise and the breadth of global capabilities.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

Q3 2011 compared with Q2 2011
•
US Retail & Commercial posted an operating profit of £115 million ($185 million) compared with £127 million ($206 million) in the prior quarter, a decrease of £12 million ($21 million), or 9% driven by an increase in mortgage servicing rights impairment (£14 million or $23 million) and higher securities impairments (£20 million or $32 million). Excluding these items, operating profit was up (£22 million) $34 million, or 15%.

•
The macroeconomic operating environment remained challenging, with low rates, high unemployment, a soft housing market, sluggish consumer activity and the continuing impact of legislative changes.  While short term rates remained low, there was also a significant flattening of the yield curve as the 10 year Treasury rate dropped 130 basis points from a quarter high of 3.22%, ending the quarter at 1.92%.

•
Net interest income was up £14 million ($14 million), or 3%. Product net interest income was in line with the previous quarter.  Loans and advances were up slightly from the previous quarter due to strong growth in commercial loan volumes, partly offset by some continued planned run-off of long term fixed rate consumer products.

•	Non-interest income was up £11 million ($14 million), or 4%, reflecting higher mortgage banking income.

•	Total expenses were up £19 million ($20 million), or 2%, reflecting an increase in mortgage servicing rights impairment of £14 million ($23 million), driven by declining rates.

•
Impairment losses were up £18 million ($29 million), or 27%, reflecting higher impairments (£20 million or $32 million) related to securities.  Loan impairments as a percent of loans and advances were 0.4%.

Q3 2011 compared with Q3 2010
•	Operating profit increased by 57% to £115 million ($185 million) substantially driven by lower impairments and improved net interest income.

•
Net interest income was up £3 million ($33 million), or 1%. Net interest margin improved by 20 basis points to 3.09%, reflecting changes in deposit mix and continued discipline around deposit pricing as well as the positive impact of the balance sheet restructuring programme carried out during Q3 2010 combined with strong commercial loan growth partially offset by run-off of consumer loans.

•
Impairment losses declined by £41 million ($57 million), or 33%, reflecting an improved credit environment partially offset by higher impairments related to securities. Loan impairments as a percentage of loans and advances improved to 0.4% from 1.0%.

•
Customer deposits were down £2 billion ($4 billion), or 3%, reflecting the impact of a changed pricing strategy on low margin term and time products offset by strong checking balance growth.  Consumer checking balances grew by 4% while small business checking balances grew by 5% over the year.

•
Non-interest income was down £14 million ($4 million), or 5%, reflecting lower mortgage banking income largely offset by increased commercial banking fee income and higher ATM fees as a result of new pricing initiatives.

•	Total expenses were down £12 million (up $14 million), or 2%, despite an increase in mortgage servicing rights impairment of £14 million ($23 million) and costs related to regulatory challenges.

Global Banking & Markets

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	171	175	319	536	1,027
funding costs of rental assets	(10)	(11)	(9)	(30)	(26)

Net interest income	161	164	310	506	1,001

Net fees and commissions receivable	222	301	354	861	902
Income from trading activities	1,892	891	619	4,340	4,147
Other operating (loss)/income	(1,176)	194	271	(678)	275

Non-interest income	938	1,386	1,244	4,523	5,324

Total income	1,099	1,550	1,554	5,029	6,325

Direct expenses
- staff	(527)	(605)	(621)	(1,995)	(2,139)
- other	(243)	(229)	(166)	(688)	(550)
Indirect expenses	(249)	(233)	(218)	(709)	(643)

	(1,019)	(1,067)	(1,005)	(3,392)	(3,332)
Impairment recoveries/(losses)	32	(37)	40	19	(156)

Operating profit	112	446	589	1,656	2,837

Analysis of income by product
Rates - money markets	(19)	(41)	38	(134)	130
Rates - flow	113	357	402	1,203	1,572
Currencies	227	234	218	685	692
Credit and mortgage markets	93	437	349	1,415	1,782

Fixed income & currencies	414	987	1,007	3,169	4,176
Portfolio management and origination	571	329	349	1,237	1,399
Equities	114	234	198	623	750

Total income	1,099	1,550	1,554	5,029	6,325

Analysis of impairments by sector
Manufacturing and infrastructure	-	(45)	34	(77)	53
Property and construction	(11)	-	-	(17)	(64)
Banks and financial institutions	44	(2)	3	65	(123)
Other	(1)	10	3	48	(22)

Total impairment recoveries/(losses)	32	(37)	40	19	(156)

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	(0.2%)	0.2%	(0.2%)	-	0.2%

Global Banking & Markets (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010

Performance ratios
Return on equity (1)	2.3%	8.7%	11.6%	10.7%	18.8%
Net interest margin	0.71%	0.70%	1.13%	0.72%	1.09%
Cost:income ratio	93%	69%	65%	67%	53%
Compensation ratio (2)	48%	39%	40%	40%	34%

	30 September 2011	30 June 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers	73.1	71.2	3%	75.1	(3%)
Loans and advances to banks	34.1	38.6	(12%)	44.5	(23%)
Reverse repos	100.6	97.5	3%	94.8	6%
Securities	124.5	141.5	(12%)	119.2	4%
Cash and eligible bills	33.3	32.8	2%	38.8	(14%)
Other	33.0	37.5	(12%)	24.3	36%

Total third party assets (excluding derivatives mark-to-market)	398.6	419.1	(5%)	396.7	-
Net derivative assets (after netting)	45.6	32.2	42%	37.4	22%
Customer deposits (excluding repos)	39.5	35.7	11%	38.9	2%
Risk elements in lending	1.6	1.5	7%	1.7	(6%)
Loan:deposit ratio (excluding repos)	185%	200%	(1,500bp)	193%	(800bp)
Risk-weighted assets	134.3	139.0	(3%)	146.9	(9%)

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Compensation ratio is based on staff costs as a percentage of total income.

Key points
The ongoing European sovereign debt crisis and heightened concerns about growth expectations for the world economy caused market sentiment to deteriorate significantly during Q3 2011. Markets were volatile and generally pessimistic. Against this backdrop primary volumes were heavily depressed and opportunities in the secondary market were limited.

During this challenging period, it is all the more important that customers are provided with the best possible service and that the division capitalises on its strengths. Therefore, GBM continues to focus on improving relationships with its clients, while managing its activities very tightly and ensuring that sound risk policies are in place.

Global Banking & Markets (continued)

Key points (continued)

Q3 2011 compared with Q2 2011
•	A small operating profit of £112 million reflected a sharp reduction in revenue, which fell 29% to £1,099 million.

•	The fall in revenue was caused by the deterioration in the market environment:

○ As in previous quarters, negative revenue in Rates-Money Markets reflected the cost of the division’s funding activities, which more than offset revenue generated by the short-term markets business.
○
Rates-Flow fell significantly for the second quarter in a row.  Although client flow remained stable, trading margins were weak and a higher level of cost was incurred on the division’s counterparty exposure management activities (circa £200 million).

○
Credit Markets recorded losses approaching £200 million during the quarter on the flow trading business as widening credit spreads resulted in mark-downs on a range of exposures.  The Mortgage business was also negatively impacted by lower client activity.

○ Amidst a volatile and generally negative environment, Equities suffered from subdued client activity in both the primary and secondary markets.
○
The sharp increase in Portfolio Management and Origination income was driven by market derivative values. The underlying business weakened marginally as issuance volumes declined, partially offset by gains on portfolio hedging activities.

•
Total costs fell £48 million, as performance-related pay accruals were adjusted in response to the decline in revenue. This was partially offset by higher investment costs, primarily reflecting depreciation. The increase in compensation ratio reflected the low level of revenue compared with fixed staff costs.

•	Impairments generated a net credit, reflecting a single name provision release during the quarter.

•	Third party assets were slightly below the targeted range of £400 - £450 billion, due to lower levels of activity and rigorous management of balance sheet exposures.

•	Risk-weighted assets decreased 3%, reflecting the ongoing focus on efficient capital deployment.

•	Return on equity was 2.3% driven by the fall in revenue.

Q3 2011 compared with Q3 2010
•	A sharp fall in operating profit reflected a 29% fall in revenue.

•
Rates-Flow and Credit Markets both suffered from the nervous and volatile credit environment during Q3 2011. Rates-Flow incurred higher costs on counterparty exposure management activities and Credit-Markets suffered losses on credit positions in the flow credit business.

•	Equities revenue declined as the market weakness limited client activity.

•
Staff costs declined as levels of performance-related pay fell as a result of the decline in revenue. The increase in other and indirect expenses is driven by higher investment spending and depreciation at both the divisional and group levels.

RBS Insurance

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Income statement
Earned premiums	1,057	1,056	1,111	3,178	3,359
Reinsurers' share	(67)	(60)	(36)	(181)	(108)

Net premium income	990	996	1,075	2,997	3,251
Fees and commissions	(83)	(81)	(96)	(239)	(277)
Instalment income	35	35	39	105	121
Investment income	72	69	75	205	200
Other income	19	27	31	81	109

Total income	1,033	1,046	1,124	3,149	3,404

Direct expenses
- staff expenses	(67)	(70)	(72)	(213)	(215)
- other expenses	(88)	(79)	(77)	(254)	(248)
Indirect expenses	(60)	(54)	(66)	(170)	(193)

	(215)	(203)	(215)	(637)	(656)

Net claims	(695)	(704)	(942)	(2,183)	(3,034)

Operating profit/(loss)	123	139	(33)	329	(286)

Analysis of income by product
Personal lines motor excluding broker
- own brands	475	471	489	1,414	1,458
- partnerships	49	63	91	193	273
Personal lines home excluding broker
- own brands	121	123	123	364	365
- partnerships	97	95	99	295	305
Personal lines other excluding broker
- own brands	44	47	48	138	147
- partnerships	48	51	48	147	163
Other
- commercial	98	86	85	271	251
- international	90	87	82	258	249
- other (1)	11	23	59	69	193

Total income	1,033	1,046	1,124	3,149	3,404

Note:
(1)	Other predominantly consists of the discontinued personal lines broker business.

RBS Insurance (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010

In-force policies (000s)
Personal lines motor excluding broker
- own brands	3,832	3,931	4,276	3,832	4,276
- partnerships	388	474	698	388	698
Personal lines home excluding broker
- own brands	1,832	1,844	1,807	1,832	1,807
- partnerships	2,504	2,524	2,533	2,504	2,533
Personal lines other excluding broker
- own brands	1,886	1,932	2,027	1,886	2,027
- partnerships	7,714	7,577	6,527	7,714	6,527
Other
- commercial	410	393	363	410	363
- international	1,357	1,302	1,060	1,357	1,060
- other (1)	44	211	861	44	861

Total in-force policies (2)	19,967	20,188	20,152	19,967	20,152

Gross written premium (£m)
Personal lines motor excluding broker
- own brands	438	408	458	1,236	1,277
- partnerships	36	36	70	109	198
Personal lines home excluding broker
- own brands	133	117	135	362	362
- partnerships	144	135	145	417	419
Personal lines other excluding broker
- own brands	48	44	49	134	137
- partnerships	48	42	43	130	120
Other
- commercial	101	120	90	333	301
- international	125	134	79	428	302
- other (1)	4	(2)	59	(1)	194

Total gross written premium	1,077	1,034	1,128	3,148	3,310

Performance ratios
Return on regulatory capital (3)	12.3%	15.4%	(3.5%)	11.0%	(10.3%)
Return on equity (4)	11.0%	12.9%	(3.0%)	10.0%	(8.6%)
Loss ratio (5)	70%	71%	88%	72%	93%
Commission ratio (6)	8%	8%	9%	8%	8%
Expense ratio (7)	20%	20%	19%	21%	20%
Combined operating ratio (8)	98%	99%	116%	101%	121%

Balance sheet
Total insurance reserves - total (£m) (9)	7,545	7,557	7,668
Notes:
(1)	Other predominantly consists of the discontinued personal lines broker business.
(2)
Total in-force policies include travel and creditor policies sold through RBS Group. These comprise travel policies included in bank accounts e.g. Royalties Gold Account, and creditor policies sold with bank products including mortgage, loan and card repayment payment protection.

(3)	Return on regulatory capital required is based on annualised divisional operating profit/(loss) after tax divided by divisional average notional equity.
(4)	Return on equity is based on annualised divisional operating profit/(loss) after tax divided by divisional average tangible equity.
(5)	Loss ratio is based on net claims divided by net premium income.
(6)	Commission ratio is based on fees and commissions divided by gross written premium.
(7)	Expense ratio is based on expenses (excluding fees and commissions) divided by gross written premium.
(8)	Combined operating ratio is the sum of the loss, expense and commission ratios.
(9)	Consists of General and Life insurance liabilities, unearned premium reserve and liability adequacy reserve.

RBS Insurance (continued)

Key points
RBS Insurance continues to undertake a significant programme of investment, designed to achieve a substantial improvement in financial and operational performance ahead of its planned divestment from the Group. The results of the first phase of this transformation - to recover profitability - are now apparent after four successive quarters of year-on-year improvement. The clearest evidence of the recovery is in September YTD 2011 underwriting profit of £761 million, an increase of £591 million versus September YTD 2010, primarily driven by a substantial improvement in net claims. The loss ratio for the first 9 months of 2011 was 72% compared with 93% for the equivalent period in 2010.

RBS Insurance is also making good progress in building its competitive advantage through its investment programme and business transformation, the largest element of which is the transformation of claims operations.  Launched this year, the first phase of a new Claims Centre system now processes 100% of new Churchill home claims and 70% of all new Churchill, Direct Line, and Privilege motor claims.  This system is set to achieve a substantial uplift in operational and financial performance. The rollout of a rating engine, which is largely complete on motor, and new pricing tools will complement customer propositions in order to generate greater value from RBS Insurance’s multi-brand, multi-distribution strategy.

Implementation of the plan to rationalise the number of sites occupied, announced in 2010, continues, with 10 site exits to date.  Progress is also being made to simplify the legal entity structure, to improve the efficient use of capital and to facilitate compliance with the Solvency II regulations.

Investment markets remain challenging as yields on quality fixed income instruments remain low. RBS Insurance’s investment portfolio is composed of high quality gilts and bonds and cash. Of the total portfolio of £9.7 billion, 1.5% is directly exposed to issuers in Spain, Italy and Ireland. There is no direct exposure to either Greece or Portugal.

In September 2011 it was announced by The Ministry of Justice that referral fees will be banned.  From a customer perspective, RBS Insurance is supportive of this proposal provided that there is a contemporaneous reduction in legal fees.

Overall, RBS Insurance is making good progress, has a positive momentum and is well positioned with powerful brands, coupled with a transformed claims function.  In personal lines the business will continue to look for partners that fit with its strategy of providing a full end-to-end service, while complementing its own business and distribution channels.  Elsewhere, RBS Insurance continues to develop its commercial and international divisions.

RBS Insurance (continued)

Key points (continued)

Q3 2011 compared with Q2 2011
•	Operating profit reduced by £16 million from the previous quarter as a result of seasonal trends, reduced other income and the phasing of expenses.

•
Overall gross written premium has increased by £43 million quarter-on-quarter. This was primarily driven by motor, up £30 million, due to seasonality, and home, up £25 million, as a result of higher web renewals on own brands and growing partnerships with Nationwide Building Society and the RBS branch network .  These increases were partially offset by a £19 million fall in commercial reflecting a seasonal high in Q2 2011.

•
The quarter saw continued income growth in the International business of £11 million principally due to the flow through of higher written premiums in Italy. Home income also increased, by £3 million. These increases partially offset the reductions in motor business from lower earned premiums together with the reduction in income from personal lines broker activities, which are in run-off.

•	Claims decreased by £9 million, with lower motor claims volumes as a result of reduced accidental damage and third party property damage frequency.

•	Total direct expenses were up £6 million on the prior quarter primarily due to the phasing of marketing spend.

•	Investment income rose by £3 million in the quarter with realised gains on the sale of bonds partially offset by lower gilt yields.

•	The loss ratio reduced by 1% to 70%, the expense ratio remained at 20%, and the combined ratio improved by 1% to 98%.

Q3 2011 compared with Q3 2010
•
Operating profit was £123 million compared with a loss of £33 million for Q3 2010. The loss in Q3 2010 included reserve strengthening for bodily injury claims. The improved results were also attributable to the reduction in the risk of the book, selected business line exits, and pricing action taken.  These factors led to a £247 million improvement in claims year-on-year.

•
International in-force policies have increased by 28% year-on-year primarily driven by growth in Italy including a partnership with Fiat which commenced in Q4 2010.  Motor in-force policies have reduced by 15%, reflecting the continued de-risking activity over the same period.

•	Overall gross written premium is down £51 million year-on-year.
	○	Motor gross written premium declined £54 million driven by continued de-risking of the book coupled with lower new business and lower average premiums as a result of improvements in mix.
	○	Other gross written premium was down £55 million due to the exit of unprofitable business lines.
	○	International gross written premium was up £46 million, primarily driven by growth in volumes, including through the Fiat partnership Italy.
	○	Commercial gross written premium increased £11 million, driven by growth in the property and liability books partially offset by a reduction in the van business.
•	Total income was down £91 million year-on-year, principally due to lower premium income and lower other income in motor driven by reduced volumes.

•	Other expenses were up £11 million due to the phasing of marketing spend. Total expenses were flat.

Central items

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Central items not allocated	67	47	76	71	462

Funding and operating costs have been allocated to operating divisions based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Key points

Q3 2011 compared with Q2 2011
•
Central items not allocated represented a credit of £67 million, an increase of £20 million on the previous quarter. This movement was driven by increased profits on bond disposals in Q3 2011 partially offset by non-repeat of the Q2 2011 gain on the sale of the investment in VISA.

Q3 2011 compared with Q3 2010
•	Central items not allocated represented a credit of £67 million, a decline of £9 million on Q3 2010 due to slightly lower bond disposal gains in Q3 2011.

Non-Core

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	163	284	433	748	1,511
Funding costs of rental assets	(53)	(51)	(78)	(155)	(226)

Net interest income	110	233	355	593	1,325

Net fees and commissions	(85)	47	40	8	285
(Loss)/income from trading activities	(246)	231	227	(309)	130
Insurance net premium income	45	95	180	277	521
Other operating income
- rental income	235	257	244	735	760
- other (1)	(13)	115	(176)	206	(378)

Non-interest income	(64)	745	515	917	1,318

Total income	46	978	870	1,510	2,643

Direct expenses
- staff	(93)	(109)	(172)	(293)	(626)
- operating lease depreciation	(82)	(87)	(126)	(256)	(344)
- other	(62)	(68)	(133)	(199)	(432)
Indirect expenses	(86)	(71)	(130)	(233)	(373)

	(323)	(335)	(561)	(981)	(1,775)

Insurance net claims	(38)	(90)	(144)	(256)	(492)
Impairment losses	(682)	(1,411)	(1,171)	(3,168)	(4,265)

Operating loss	(997)	(858)	(1,006)	(2,895)	(3,889)

Note:
(1)
Includes losses on disposals (quarter ended 30 September 2011 - £37 million; quarter ended 30 June 2011 - £20 million; quarter ended 30 September 2010 - £253 million; nine months ended 30 September 2011 - £91 million; nine months ended 30 September 2010 - £257 million).

Non-Core (continued)

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Analysis of income/(loss)by business
Portfolios & banking	214	830	280	1,642	1,516
International businesses	101	137	182	327	694
Markets	(269)	11	408	(459)	433

Total income	46	978	870	1,510	2,643

(Loss)/income from trading activities
Monoline exposures	(230)	(67)	191	(427)	52
Credit derivative product companies	(5)	(21)	(15)	(66)	(101)
Asset-backed products (1)	(51)	36	160	51	202
Other credit exotics	(7)	8	(2)	(167)	56
Equities	(11)	(2)	(15)	(12)	(28)
Banking book hedges	73	(9)	(123)	35	(12)
Other (2)	(15)	286	31	277	(39)

	(246)	231	227	(309)	130

Impairment losses
Portfolios & banking	656	1,405	1,159	3,119	4,070
International businesses	17	15	25	52	141
Markets	9	(9)	(13)	(3)	54

Total impairment losses	682	1,411	1,171	3,168	4,265

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) (3)
Portfolios & banking	2.8%	6.1%	4.0%	4.7%	4.7%
International businesses	2.7%	1.9%	1.5%	2.8%	2.9%
Markets	(0.4%)	(1.2%)	0.2%	(1.1%)	13.0%

Total	2.8%	6.0%	3.9%	4.6%	4.7%

Notes:
(1)	Asset-backed products include super senior asset-backed structures and other asset-backed products.
(2)	Q3 2011 includes profits in RBS Sempra Commodities JV of £1 million (quarter ended 30 September 2010 - £78 million). Q2 2011 includes securities gains of £362 million not repeated in Q3 2011.
(3)	Includes disposal groups.

Non-Core (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010

Performance ratios
Net interest margin	0.43%	0.87%	1.04%	0.74%	1.18%
Cost:income ratio	nm	34%	64%	65%	67%

	30 September 2011	30 June 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet (1)
Total third party assets (excluding derivatives) (2)	105.1	112.6	(7%)	137.9	(24%)
Total third party assets (including derivatives) (2)	117.7	134.7	(13%)	153.9	(24%)
Loans and advances to customers (gross)	88.9	94.9	(6%)	108.4	(18%)
Customer deposits	4.3	5.0	(14%)	6.7	(36%)
Risk elements in lending	24.6	24.9	(1%)	23.4	5%
Risk-weighted assets (2)	117.9	124.7	(5%)	153.7	(23%)

nm = not meaningful

Notes:
(1)	Includes disposal groups.
(2)
Includes RBS Sempra Commodities JV (30 September 2011 Third party assets, excluding derivatives (TPAs) £0.3 billion, RWAs £1.7 billion; 30 June 2011 TPAs £1.1 billion, RWAs £1.9 billion; 31 December 2010 TPAs £6.7 billion, RWAs £4.3 billion).

	30 September 2011	30 June 2011	31 December 2010
	£bn	£bn	£bn

Gross customer loans and advances
Portfolios & banking	86.6	92.1	104.9
International businesses	2.2	2.7	3.5
Markets	0.1	0.1	-

	88.9	94.9	108.4

Risk-weighted assets
Portfolios & banking	66.6	72.6	83.5
International businesses	4.5	5.2	5.6
Markets	46.8	46.9	64.6

	117.9	124.7	153.7

Non-Core (continued)

Third party assets (excluding derivatives)

Quarter ended 30 September 2011
	30 June 2011	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 September 2011
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	36.6	0.3	(0.6)	0.2	(0.5)	(0.7)	35.3
Corporate	50.4	(2.4)	(1.3)	0.5	-	(0.3)	46.9
SME	2.7	(0.3)	-	-	-	-	2.4
Retail	8.0	(0.3)	(0.3)	-	(0.1)	0.1	7.4
Other	2.3	(0.4)	-	-	-	-	1.9
Markets	11.5	(0.9)	(0.4)	0.6	-	0.1	10.9

Total (excluding derivatives)	111.5	(4.0)	(2.6)	1.3	(0.6)	(0.8)	104.8
Markets - RBS Sempra Commodities JV	1.1	-	(0.8)	-	-	-	0.3

Total (1)	112.6	(4.0)	(3.4)	1.3	(0.6)	(0.8)	105.1

Quarter ended 30 June 2011
	31 March 2011	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 June 2011
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	38.7	(1.1)	(0.3)	0.2	(1.3)	0.4	36.6
Corporate	56.0	(2.6)	(4.0)	0.6	-	0.4	50.4
SME	3.1	(0.4)	-	-	-	-	2.7
Retail	8.3	(0.2)	-	-	(0.1)	-	8.0
Other	2.5	(0.2)	-	-	-	-	2.3
Markets	12.3	(0.7)	(0.4)	0.3	-	-	11.5

Total (excluding derivatives)	120.9	(5.2)	(4.7)	1.1	(1.4)	0.8	111.5
Markets - RBS Sempra Commodities JV	3.9	(0.5)	(2.2)	-	-	(0.1)	1.1

Total (1)	124.8	(5.7)	(6.9)	1.1	(1.4)	0.7	112.6

Quarter ended 30 September 2010
	30 June 2010	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 September 2010
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	44.1	2.9	(0.3)	(0.2)	(1.2)	1.2	46.5
Corporate	70.4	(2.8)	(2.4)	0.6	0.1	0.2	66.1
SME	4.7	(0.8)	-	-	-	-	3.9
Retail	16.8	(6.2)	-	-	(0.1)	(0.2)	10.3
Other	3.0	(0.2)	(0.3)	0.1	-	-	2.6
Markets	22.3	(1.4)	(4.4)	0.4	-	(0.4)	16.5

Total (excluding derivatives)	161.3	(8.5)	(7.4)	0.9	(1.2)	0.8	145.9
Markets - RBS Sempra Commodities JV	12.7	(0.5)	(3.3)	-	-	(0.6)	8.3

Total (1)	174.0	(9.0)	(10.7)	0.9	(1.2)	0.2	154.2

Notes:
(1)	£1 billion of disposals have been signed as at 30 September 2011 but are pending completion (30 June 2011 - £2 billion; 30 September 2010 - £9 billion).
(2)	Business restructuring in Q3 2011 resulted in third party assets of £1 billion transferring from Corporate to Commercial Real Estate resulting in run-off totalling £0.3 billion in the quarter.

Non-Core (continued)

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Impairment losses by donating division and sector

UK Retail
Mortgages	1	1	1	(1)	4
Personal	1	3	4	7	6

Total UK Retail	2	4	5	6	10

UK Corporate
Manufacturing and infrastructure	3	47	5	50	21
Property and construction	92	36	130	141	334
Transport	-	26	26	46	23
Banking and financial institutions	-	1	(8)	4	18
Lombard	12	25	25	55	79
Invoice finance	-	-	(3)	-	(3)
Other	18	46	(2)	75	119

Total UK Corporate	125	181	173	371	591

Ulster Bank
Mortgages	-	-	(1)	-	42
Commercial real estate
- investment	74	161	180	458	424
- development	162	810	415	1,475	1,163
Other corporate	45	6	82	158	270
Other EMEA	2	5	13	13	46

Total Ulster Bank	283	982	689	2,104	1,945

US Retail & Commercial
Auto and consumer	14	12	(2)	51	45
Cards	-	(3)	2	(10)	20
SBO/home equity	57	58	57	168	226
Residential mortgages	4	6	3	14	5
Commercial real estate	(4)	11	49	26	154
Commercial and other	(1)	(6)	7	(10)	15

Total US Retail & Commercial	70	78	116	239	465

Global Banking & Markets
Manufacturing and infrastructure	23	(6)	(53)	15	(305)
Property and construction	189	217	147	511	1,120
Transport	(6)	(1)	8	(13)	9
Telecoms, media and technology	27	34	32	50	32
Banking and financial institutions	(29)	(39)	5	(67)	177
Other	(1)	(36)	52	(45)	177

Total Global Banking & Markets	203	169	191	451	1,210

Other
Wealth	1	(1)	7	1	51
Global Transaction Services	-	(3)	(10)	(3)	(7)
Central items	(2)	1	-	(1)	-

Total Other	(1)	(3)	(3)	(3)	44

Total impairment losses	682	1,411	1,171	3,168	4,265

Non-Core (continued)

	30 September 2011	30 June 2011	31 December 2010
	£bn	£bn	£bn

Gross loans and advances to customers (excluding reverse repurchase agreements) by donating division and sector

UK Retail
Mortgages	1.4	1.5	1.6
Personal	0.3	0.3	0.4

Total UK Retail	1.7	1.8	2.0

UK Corporate
Manufacturing and infrastructure	0.1	0.3	0.3
Property and construction	6.5	7.2	11.4
Transport	4.8	5.0	5.4
Banking and financial institutions	0.5	0.9	0.8
Lombard	1.2	1.4	1.7
Invoice finance	-	-	-
Other	7.5	6.8	7.4

Total UK Corporate	20.6	21.6	27.0

Ulster Bank
Commercial real estate
- investment	3.9	4.1	4.0
- development	8.7	9.0	8.4
Other corporate	1.7	1.8	2.2
Other EMEA	0.4	0.4	0.4

Total Ulster Bank	14.7	15.3	15.0

US Retail & Commercial
Auto and consumer	1.9	2.2	2.6
Cards	0.1	0.1	0.1
SBO/home equity	2.6	2.7	3.2
Residential mortgages	0.6	0.7	0.7
Commercial real estate	1.1	1.2	1.5
Commercial and other	0.5	0.4	0.5

Total US Retail & Commercial	6.8	7.3	8.6

Global Banking & Markets
Manufacturing and infrastructure	7.0	8.5	8.7
Property and construction	17.8	18.6	19.6
Transport	3.9	4.2	5.5
Telecoms, media and technology	0.9	0.8	0.9
Banking and financial institutions	8.3	8.8	12.0
Other	6.7	7.5	9.0

Total Global Banking & Markets	44.6	48.4	55.7

Other
Wealth	0.3	0.3	0.4
Global Transaction Services	0.3	0.3	0.3
RBS Insurance	-	-	0.2
Central items	(0.3)	(0.3)	(1.0)

Total Other	0.3	0.3	(0.1)

Gross loans and advances to customers (excluding reverse repurchase agreements)	88.7	94.7	108.2

Non-Core (continued)

Key points
Non-Core continues to deliver in a challenging and uncertain environment with further reductions in Q3 2011 in third party assets, risk weighted assets, impairment charges and headcount.

The division remains on track to reduce third party assets to £96 billion by the end of 2011 and continues to focus upon reducing required levels of capital and funding.

Income in Q3 2011 was significantly lower than Q2 2011 reflecting equity-related gains in Q2 not repeated in Q3, lower underlying revenue in line with balance sheet reduction, a one-off charge in relation to de-risking the portfolio and fair value write-downs reflecting market conditions.

Despite ongoing difficulties in the commercial real estate sector and Ireland in particular, Q3 2011 impairment losses decreased by £729 million compared with Q2 2011.

Q3 2011 compared with Q2 2011
•
Non-Core continued to reduce the size of the balance sheet with third party assets declining by £8 billion to £105 billion. This reduction was principally driven by run-off of £4 billion and disposals of £3 billion.  At the end of the quarter £1 billion of deals were signed but not completed, compared with £2 billion at the end of Q2 2011.

•
Risk-weighted assets fell by £7 billion in Q3 2011. The reduction principally reflected continued asset sales, run-off and impairments partially offset by foreign exchange movements. Specific portfolio de-risking also contributed towards the decline in the quarter.

•
Non-Core operating loss was £997 million in the third quarter, compared with £858 million in Q2 2011. Net interest income fell by £123 million reflecting a lower balance sheet, increased term funding and liquidity costs and the non-repeat of some recoveries in Q2 2011. The decline in non-interest income reflected the non-repeat of circa £500 million of valuation gains recorded in Q2 2011, and losses in trading income due to widening credit spreads on monoline and securities positions.

•	Impairments fell by £729 million from Q2 2011, reflecting substantial provisioning in relation to development land values in Ireland during Q2 2011 not repeated in Q3 2011.

•	Non-Core headcount continues to decline in line with disposal activity. Headcount reductions in Q3 2011 predominantly relate to Asia, Non-Core Insurance and RBS Sempra Commodities JV.

Q3 2011 compared with Q3 2010
•	Third party assets declined by £49 billion (32%) principally reflecting disposals (£29 billion) and run-off (£21 billion).

•	Risk-weighted assets were £49 billion lower, driven principally by significant disposal activity combined with run-off.

•
Market uncertainty resulted in higher losses on trading activities in Q3 2011 compared with Q3 2010, which included disposal gains on super senior assets and valuation gains in relation to monolines. In line with ongoing disposal and run-off activity, both net interest income and insurance premium income continue to decline.

•	Expenses and headcount continued to fall reflecting disposal activity principally in exit countries, RBS Sempra Commodities JV and Non-Core Insurance.

Condensed consolidated income statement
for the period ended 30 September 2011

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Interest receivable	5,371	5,404	5,584	16,176	17,164
Interest payable	(2,294)	(2,177)	(2,173)	(6,571)	(6,535)

Net interest income	3,077	3,227	3,411	9,605	10,629

Fees and commissions receivable	1,452	1,700	2,037	4,794	6,141
Fees and commissions payable	(304)	(323)	(611)	(887)	(1,762)
Income from trading activities	957	1,147	277	2,939	4,153
Gain on redemption of own debt	1	255	-	256	553
Other operating income (excluding insurance premium income)	2,384	1,142	(317)	3,917	476
Insurance net premium income	1,036	1,090	1,289	3,275	3,856

Non-interest income	5,526	5,011	2,675	14,294	13,417

Total income	8,603	8,238	6,086	23,899	24,046

Staff costs	(2,076)	(2,210)	(2,423)	(6,685)	(7,477)
Premises and equipment	(604)	(602)	(611)	(1,777)	(1,693)
Other administrative expenses	(962)	(1,752)	(914)	(3,635)	(2,947)
Depreciation and amortisation	(485)	(453)	(603)	(1,362)	(1,604)

Operating expenses	(4,127)	(5,017)	(4,551)	(13,459)	(13,721)

Profit before other operating charges and impairment losses	4,476	3,221	1,535	10,440	10,325
Insurance net claims	(734)	(793)	(1,142)	(2,439)	(3,601)
Impairment losses	(1,738)	(3,106)	(1,953)	(6,791)	(7,115)

Operating profit/(loss) before tax	2,004	(678)	(1,560)	1,210	(391)
Tax (charge)/credit	(791)	(222)	295	(1,436)	(637)

Profit/(loss) from continuing operations	1,213	(900)	(1,265)	(226)	(1,028)
Profit/(loss) from discontinued operations, net of tax	6	21	18	37	(688)

Profit/(loss) for the period	1,219	(879)	(1,247)	(189)	(1,716)
Non-controlling interests	7	(18)	101	(10)	703
Preference share and other dividends	-	-	-	-	(124)

Profit/(loss) attributable to ordinary and B shareholders	1,226	(897)	(1,146)	(199)	(1,137)

Basic earnings/(loss) per ordinary and B share from continuing operations	1.1p	(0.8p)	(1.1p)	(0.2p)	(0.5p)

Diluted earnings/(loss) per ordinary and B share from continuing operations	1.1p	(0.8p)	(1.1p)	(0.2p)	(0.5p)

Basic (loss)/earnings per ordinary and B share from discontinued operations	-	-	-	-	-

Diluted (loss)/earnings per ordinary and B share from discontinued operations	-	-	-	-	-

Condensed consolidated statement of comprehensive income
for the period ended 30 September 2011

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Profit/(loss) for the period	1,219	(879)	(1,247)	(189)	(1,716)

Other comprehensive income/(loss)
Available-for-sale financial assets (1)	996	1,406	235	2,365	743
Cash flow hedges	939	588	553	1,300	1,807
Currency translation	(22)	59	(647)	(323)	47

Other comprehensive income before tax	1,913	2,053	141	3,342	2,597
Tax charge	(480)	(524)	(256)	(972)	(702)

Other comprehensive income/(loss) after tax	1,433	1,529	(115)	2,370	1,895

Total comprehensive income/(loss) for the period	2,652	650	(1,362)	2,181	179

Total comprehensive income/(loss) recognised in the statement of changes in equity is attributable as follows:
Non-controlling interests	(6)	3	(117)	(12)	(249)
Preference shareholders	-	-	-	-	105
Paid-in equity holders	-	-	-	-	19
Ordinary and B shareholders	2,658	647	(1,245)	2,193	304

	2,652	650	(1,362)	2,181	179

Note:
(1)	Analysis provided on page 96.

Key point
•
The Q3 2011 movement in available-for-sale financial assets reflects £1,207 million unrealised gains on securities, primarily in relation to high quality sovereign bonds, partially offset by realised gains of £214 million from routine portfolio management, mainly in Group Treasury.

Condensed consolidated balance sheet
at 30 September 2011

	30 September 2011	30 June 2011	31 December 2010
	£m	£m	£m

Assets
Cash and balances at central banks	78,445	64,351	57,014
Net loans and advances to banks	52,602	53,133	57,911
Reverse repurchase agreements and stock borrowing	48,127	41,973	42,607
Loans and advances to banks	100,729	95,106	100,518
Net loans and advances to customers	485,573	489,572	502,748
Reverse repurchase agreements and stock borrowing	54,132	56,162	52,512
Loans and advances to customers	539,705	545,734	555,260
Debt securities	229,657	243,645	217,480
Equity shares	14,888	24,951	22,198
Settlement balances	21,526	24,566	11,605
Derivatives	572,344	394,872	427,077
Intangible assets	14,744	14,592	14,448
Property, plant and equipment	17,060	17,357	16,543
Deferred tax	4,988	6,245	6,373
Prepayments, accrued income and other assets	10,598	11,143	12,576
Assets of disposal groups	3,044	3,407	12,484

Total assets	1,607,728	1,445,969	1,453,576

Liabilities
Bank deposits	78,370	71,573	66,051
Repurchase agreements and stock lending	36,227	35,381	32,739
Deposits by banks	114,597	106,954	98,790
Customer deposits	433,660	428,703	428,599
Repurchase agreements and stock lending	95,691	88,822	82,094
Customer accounts	529,351	517,525	510,693
Debt securities in issue	194,511	213,797	218,372
Settlement balances	17,983	22,905	10,991
Short positions	48,495	56,106	43,118
Derivatives	561,790	387,809	423,967
Accruals, deferred income and other liabilities	22,938	24,065	23,089
Retirement benefit liabilities	1,855	2,239	2,288
Deferred tax	1,913	2,092	2,142
Insurance liabilities	6,628	6,687	6,794
Subordinated liabilities	26,275	26,311	27,053
Liabilities of disposal groups	2,516	3,237	9,428

Total liabilities	1,528,852	1,369,727	1,376,725

Equity
Non-controlling interests	1,433	1,498	1,719
Owners’ equity*
Called up share capital	15,318	15,317	15,125
Reserves	62,125	59,427	60,007

Total equity	78,876	76,242	76,851

Total liabilities and equity	1,607,728	1,445,969	1,453,576

* Owners’ equity attributable to:
Ordinary and B shareholders	72,699	70,000	70,388
Other equity owners	4,744	4,744	4,744

	77,443	74,744	75,132

Commentary on condensed consolidated balance sheet

Total assets of £1,607.7 billion at 30 September 2011 were up £161.8 billion, 11%, compared with 30 June 2011. This was principally driven by an increase in the mark-to-market value of derivatives within Global Banking & Markets, together with higher cash and balances at central banks in stressed global financial markets. This increase was partly offset by the continuing planned disposal of Non-Core assets.

Cash and balances at central banks increased £14.1 billion, 22%, to £78.4 billion principally due to the placing of short-term cash surpluses.

Loans and advances to banks increased £5.6 billion, 6%, to £100.7 billion. Within this, reverse repurchase agreements and stock borrowing (‘reverse repos’) were up £6.2 billion, 15%, to £48.1 billion with bank placings declining £0.6 billion, 1%, to £52.6 billion.

Loans and advances to customers declined £6.0 billion, 1%, to £539.7 billion. Within this, reverse repurchase agreements were down £2.0 billion, 4%, to £54.1 billion. Customer lending decreased by £4.0 billion, 1%, to £485.6 billion, or £4.0 billion to £506.2 billion before impairments. This reflected planned reductions in Non-Core of £5.4 billion, along with declines in UK Corporate, £0.8 billion, UK Retail, £0.3 billion and Ulster Bank, £0.3 billion, together with the effect of exchange rate and other movements, £0.4 billion. These were partially offset by growth in Global Banking & Markets, £2.2 billion, Global Transaction Services, £0.5 billion, Wealth, £0.3 billion and US Retail & Commercial, £0.2 billion.

Debt securities were down £14.0 billion, 6%, to £229.7 billion, driven mainly by a reduction in holdings of government and financial institution bonds within Global Banking & Markets and Group Treasury.

Equity shares decreased £10.1 billion, 40%, to £14.9 billion reflecting primarily the closure of positions to reduce the Groups’ level of unsecured funding requirements to mitigate the potential impact of unfavourable market conditions.

Settlement balances declined £3.0 billion, 12%, to £21.5 billion as a result of decreased customer activity.

Movements in the value of derivative assets up, £177.5 billion, 45%, to £572.3 billion, and liabilities, up £174.0 billion, 45% to £561.8 billion, primarily reflect increases in interest rate contracts as a result of a significant downwards shift in interest rates across all major currencies, together with increases in the mark-to-market value of credit derivatives as a result of widening credit spreads and rising credit default swap prices. Further contributing to the increase was the net effect of currency movements, with sterling weakening against the US dollar but strengthening against the euro.

Deposits by banks increased £7.6 billion, 7%, to £114.6 billion, with higher repurchase agreements and stock lending (‘repos’), up £0.8 billion, 2%, to £36.2 billion and inter-bank deposits up £6.8 billion, 9%, to £78.4 billion.

Commentary on condensed consolidated balance sheet (continued)

Customer accounts were up £11.8 billion, 2%, to £529.4 billion. Within this, repos increased £6.9 billion, 8%, to £95.7 billion.  Excluding repos, customer deposits were up £4.9 billion, 1%, at £433.7 billion, reflecting growth in Global Banking & Markets, £4.1 billion, UK Retail, £2.7 billion, US Retail & Commercial, £0.4 billion and Wealth, £0.1 billion, together with exchange and other movements, £0.6 billion. This was partly offset by decreases in Global Transaction Services, £1.5 billion, UK Corporate, £0.7 billion, Non-Core, £0.7 billion and Ulster Bank, £0.1 billion.

Debt securities in issue declined £19.3 billion, 9%, to £194.5 billion as a result of reduced issuance by Global Banking & Markets and Group Treasury.

Settlement balances declined £4.9 billion, 21%, to £18.0 billion and short positions were down £7.6 billion, 14%, to £48.5 billion due to decreased customer activity.

Owner’s equity increased by £2.7 billion, 4%, to £77.4 billion, driven by the attributable profit for the period of £1.2 billion and increases in available-for-sale reserves, £0.7 billion and cash flow hedging reserves, £0.7 billion.

Average balance sheet

	Quarter ended		Nine months ended
	30 September 2011	30 June 2011	30 September 2011	30 September 2010
	%	%	%	%

Average yields, spreads and margins of the banking business
Gross yield on interest-earning assets of banking business	3.21	3.28	3.28	3.28
Cost of interest-bearing liabilities of banking business	(1.74)	(1.65)	(1.67)	(1.47)

Interest spread of banking business	1.47	1.63	1.61	1.81
Benefit from interest-free funds	0.37	0.33	0.33	0.22

Net interest margin of banking business	1.84	1.96	1.94	2.03

Average interest rates
The Group's base rate	0.50	0.50	0.50	0.50

London inter-bank three month offered rates
- Sterling	0.87	0.82	0.83	0.69
- Eurodollar	0.30	0.26	0.29	0.36
- Euro	1.51	1.36	1.30	0.68

Average balance sheet (continued)

	Quarter ended			Quarter ended
	30 September 2011			30 June 2011
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	72,453	154	0.84	67,213	164	0.98
Loans and advances to customers	469,307	4,505	3.81	469,814	4,535	3.87
Debt securities	121,299	712	2.33	123,521	705	2.29

Interest-earning assets - banking business	663,059	5,371	3.21	660,548	5,404	3.28

Trading business	281,267			284,378
Non-interest earning assets	654,489			558,773

Total assets	1,598,815			1,503,699

Liabilities
Deposits by banks	65,470	248	1.50	65,896	249	1.52
Customer accounts	332,891	919	1.10	331,453	853	1.03
Debt securities in issue	150,427	897	2.37	161,190	863	2.15
Subordinated liabilities	23,000	175	3.02	21,371	190	3.57
Internal funding of trading business	(48,161)	55	(0.45)	(51,609)	22	(0.17)

Interest-bearing liabilities - banking business	523,627	2,294	1.74	528,301	2,177	1.65

Trading business	314,626			314,099
Non-interest-bearing liabilities
- demand deposits	66,496			64,811
- other liabilities	617,817			522,140
Owners’ equity	76,249			74,348

Total liabilities and owners’ equity	1,598,815			1,503,699

Note:
(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Average balance sheet (continued)

	Nine months ended			Nine months ended
	30 September 2011			30 September 2010
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	67,932	490	0.96	49,867	424	1.14
Loans and advances to customers	470,913	13,633	3.87	514,937	14,134	3.67
Debt securities	121,461	2,053	2.26	133,970	2,606	2.60

Interest-earning assets - banking business	660,306	16,176	3.28	698,774	17,164	3.28

Trading business	281,601			276,338
Non-interest earning assets	574,371			726,470

Total assets	1,516,278			1,701,582

Liabilities
Deposits by banks	66,009	756	1.53	85,111	1,045	1.64
Customer accounts	329,882	2,603	1.05	340,404	2,795	1.10
Debt securities in issue	158,749	2,577	2.17	185,368	2,411	1.74
Subordinated liabilities	22,746	550	3.23	28,674	435	2.03
Internal funding of trading business	(50,581)	85	(0.22)	(43,349)	(151)	0.47

Interest-bearing liabilities - banking business	526,805	6,571	1.67	596,208	6,535	1.47

Trading business	310,184			295,847
Non-interest-bearing liabilities
- demand deposits	65,011			48,119
- other liabilities	539,282			683,991
Owners’ equity	74,996			77,417

Total liabilities and owners’ equity	1,516,278			1,701,582

Note:
(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Condensed consolidated statement of changes in equity
for the period ended 30 September 2011

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Called-up share capital
At beginning of period	15,317	15,156	15,029	15,125	14,630
Ordinary shares issued	1	161	1	193	402
Preference shares redeemed	-	-	-	-	(2)

At end of period	15,318	15,317	15,030	15,318	15,030

Paid-in equity
At beginning of period	431	431	431	431	565
Securities redeemed	-	-	-	-	(132)
Transfer to retained earnings	-	-	-	-	(2)

At end of period	431	431	431	431	431

Share premium account
At beginning of period	23,923	23,922	23,858	23,922	23,523
Ordinary shares issued	-	1	-	1	217
Redemption of preference shares classified as debt	-	-	-	-	118

At end of period	23,923	23,923	23,858	23,923	23,858

Merger reserve
At beginning of period	13,222	13,272	13,272	13,272	25,522
Transfer to retained earnings	-	(50)	-	(50)	(12,250)

At end of period	13,222	13,222	13,272	13,222	13,272

Available-for-sale reserve
At beginning of period	(1,026)	(2,063)	(1,459)	(2,037)	(1,755)
Unrealised gains	1,207	781	680	2,150	1,327
Realised (gains)/losses (1)	(214)	626	(408)	215	(535)
Tax	(259)	(370)	(55)	(620)	(263)
Recycled to profit or loss on disposal of businesses (2)	-	-	-	-	(16)

At end of period	(292)	(1,026)	(1,242)	(292)	(1,242)

Cash flow hedging reserve
At beginning of period	113	(314)	(235)	(140)	(252)
Amount recognised in equity	1,203	811	387	2,028	329
Amount transferred from equity to earnings	(264)	(223)	121	(728)	138
Tax	(254)	(161)	(154)	(362)	(154)
Recycled to profit or loss on disposal of businesses (3)	-	-	-	-	58

At end of period	798	113	119	798	119

For the notes to this table refer to page 70.

Condensed consolidated statement of changes in equity
for the period ended 30 September 2011 (continued)

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Foreign exchange reserve
At beginning of period	4,834	4,754	5,755	5,138	4,528
Retranslation of net assets	(31)	189	(778)	(271)	997
Foreign currency gains/(losses) on hedges of net assets	10	(116)	157	(30)	(452)
Tax	34	7	(43)	10	29
Recycled to profit or loss on disposal of businesses	-	-	(6)	-	(17)

At end of period	4,847	4,834	5,085	4,847	5,085

Capital redemption reserve
At beginning of period	198	198	172	198	170
Preference shares redeemed	-	-	-	-	2

At end of period	198	198	172	198	172

Contingent capital reserve
At beginning and end of period	(1,208)	(1,208)	(1,208)	(1,208)	(1,208)

Retained earnings
At beginning of period	19,726	20,713	22,003	21,239	12,134
Profit/(loss) attributable to ordinary and B shareholders and other equity owners
- continuing operations	1,225	(899)	(1,148)	(204)	(985)
- discontinued operations	1	2	2	5	(28)
Equity preference dividends paid	-	-	-	-	(105)
Paid-in equity dividends paid, net of tax	-	-	-	-	(19)
Transfer from paid-in equity
- gross	-	-	-	-	2
- tax	-	-	-	-	(1)
Equity owners gain on withdrawal of non-controlling interest
- gross	-	-	-	-	40
- tax	-	-	-	-	(11)
Redemption of equity preference shares	-	-	-	-	(2,968)
Gain on redemption of equity preference shares	-	-	-	-	609
Redemption of preference shares classified as debt	-	-	-	-	(118)
Transfer from merger reserve	-	50	-	50	12,250
Shares issued under employee share schemes	(2)	(166)	(2)	(209)	(11)
Share-based payments
- gross	35	29	42	102	103
- tax	(8)	(3)	7	(6)	12

At end of period	20,977	19,726	20,904	20,977	20,904

Condensed consolidated statement of changes in equity
for the period ended 30 September 2011 (continued)

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Own shares held
At beginning of period	(786)	(785)	(816)	(808)	(121)
Shares disposed/(purchased)	13	(6)	(7)	19	(711)
Shares issued under employee share schemes	2	5	2	18	11

At end of period	(771)	(786)	(821)	(771)	(821)

Owners’ equity at end of period	77,443	74,744	75,600	77,443	75,600

Non-controlling interests
At beginning of period	1,498	1,710	2,492	1,719	16,895
Currency translation adjustments and other movements	(1)	(14)	(20)	(22)	(481)
(Loss)/profit attributable to non-controlling interests
- continuing operations	(12)	(1)	(117)	(22)	(43)
- discontinued operations	5	19	16	32	(660)
Dividends paid	-	(39)	(46)	(39)	(4,217)
Movements in available-for-sale securities
- unrealised (losses)/gains	-	(1)	(76)	-	(54)
- realised losses	3	-	39		36
- tax	(1)	-	4	-	5
- recycled to profit or loss on disposal of discontinued operations (4)	-	-	-	-	(7)
Movements in cash flow hedging reserves
- amounts recognised in equity	-	-	66	-	(99)
- tax	-	-	(14)	-	33
- recycled to profit or loss on disposal of discontinued operations (5)	-	-	(15)	-	1,021
Equity raised	-	-	-	-	501
Equity withdrawn and disposals	(59)	(176)	(549)	(235)	(11,110)
Transfer to retained earnings	-	-	-	-	(40)

At end of period	1,433	1,498	1,780	1,433	1,780

Total equity at end of period	78,876	76,242	77,380	78,876	77,380

Total comprehensive income/(loss) recognised in the statement of changes in equity is attributable as follows:
Non-controlling interests	(6)	3	(117)	(12)	(249)
Preference shareholders	-	-	-	-	105
Paid-in equity holders	-	-	-	-	19
Ordinary and B shareholders	2,658	647	(1,245)	2,193	304

	2,652	650	(1,362)	2,181	179

Notes:
(1)
Includes an impairment loss of £733 million in respect of the Group’s holding of Greek government bonds, together with £109 million of related interest rate hedge adjustments, in the quarter ended 30 June 2011.

(2)	Net of tax (quarter ended 30 September 2010 - nil; nine months ended 30 September 2010 - £6 million credit).
(3)	Net of tax (quarter ended 30 September 2010 - nil; nine months ended 30 September 2010 - £20 million charge).
(4)	Net of tax (quarter ended 30 September 2010 - nil; nine months ended 30 September 2010 - £2 million credit).
(5)	Net of tax (quarter ended 30 September 2010 - £6 million credit; nine months ended 30 September 2010 - £340 million charge).

Notes

1. Basis of preparation
Having reviewed the Group’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the financial results for the period ended 30 September 2011 has been prepared on a going concern basis.

2. Accounting policies
The annual accounts are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB as adopted by the European Union (EU) (together IFRS). There have been no significant changes to the Group’s principal accounting policies as set out on pages 216 to 224 of the 2010 Form 20-F.

Recent developments in IFRS
In May 2011, the IASB issued six new or revised standards:

IFRS 10 Consolidated Financial Statements which replaces SIC-12 Consolidation - Special Purpose Entities and the consolidation elements of the existing IAS 27 Consolidated and Separate Financial Statements.  The new standard adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity to generate returns for the reporting entity.

IAS 27 Separate Financial Statements which comprises those parts of the existing IAS 27 that dealt with separate financial statements.

IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures. IFRS 11 distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor’s consolidated accounts using the equity method.

IAS 28 Investments in Associates and Joint Ventures covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged.

IFRS 12 Disclosure of Interests in Other Entities covers disclosures for entities reporting under IFRS 10 and IFRS 11 replacing those in IAS 28 and IAS 27. Entities are required to disclose information that helps financial statement readers evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries, in associates and joint arrangements and in unconsolidated structured entities.

IFRS 13 Fair Value Measurement which sets out a single IFRS framework for defining and measuring fair value and requiring disclosures about fair value measurements.

These standards are effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. The Group is reviewing the standards to determine their effect on the Group’s financial reporting.

Notes (continued)

2. Accounting policies (continued)

Recent developments in IFRS (continued)
In June 2011, the IASB issued amendments to two standards:

Amendments to IAS 1 Presentation of Items of Other Comprehensive Income that require items that will never be recognised in profit or loss to be presented separately in other comprehensive income from those that are subject to subsequent reclassification.

Amendments IAS 19 Employee Benefits - these require the immediate recognition of all actuarial gains and losses eliminating the ‘corridor approach’; interest cost to be calculated on the net pension liability or asset at the appropriate corporate bond rate; and all past service costs to be recognised immediately when a scheme is curtailed or amended.

These amendments are effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted.  The Group is reviewing the amendments to determine their effect on the Group’s financial reporting.

Notes (continued)

3. Analysis of income, expenses and impairment losses

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Loans and advances to customers	4,505	4,535	4,683	13,633	14,134
Loans and advances to banks	154	164	153	490	424
Debt securities	712	705	748	2,053	2,606

Interest receivable	5,371	5,404	5,584	16,176	17,164

Customer accounts	919	853	961	2,603	2,795
Deposits by banks	248	249	330	756	1,045
Debt securities in issue	897	863	733	2,577	2,411
Subordinated liabilities	175	190	175	550	435
Internal funding of trading businesses	55	22	(26)	85	(151)

Interest payable	2,294	2,177	2,173	6,571	6,535

Net interest income	3,077	3,227	3,411	9,605	10,629

Fees and commissions receivable	1,452	1,700	2,037	4,794	6,141
Fees and commissions payable
- banking	(204)	(238)	(493)	(623)	(1,500)
- insurance related	(100)	(85)	(118)	(264)	(262)

Net fees and commissions	1,148	1,377	1,426	3,907	4,379

Foreign exchange	441	375	442	1,019	1,274
Interest rate	33	2	866	684	2,027
Credit	366	562	(1,250)	680	(42)
Other	117	208	219	556	894

Income from trading activities	957	1,147	277	2,939	4,153

Gain on redemption of own debt	1	255	-	256	553

Operating lease and other rental income	327	350	338	999	1,025
Changes in fair value of own debt	1,887	228	(528)	1,821	(223)
Changes in the fair value of securities and other financial assets and liabilities	(148)	224	54	144	(97)
Changes in the fair value of investment properties	(22)	(27)	(4)	(74)	(112)
Profit on sale of securities	274	193	352	703	506
Profit on sale of property, plant and equipment	5	11	9	27	21
(Loss)/profit on sale of subsidiaries and associates	(39)	55	(260)	(13)	(618)
Life business (losses)/profits	(8)	(3)	49	(13)	61
Dividend income	14	18	17	47	58
Share of profits less losses of associated entities	5	8	8	20	56
Other income	89	85	(352)	256	(201)

Other operating income	2,384	1,142	(317)	3,917	476

Notes (continued)

3. Analysis of income, expenses and impairment losses (continued)

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Non-interest income (excluding insurance net premium income)	4,490	3,921	1,386	11,019	9,561
Insurance net premium income	1,036	1,090	1,289	3,275	3,856

Total non-interest income	5,526	5,011	2,675	14,294	13,417

Total income	8,603	8,238	6,086	23,899	24,046

Staff costs
- wages, salaries and other staff costs	1,798	1,923	2,100	5,780	6,473
- bonus tax	5	11	15	27	84
- social security costs	145	168	153	505	505
- pension costs	128	108	155	373	415

Total staff costs	2,076	2,210	2,423	6,685	7,477
Premises and equipment	604	602	611	1,777	1,693
Other (including Payment Protection Insurance costs)	962	1,752	914	3,635	2,947

Administrative expenses	3,642	4,564	3,948	12,097	12,117
Depreciation and amortisation	485	453	603	1,362	1,604

Operating expenses	4,127	5,017	4,551	13,459	13,721

General insurance	734	793	1,092	2,439	3,547
Bancassurance	-	-	50	-	54

Insurance net claims	734	793	1,142	2,439	3,601

Loan impairment losses	1,452	2,237	1,908	5,587	6,989
Securities impairment losses
- sovereign debt impairment and related interest rate hedge adjustments	202	842	-	1,044	-
- other	84	27	45	160	126

Impairment losses	1,738	3,106	1,953	6,791	7,115

Notes (continued)

4. Loan impairment provisions
Operating profit/(loss) is stated after charging loan impairment losses of £1,452 million (Q2 2011 - £2,237 million; Q3 2010 - £1,908 million). The balance sheet loan impairment provisions decreased in the quarter ended 30 September 2011 from £20,759 million to £20,723 million and the movements thereon were:

	Quarter ended
	30 September 2011			30 June 2011				30 September 2010
	Core	Non- Core	Total	Core	Non- Core	RFS MI	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	8,752	12,007	20,759	8,416	10,842	-	19,258	7,633	8,533	16,166
Transfers to disposal groups	-	-	-	-	9	-	9	-	-	-
Intra-group transfers	-	-	-	-	-	-	-	(351)	351	-
Currency translation and other adjustments	(90)	(285)	(375)	33	145	-	178	116	175	291
Disposals	-	-	-	-	-	11	11	-	-	-
Amounts written-off	(593)	(497)	(1,090)	(504)	(474)	-	(978)	(416)	(329)	(745)
Recoveries of amounts previously written-off	39	55	94	41	126	-	167	80	85	165
Charge to income statement
- continued	817	635	1,452	810	1,427	-	2,237	779	1,129	1,908
- discontinued	-	-	-	-	-	(11)	(11)
Unwind of discount	(52)	(65)	(117)	(44)	(68)	-	(112)	(50)	(65)	(115)

At end of period	8,873	11,850	20,723	8,752	12,007	-	20,759	7,791	9,879	17,670

	Nine months ended
	30 September 2011				30 September 2010
	Core	Non- Core	RFS MI	Total	Core	Non- Core	RFS MI	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	7,866	10,316	-	18,182	6,921	8,252	2,110	17,283
Transfers to disposal groups	-	-	-	-	-	(67)	-	(67)
Intra-group transfers	177	(177)	-	-	(351)	351	-	-
Currency translation and other adjustments	(1)	(45)	-	(46)	(163)	294	-	131
Disposals	-	-	11	11	-	(17)	(2,149)	(2,166)
Amounts written-off	(1,611)	(1,409)	-	(3,020)	(1,479)	(3,047)	-	(4,526)
Recoveries of amounts previously written-off	119	261	-	380	184	131	-	315
Charge to income statement
- continued	2,479	3,108	-	5,587	2,825	4,164	-	6,989
- discontinued	-	-	(11)	(11)	-	-	39	39
Unwind of discount	(156)	(204)	-	(360)	(146)	(182)	-	(328)

At end of period	8,873	11,850	-	20,723	7,791	9,879	-	17,670

Provisions at 30 September 2011 include £126 million (30 June 2011 - £132 million; 30 September 2010 - £127 million) in respect of loans and advances to banks.

The table above excludes impairments relating to securities.

Notes (continued)

5. Tax
The actual tax (charge)/credit differs from the expected tax (charge)/credit computed by applying the standard UK corporation tax rate of 26.5% (2010 - 28%) as follows:

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Profit/(loss) before tax	2,004	(678)	(1,560)	1,210	(391)

Tax (charge)/credit based on the standard UK corporation tax rate of 26.5% (2010 - 28%)	(531)	179	437	(321)	109
Sovereign debt impairment and related interest rate hedge adjustments where no deferred tax asset recognised	(42)	(219)	-	(261)	-
Other losses in period where no deferred tax asset recognised	(61)	(66)	1	(293)	(354)
Foreign profits taxed at other rates	(71)	(100)	(48)	(371)	(386)
UK tax rate change - deferred tax impact	(50)	-	(90)	(137)	(90)
Unrecognised timing differences	(10)	(15)	(7)	(20)	(7)
Items not allowed for tax
- losses on strategic disposals and write- downs	(4)	(7)	(37)	(14)	(182)
- other disallowable items	(50)	(70)	(50)	(160)	(133)
Non-taxable items
- gain on sale of Global Merchant Services	-	-	-	12	-
- gain on redemption of own debt	-	-	-	-	12
- other non-taxable items	16	9	37	37	101
Taxable foreign exchange movements	2	(2)	(5)	2	2
Losses brought forward and utilised	2	13	(1)	31	10
Adjustments in respect of prior periods	8	56	58	59	281

Actual tax (charge)/credit	(791)	(222)	295	(1,436)	(637)

The high tax charge in the first nine months of 2011 reflects profits in high tax regimes (principally US) and losses in low tax regimes (principally Ireland), losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland and the Netherlands) and the effect of the two reductions of 1% in the rate of UK corporation tax enacted in March 2011 and July 2011 on the net deferred tax balance.

The combined effect of the tax losses in Ireland and the Netherlands (including the sovereign debt impairment and related interest rate hedge adjustments) in the nine months ended 30 September 2011 for which no deferred tax asset has been recognised and the two 1% changes in the standard rate of UK corporation tax account for £855 million (77%) of the difference between the actual tax charge and the tax credit derived from applying the standard UK Corporation Tax rate to the results for the period.

Notes (continued)

5. Tax (continued)
The Group has recognised a deferred tax asset at 30 September 2011 of £4,988 million (30 June 2011 - £6,245 million; 31 December - £6,373 million), of which £3,014 million (30 June 2011 - £3,880 million; 31 December 2010 - £3,849 million) relates to carried forward trading losses in the UK. Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The deferred tax asset balance has reduced over the period primarily as a result of the utilisation of tax losses brought forward and the impact of the reductions in the rate of UK corporation tax. The Group has considered the carrying value of this asset as at 30 September 2011 and concluded that it is recoverable based on future profit projections.

6. (Loss)/profit attributable to non-controlling interests

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Trust preferred securities	-	-	-	-	10
RBS Sempra Commodities JV	(8)	4	26	(13)	46
ABN AMRO
- RFS Holdings minority interest	3	14	(131)	27	(775)
- other	-	-	(2)	-	(1)
RBS Life Holdings	-	-	6	-	17
Other	(2)	-	-	(4)	-

(Loss)/profit attributable to non-controlling interests	(7)	18	(101)	10	(703)

Notes (continued)

7. Earnings per ordinary and B share
Earnings per ordinary and B share have been calculated based on the following:

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Earnings
Profit/(loss) from continuing operations attributable to ordinary and B shareholders	1,225	(899)	(1,148)	(204)	(1,109)
Gain on redemption of preference shares and paid-in equity	-	-	-	-	610

Adjusted profit/(loss) from continuing operations attributable to ordinary and B shareholders	1,225	(899)	(1,148)	(204)	(499)

Profit/(loss) from discontinued operations attributable to ordinary and B shareholders	1	2	2	5	(28)

Ordinary shares in issue during the period (millions)	57,541	56,973	56,164	57,107	56,271
B shares in issue during the period (millions)	51,000	51,000	51,000	51,000	51,000

Weighted average number of ordinary and B shares in issue during the period (millions)	108,541	107,973	107,164	108,107	107,271
Effect of dilutive share options and convertible securities	891	-	-	893	-

Diluted weighted average number of ordinary and B shares in issue during the period	109,432	107,973	107,164	109,000	107,271

Basic earnings/(loss) per ordinary and B share from continuing operations	1.1p	(0.8p)	(1.1p)	(0.2p)	(0.5p)

Diluted earnings/(loss) per ordinary and B share from continuing operations	1.1p	(0.8p)	(1.1p)	(0.2p)	(0.5p)

Notes (continued)

8. Segmental analysis
There have been no significant changes in the Group’s divisions as set out on page 318 of the 2010 Form 20-F.

Analysis of divisional operating profit/(loss)
The following tables provide an analysis of the divisional profit/(loss) for the quarters ended 30 September 2011, 30 June 2011 and 30 September 2010 and the nine months ended 30 September 2011 and 30 September 2010 by main income statement captions.

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 30 September 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,074	292	1,366	(672)	-	(195)	499
UK Corporate	621	327	948	(419)	-	(228)	301
Wealth	178	118	296	(221)	-	(4)	71
Global Transaction Services	276	300	576	(336)	-	(45)	195
Ulster Bank	185	60	245	(137)	-	(327)	(219)
US Retail & Commercial	483	257	740	(541)	-	(84)	115
Global Banking & Markets	161	938	1,099	(1,019)	-	32	112
RBS Insurance	84	949	1,033	(215)	(695)	-	123
Central items	(94)	103	9	62	(1)	(3)	67

Core	2,968	3,344	6,312	(3,498)	(696)	(854)	1,264
Non-Core	110	(64)	46	(323)	(38)	(682)	(997)

	3,078	3,280	6,358	(3,821)	(734)	(1,536)	267
Reconciling items
Fair value of own debt (1)	-	2,357	2,357	-	-	-	2,357
Asset Protection Scheme credit default swap - fair value changes (2)	-	(60)	(60)	-	-	-	(60)
Sovereign debt impairment and related interest rate hedge adjustments	-	-	-	-	-	(202)	(202)
Amortisation of purchased intangible assets	-	-	-	(69)	-	-	(69)
Integration and restructuring costs	-	-	-	(233)	-	-	(233)
Gain on redemption of own debt	-	1	1	-	-	-	1
Strategic disposals	-	(49)	(49)	-	-	-	(49)
Bonus tax	-	-	-	(5)	-	-	(5)
RFS Holdings minority interest	(1)	(3)	(4)	1	-	-	(3)

Total statutory	3,077	5,526	8,603	(4,127)	(734)	(1,738)	2,004

Notes:
(1)	Comprises £470 million gain included in ‘Income from trading activities’ and £1,887 million gain included in ‘Other operating income’ on a statutory basis.
(2)	Included in ‘Income from trading activities’ on a statutory basis.

Notes (continued)

8. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 30 June 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,086	333	1,419	(688)	-	(208)	523
UK Corporate	641	325	966	(403)	-	(218)	345
Wealth	182	115	297	(220)	-	(3)	74
Global Transaction Services	263	297	560	(342)	-	(54)	164
Ulster Bank	171	51	222	(142)	-	(269)	(189)
US Retail & Commercial	469	246	715	(522)	-	(66)	127
Global Banking & Markets	164	1,386	1,550	(1,067)	-	(37)	446
RBS Insurance	89	957	1,046	(203)	(704)	-	139
Central items	(65)	79	14	30	1	2	47

Core	3,000	3,789	6,789	(3,557)	(703)	(853)	1,676
Non-Core	233	745	978	(335)	(90)	(1,411)	(858)

	3,233	4,534	7,767	(3,892)	(793)	(2,264)	818
Reconciling items
Fair value of own debt (1)	-	339	339	-	-	-	339
Asset Protection Scheme credit default swap - fair value changes (2)	-	(168)	(168)	-	-	-	(168)
Payment Protection Insurance costs	-	-	-	(850)	-	-	(850)
Sovereign debt impairment and related interest rate hedge adjustments	-	-	-	-	-	(842)	(842)
Amortisation of purchased intangible assets	-	-	-	(56)	-	-	(56)
Integration and restructuring costs	-	1	1	(209)	-	-	(208)
Gain on redemption of own debt	-	255	255	-	-	-	255
Strategic disposals	-	50	50	-	-	-	50
Bonus tax	-	-	-	(11)	-	-	(11)
RFS Holdings minority interest	(6)	-	(6)	1	-	-	(5)

Total statutory	3,227	5,011	8,238	(5,017)	(793)	(3,106)	(678)

Notes:
(1)	Comprises £111 million gain included in ‘Income from trading activities’ and £228 million gain included in ‘Other operating income’ on a statutory basis.
(2)	Included in ‘Income from trading activities’ on a statutory basis.

Notes (continued)

8. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 30 September 2010	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,056	377	1,433	(734)	(50)	(251)	398
UK Corporate	662	324	986	(406)	-	(158)	422
Wealth	156	108	264	(189)	-	(1)	74
Global Transaction Services	257	411	668	(356)	-	(3)	309
Ulster Bank	192	52	244	(134)	-	(286)	(176)
US Retail & Commercial	480	271	751	(553)	-	(125)	73
Global Banking & Markets	310	1,244	1,554	(1,005)	-	40	589
RBS Insurance	94	1,030	1,124	(215)	(942)	-	(33)
Central items	(158)	181	23	57	(6)	2	76

Core	3,049	3,998	7,047	(3,535)	(998)	(782)	1,732
Non-Core	355	515	870	(561)	(144)	(1,171)	(1,006)

	3,404	4,513	7,917	(4,096)	(1,142)	(1,953)	726
Reconciling items
Fair value of own debt (1)	-	(858)	(858)	-	-	-	(858)
Asset Protection Scheme credit default swap - fair value changes (2)	-	(825)	(825)	-	-	-	(825)
Amortisation of purchased intangible assets	-	-	-	(123)	-	-	(123)
Integration and restructuring costs	-	-	-	(311)	-	-	(311)
Strategic disposals	-	27	27	-	-	-	27
Bonus tax	-	-	-	(15)	-	-	(15)
RFS Holdings minority interest	7	(182)	(175)	(6)	-	-	(181)

Total statutory	3,411	2,675	6,086	(4,551)	(1,142)	(1,953)	(1,560)

Notes:
(1)	Comprises £330 million loss included in ‘Income and trading activities’ and £528 million loss included on ‘Other operating income’ on a statutory basis.
(2)	Included in ‘Income from trading activities’ on a statutory basis.

Notes (continued)

8. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Nine months ended 30 September 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	3,236	929	4,165	(2,038)	-	(597)	1,530
UK Corporate	1,951	984	2,935	(1,245)	-	(551)	1,139
Wealth	527	347	874	(637)	-	(12)	225
Global Transaction Services	799	879	1,678	(1,013)	-	(119)	546
Ulster Bank	525	162	687	(415)	-	(1,057)	(785)
US Retail & Commercial	1,403	746	2,149	(1,567)	-	(260)	322
Global Banking & Markets	506	4,523	5,029	(3,392)	-	19	1,656
RBS Insurance	261	2,888	3,149	(637)	(2,183)	-	329
Central items	(188)	170	(18)	91	-	(2)	71

Core	9,020	11,628	20,648	(10,853)	(2,183)	(2,579)	5,033
Non-Core	593	917	1,510	(981)	(256)	(3,168)	(2,895)

	9,613	12,545	22,158	(11,834)	(2,439)	(5,747)	2,138
Reconciling items
Fair value of own debt (1)	-	2,216	2,216	-	-	-	2,216
Asset Protection Scheme credit default swap - fair value changes (2)	-	(697)	(697)	-	-	-	(697)
Payment Protection Insurance costs	-	-	-	(850)	-	-	(850)
Sovereign debt impairment and related interest rate hedge adjustments	-	-	-	-	-	(1,044)	(1,044)
Amortisation of purchased intangible assets	-	-	-	(169)	-	-	(169)
Integration and restructuring costs	(2)	(3)	(5)	(581)	-	-	(586)
Gain on redemption of own debt	-	256	256	-	-	-	256
Strategic disposals	-	(22)	(22)	-	-	-	(22)
Bonus tax	-	-	-	(27)	-	-	(27)
RFS Holdings minority interest	(6)	(1)	(7)	2	-	-	(5)

Total statutory	9,605	14,294	23,899	(13,459)	(2,439)	(6,791)	1,210

Notes:
(1)	Comprises £395 million gain included in ‘Income from trading activities’ and £1,821 million gain included in ‘Other operating income’ on a statutory basis.
(2)	Included in ‘Income from trading activities’ on a statutory basis.

Notes (continued)

8. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Nine months ended 30 September 2010	£m	£m	£m	£m	£m	£m	£m

UK Retail	2,990	1,020	4,010	(2,204)	(54)	(938)	814
UK Corporate	1,919	993	2,912	(1,240)	-	(542)	1,130
Wealth	449	336	785	(556)	-	(12)	217
Global Transaction Services	711	1,212	1,923	(1,096)	-	(6)	821
Ulster Bank	574	158	732	(437)	-	(785)	(490)
US Retail & Commercial	1,450	798	2,248	(1,594)	-	(412)	242
Global Banking & Markets	1,001	5,324	6,325	(3,332)	-	(156)	2,837
RBS Insurance	285	3,119	3,404	(656)	(3,034)	-	(286)
Central items	(82)	303	221	261	(21)	1	462

Core	9,297	13,263	22,560	(10,854)	(3,109)	(2,850)	5,747
Non-Core	1,325	1,318	2,643	(1,775)	(492)	(4,265)	(3,889)

	10,622	14,581	25,203	(12,629)	(3,601)	(7,115)	1,858
Reconciling items
Fair value of own debt (1)	-	(408)	(408)	-	-	-	(408)
Asset Protection Scheme credit default swap - fair value changes (2)	-	(825)	(825)	-	-	-	(825)
Amortisation of purchased intangible assets	-	-	-	(273)	-	-	(273)
Integration and restructuring costs	-	-	-	(733)	-	-	(733)
Gain on redemption of own debt	-	553	553	-	-	-	553
Strategic disposals	-	(331)	(331)	-	-	-	(331)
Bonus tax	-	-	-	(84)	-	-	(84)
RFS Holdings minority interest	7	(153)	(146)	(2)	-	-	(148)

Total statutory	10,629	13,417	24,046	(13,721)	(3,601)	(7,115)	(391)

Notes:
(1)	Comprises £185 million loss included in ‘Income from trading activities’ and £223 million loss included in ‘Other operating income’, on a statutory basis.
(2)	Included in ‘Income from trading activities’ on a statutory basis.

Notes (continued)

9. Discontinued operations and assets and liabilities of disposal groups

Profit/(loss) from discontinued operations, net of tax
	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Discontinued operations
Total income	10	9	(8)	27	1,427
Operating expenses	(3)	-	19	(4)	(801)
Insurance net claims	-	-	2	-	(161)
Impairment recoveries/(losses)	-	11	-	11	(39)

Profit before tax	7	20	13	34	426
Gain on disposal before recycling of reserves	-	-	-	-	57
Recycled reserves	-	-	-	-	(1,076)

Operating profit/(loss) before tax	7	20	13	34	(593)
Tax on profit/(loss)	(3)	(4)	(1)	(10)	(89)

Profit/(loss) after tax	4	16	12	24	(682)
Businesses acquired exclusively with a view to disposal
Profit/(loss) after tax	2	5	6	13	(6)

Profit/(loss) from discontinued operations, net of tax	6	21	18	37	(688)

Discontinued operations reflect the results of RFS Holdings attributable to the State of the Netherlands and Santander following the legal separation of ABN AMRO Bank N.V. on 1 April 2010.

Notes (continued)

9. Discontinued operations and assets and liabilities of disposal groups (continued)

	30 September 2011			30 June 2011 £m	31 December 2010 £m
	Sempra	Other	Total
	£m	£m	£m

Assets of disposal groups
Cash and balances at central banks	-	119	119	155	184
Loans and advances to banks	83	12	95	344	651
Loans and advances to customers	13	1,698	1,711	1,487	5,013
Debt securities and equity shares	8	2	10	16	20
Derivatives	24	-	24	525	5,148
Settlement balances	206	-	206	157	555
Property, plant and equipment	2	218	220	17	18
Other assets	10	438	448	473	704

Discontinued operations and other disposal groups	346	2,487	2,833	3,174	12,293
Assets acquired exclusively with a view to disposal	-	211	211	233	191

	346	2,698	3,044	3,407	12,484

Liabilities of disposal groups
Deposits by banks	-	288	288	86	266
Customer accounts	-	1,743	1,743	1,888	2,267
Derivatives	24	-	24	498	5,042
Settlement balances	264	-	264	505	907
Other liabilities	94	84	178	239	925

Discontinued operations and other disposal groups	382	2,115	2,497	3,216	9,407
Liabilities acquired exclusively with a view to disposal	-	19	19	21	21

	382	2,134	2,516	3,237	9,428

The assets and liabilities of disposal groups at 30 September 2011 primarily include Non-Core loan portfolios and the residual assets and liabilities of RBS Sempra Commodities JV.

The disposal of the RBS Sempra Commodities JV was substantially completed in 2010. Certain contracts of the RBS Sempra Commodities JV were sold in risk transfer transactions prior to being novated to the purchaser. The majority of the reduction in assets and liabilities of disposal groups since 31 December 2010 relates to the novation of these contracts.

Notes (continued)

10. Financial instruments

Classification
The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.
	HFT (1)	DFV (2)	AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
30 September 2011	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	78,445				78,445
Loans and advances to banks
- reverse repos	40,181	-	-	7,946				48,127
- other	20,423	-	-	32,179				52,602
Loans and advances to customers
- reverse repos	41,692	-	-	12,440				54,132
- other	24,608	1,040	-	450,193		9,732		485,573
Debt securities	112,568	162	110,401	6,526				229,657
Equity shares	12,044	834	2,010	-				14,888
Settlement balances	-	-	-	21,526				21,526
Derivatives (5)	572,344							572,344
Intangible assets							14,744	14,744
Property, plant and equipment							17,060	17,060
Deferred tax							4,988	4,988
Prepayments, accrued income and other assets	-	-	-	1,394			9,204	10,598
Assets of disposal groups							3,044	3,044

	823,860	2,036	112,411	610,649		9,732	49,040	1,607,728

Liabilities
Deposits by banks
- repos	24,583	-			11,644			36,227
- other	34,754	-			43,616			78,370
Customer accounts
- repos	67,447	-			28,244			95,691
- other	14,459	5,836			413,365			433,660
Debt securities in issue	10,754	37,910			145,847			194,511
Settlement balances	-	-			17,983			17,983
Short positions	48,495	-						48,495
Derivatives (5)	561,790							561,790
Accruals, deferred income and other liabilities	-	-			1,629	471	20,838	22,938
Retirement benefit liabilities					-		1,855	1,855
Deferred tax					-		1,913	1,913
Insurance liabilities					-		6,628	6,628
Subordinated liabilities	-	934			25,341			26,275
Liabilities of disposal groups							2,516	2,516

	762,282	44,680			687,669	471	33,750	1,528,852

Equity								78,876

								1,607,728
For the notes to this table refer to page 88.

Notes (continued)

10. Financial instruments (continued)

Classification (continued)

	HFT (1)	DFV (2)	AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
30 June 2011	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	64,351				64,351
Loans and advances to banks
- reverse repos	36,120	-	-	5,853				41,973
- other	21,733	-	-	31,400				53,133
Loans and advances to customers
- reverse repos	43,641	-	-	12,521				56,162
- other	19,971	1,038	-	458,553		10,010		489,572
Debt securities	118,169	213	118,668	6,595				243,645
Equity shares	21,873	1,049	2,029	-				24,951
Settlement balances	-	-	-	24,566				24,566
Derivatives (5)	394,872							394,872
Intangible assets							14,592	14,592
Property, plant and equipment							17,357	17,357
Deferred tax							6,245	6,245
Prepayments, accrued income and other assets	-	-	-	1,160			9,983	11,143
Assets of disposal groups							3,407	3,407

	656,379	2,300	120,697	604,999		10,010	51,584	1,445,969

Liabilities
Deposits by banks
- repos	19,898	-			15,483			35,381
- other	28,177	-			43,396			71,573
Customer accounts
- repos	57,716	-			31,106			88,822
- other	16,043	5,566			407,094			428,703
Debt securities in issue	10,474	42,395			160,928			213,797
Settlement balances	-	-			22,905			22,905
Short positions	56,106	-						56,106
Derivatives (5)	387,809							387,809
Accruals, deferred income and other liabilities	-	-			1,541	467	22,057	24,065
Retirement benefit liabilities					-		2,239	2,239
Deferred tax					-		2,092	2,092
Insurance liabilities					-		6,687	6,687
Subordinated liabilities	-	1,092			25,219			26,311
Liabilities of disposal groups							3,237	3,237

	576,223	49,053			707,672	467	36,312	1,369,727

Equity								76,242

								1,445,969

For the notes to this table refer to page 88.

Notes (continued)

10. Financial instruments (continued)

Classification (continued)
	HFT (1)	DFV (2)	AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	57,014				57,014
Loans and advances to banks
- reverse repos	38,215	-	-	4,392				42,607
- other	26,082	-	-	31,829				57,911
Loans and advances to customers
- reverse repos	41,110	-	-	11,402				52,512
- other	19,903	1,100	-	471,308		10,437		502,748
Debt securities	98,869	402	111,130	7,079				217,480
Equity shares	19,186	1,013	1,999	-				22,198
Settlement balances	-	-	-	11,605				11,605
Derivatives (5)	427,077							427,077
Intangible assets							14,448	14,448
Property, plant and equipment							16,543	16,543
Deferred tax							6,373	6,373
Prepayments, accrued income and other assets	-	-	-	1,306			11,270	12,576
Assets of disposal groups							12,484	12,484

	670,442	2,515	113,129	595,935		10,437	61,118	1,453,576

Liabilities
Deposits by banks
- repos	20,585	-			12,154			32,739
- other	28,216	-			37,835			66,051
Customer accounts
- repos	53,031	-			29,063			82,094
- other	14,357	4,824			409,418			428,599
Debt securities in issue	7,730	43,488			167,154			218,372
Settlement balances	-	-			10,991			10,991
Short positions	43,118	-						43,118
Derivatives (5)	423,967							423,967
Accruals, deferred income and other liabilities	-	-			1,793	458	20,838	23,089
Retirement benefit liabilities					-		2,288	2,288
Deferred tax					-		2,142	2,142
Insurance liabilities					-		6,794	6,794
Subordinated liabilities	-	1,129			25,924			27,053
Liabilities of disposal groups							9,428	9,428

	591,004	49,441			694,332	458	41,490	1,376,725

Equity								76,851

								1,453,576

Notes:
(1)	Held-for-trading.
(2)	Designated as at fair value.
(3)	Available-for-sale.
(4)	Loans and receivables.
(5)	Held-for-trading derivatives include hedging derivatives.

Notes (continued)

10. Financial instruments (continued)

Financial instruments carried at fair value
Refer to Note 12 Financial instruments - valuation of the Group’s 2010 Annual Report and Accounts for valuation techniques. Certain aspects relating to the valuation of financial instruments carried at fair value are discussed below.

Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk.

The table below shows the valuation reserves and adjustments.
	30 September 2011	30 June 2011	31 December 2010
	£m	£m	£m

Credit valuation adjustments (CVA)
Monoline insurers	2,827	2,321	2,443
Credit derivative product companies (CDPCs)	1,233	532	490
Other counterparties	2,222	1,719	1,714

	6,282	4,572	4,647
Bid-offer, liquidity and other reserves	2,712	2,572	2,797

	8,994	7,144	7,444

CVA represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures.

Key points

30 September 2011 compared with 30 June 2011
•	CVA increased overall by 37% in Q3 2011 reflecting wider credit spreads, which impacted the exposures and CVA.

•
The increase in monoline CVA was primarily attributable to lower prices of the underlying reference instruments, strengthening of the US dollar against sterling and wider credit spreads for all monoline insurers.

•	The CDPC CVA has significantly increased and was driven by an increase in the exposure and increased CVA relating to certain CDPCs.

•	The CVA held against other counterparties increased by 29% over the quarter predominantly due to wider credit spreads.

Notes (continued)

10. Financial instruments (continued)

Valuation reserves (continued)

Key points (continued)

30 September 2011 compared with 31 December 2010
•	CVA increased overall by 35% over the period reflecting wider credit spreads, which impacted the exposures and CVA.

•	The monoline CVA increased due to a significant deterioration in all monoline credit spreads during the year (the H1 2011 improvements in credit spreads were subsequently reversed in Q3).

•
The CDPC CVA increased as prices of the underlying reference assets declined. Accordingly, gross exposure to CDPC and CVA increased. CVA increased by a greater proportion than exposure reflecting increased coverage of certain CDPCs.

•	The CVA held against other counterparties increased by 30% over the period predominantly due to wider credit spreads.

Own credit
	Debt securities in issue £m	Subordinated liabilities £m	Total (2) £m	Derivatives £m	Total £m
Cumulative pre-tax own credit adjustment (1)

30 September 2011	3,993	657	4,650	700	5,350
30 June 2011	1,933	377	2,310	434	2,744
31 December 2010	2,091	325	2,416	534	2,950

Carrying values of underlying liabilities	£bn	£bn	£bn

30 September 2011	48.7	0.9	49.6
30 June 2011	52.9	1.1	54.0
31 December 2010	51.2	1.1	52.3

Notes:
(1)
The own credit adjustment for fair value does not alter cash flows, is not used for performance management and is disregarded for regulatory capital reporting and will reverse over time as the liabilities mature.

(2)
The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserves are stated by conversion of underlying currency balances at spot rates for each period whereas the income statement includes intra-period foreign exchange sell-offs.

Key point
•	The Group’s credit spread increased by between 115 and 218 basis points for different tenors issuance in Q3 2011, resulting in a substantial reduction in the value of liabilities.
•
RBS uses credit default swap spreads to determine the impact of RBS's own credit quality on the fair value of derivative liabilities. At 30 September 2011, cumulative adjustments of £700 million (31 December 2010 - £534 million) were recorded against derivative liabilities. The impact of these adjustments in both periods was more than offset by the impact of CVA, reflecting counterparty creditworthiness, recorded against derivative assets.

•
At 30 September 2011, the post-tax cumulative own credit adjustment for regulatory capital purposes was £2,931 million (30 June 2011 - £1,112 million; 31 December 2010 - £1,182 million) - refer to page 101.

Notes (continued)

10. Financial instruments (continued)

Valuation hierarchy

	30 September 2011
					Level 3 sensitivity (1)
	Total	Level 1	Level 2	Level 3	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Loans and advances to banks
- reverse repos	40.2	-	40.2	-	-	-
- collateral	19.6	-	19.6	-	-	-
- other	0.8	-	0.3	0.5	60	(50)

	60.6	-	60.1	0.5	60	(50)

Loans and advances to customers
- reverse repos	41.7	-	41.7	-	-	-
- collateral	20.5	-	20.5	-	-	-
- other	5.1	-	4.8	0.3	30	(30)

	67.3	-	67.0	0.3	30	(30)

Debt securities
- UK government	21.8	21.8	-	-	-	-
- US government	40.2	34.8	5.4	-	-	-
- other government	76.7	65.0	11.7	-	-	-
- corporate	7.0	-	6.5	0.5	20	(20)
- other financial institutions	77.4	3.1	69.2	5.1	520	(180)

	223.1	124.7	92.8	5.6	540	(200)

Equity shares	14.9	11.7	2.1	1.1	120	(210)

Derivatives
- foreign exchange	107.0	-	106.3	0.7	50	(20)
- interest rate	424.2	0.2	422.2	1.8	90	(110)
- equities and commodities	7.3	0.1	7.0	0.2	-	-
- credit	33.9	-	30.9	3.0	640	(410)

	572.4	0.3	566.4	5.7	780	(540)

Total	938.3	136.7	788.4	13.2	1,530	(1,030)

Proportion	100%	14.6%	84.0%	1.4%

Of which
Core	912.0	135.6	770.3	6.1
Non-Core	26.3	1.1	18.1	7.1

Total	938.3	136.7	788.4	13.2

For the notes to this table refer to page 95.

Notes (continued)

10. Financial instruments (continued)

Valuation hierarchy (continued)

	31 December 2010
	Total	Level 1	Level 2	Level 3
Assets	£bn	£bn	£bn	£bn

Loans and advances to banks
- reverse repos	38.2	-	38.2	-
- collateral	25.1	-	25.1	-
- other	1.0	-	0.6	0.4

	64.3	-	63.9	0.4

Loans and advances to customers
- reverse repos	41.1	-	41.1	-
- collateral	14.4	-	14.4	-
- other	6.6	-	6.2	0.4

	62.1	-	61.7	0.4

Debt securities
- UK government	13.5	13.5	-	-
- US government	38.0	31.0	7.0	-
- other government	75.9	62.3	13.6	-
- corporate	7.7	-	6.5	1.2
- other financial institutions	75.3	3.5	64.8	7.0

	210.4	110.3	91.9	8.2

Equity shares	22.2	18.4	2.8	1.0

Derivatives
- foreign exchange	83.3	-	83.2	0.1
- interest rate	311.7	1.7	308.3	1.7
- equities and commodities	5.2	0.1	4.9	0.2
- credit - APS (2)	0.6	-	-	0.6
- credit - other	26.3	-	23.2	3.1

	427.1	1.8	419.6	5.7

Total	786.1	130.5	639.9	15.7

Proportion	100%	16.6%	81.4%	2.0%

Of which
Core	754.2	129.4	617.6	7.2
Non-Core	31.9	1.1	22.3	8.5

Total	786.1	130.5	639.9	15.7

For the notes to this table refer to page 95.

Notes (continued)

10. Financial instruments (continued)

Valuation hierarchy (continued)

The following tables detail AFS assets included within total assets on pages 91 and 92.

	30 September 2011
					Level 3 sensitivity (1)
	Total	Level 1	Level 2	Level 3	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Debt securities
- UK government	13.3	13.3	-	-	-	-
- US government	20.0	16.9	3.1	-	-	-
- other government	29.0	24.2	4.8	-	-	-
- corporate	2.3	-	2.1	0.2	10	(10)
- other financial institutions	45.8	0.7	42.0	3.1	270	(40)

	110.4	55.1	52.0	3.3	280	(50)
Equity shares	2.0	0.3	1.3	0.4	70	(80)

Total	112.4	55.4	53.3	3.7	350	(130)

Of which
Core	103.5	55.0	47.7	0.8
Non-Core	8.9	0.4	5.6	2.9

Total	112.4	55.4	53.3	3.7

	31 December 2010
	Total	Level 1	Level 2	Level 3
Assets	£bn	£bn	£bn	£bn

Debt securities
- UK government	8.4	8.4	-	-
- US government	22.2	17.8	4.4	-
- other government	32.9	26.5	6.4	-
- corporate	1.5	-	1.4	0.1
- other financial institutions	46.1	0.4	41.4	4.3

	111.1	53.1	53.6	4.4
Equity shares	2.0	0.3	1.4	0.3

Total	113.1	53.4	55.0	4.7

Of which
Core	103.0	52.8	49.2	1.0
Non-Core	10.1	0.6	5.8	3.7

Total	113.1	53.4	55.0	4.7

For the notes to this table refer to page 95.

Notes (continued)

10. Financial instruments (continued)

Valuation hierarchy (continued)

	30 September 2011
					Level 3 sensitivity (1)
	Total	Level 1	Level 2	Level 3	Favourable	Unfavourable
Liabilities	£bn	£bn	£bn	£bn	£m	£m

Deposits by banks
- repos	24.6	-	24.6	-	-	-
- collateral	32.4	-	32.4	-	-	-
- other	2.3	-	2.3	-	-	-

	59.3	-	59.3	-	-	-

Customer accounts
- repos	67.4	-	67.4	-	-	-
- collateral	10.2	-	10.2	-	-	-
- other	10.1	-	10.1	-	20	(20)

	87.7	-	87.7	-	20	(20)

Debt securities in issue	48.7	-	46.1	2.6	100	(110)

Short positions	48.5	37.7	10.0	0.8	130	(20)

Derivatives
- foreign exchange	112.2	-	111.9	0.3	20	(20)
- interest rate	407.8	0.3	406.7	0.8	40	(40)
- equities and commodities	10.2	0.1	9.7	0.4	10	(10)
- credit - APS (2)	0.1	-	-	0.1	480	(390)
- credit - other	31.5	-	30.9	0.6	50	(40)

	561.8	0.4	559.2	2.2	600	(500)

Subordinated liabilities	0.9	-	0.9	-	-	-

Total	806.9	38.1	763.2	5.6	850	(650)

Proportion	100%	4.7%	94.6%	0.7%

Of which
Core	798.7	38.1	756.0	4.6
Non-Core	8.2	-	7.2	1.0

Total	806.9	38.1	763.2	5.6

For the notes to this table refer to page 95.

Notes (continued)

10. Financial instruments (continued)

Valuation hierarchy (continued)

	31 December 2010
	Total	Level 1	Level 2	Level 3
Liabilities	£bn	£bn	£bn	£bn

Deposits by banks
- repos	20.6	-	20.6	-
- collateral	26.6	-	26.6	-
- other	1.6	-	1.6	-

	48.8	-	48.8	-

Customer accounts
- repos	53.0	-	53.0	-
- collateral	10.4	-	10.4	-
- other	8.8	-	8.7	0.1

	72.2	-	72.1	0.1

Debt securities in issue	51.2	-	49.0	2.2

Short positions	43.1	35.0	7.3	0.8

Derivatives
- foreign exchange	89.4	0.1	89.3	-
- interest rate	299.2	0.2	298.0	1.0
- equities and commodities	10.1	0.1	9.6	0.4
- credit - other	25.3	-	25.0	0.3

	424.0	0.4	421.9	1.7

Subordinated liabilities	1.1	-	1.1	-

Total	640.4	35.4	600.2	4.8

Proportion	100%	5.5%	93.7%	0.8%

Of which
Core	626.1	35.4	586.9	3.8
Non-Core	14.3	-	13.3	1.0

Total	640.4	35.4	600.2	4.8

Notes:
(1)
Sensitivity represents the favourable and unfavourable effect respectively on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs to the Group’s valuation techniques or models. The level 3 sensitivities are calculated at a sub-portfolio level and hence these aggregated figures do not reflect the correlation between some of the sensitivities.

(2)	Asset Protection Scheme.

Notes (continued)

11. Available-for-sale financial assets
The Q3 2011 movement in available-for-sale financial assets reflects £1,207 million unrealised gains on securities, primarily high quality sovereign bonds, partially offset by realised gains of £214 million from routine portfolio management, mainly in Group Treasury.

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
Available-for-sale reserve	£m	£m	£m	£m	£m

At beginning of period	(1,026)	(2,063)	(1,459)	(2,037)	(1,755)
Unrealised gains	1,207	781	680	2,150	1,327
Realised (gains)/losses	(214)	626	(408)	215	(535)
Tax	(259)	(370)	(55)	(620)	(263)
Recycled to profit or loss on disposal of businesses (1)	-	-	-	-	(16)

At end of period	(292)	(1,026)	(1,242)	(292)	(1,242)

Note:
(1)	Net of tax - £6 million credit.

In Q2 2011, an impairment loss of £733 million was recorded in respect of Greek government bonds, together with £109 million related interest rate hedge adjustments, as a result of the deterioration in Greece’s fiscal position and the announcement of the proposals to restructure Greek government debt.  Further losses of £142 million were recorded in Q3 2011, along with £60 million related interest rate hedge adjustments.

Ireland, Italy, Portugal and Spain are facing less acute fiscal difficulties and the Group’s sovereign exposures to these countries were not considered impaired at 30 September 2011.

12. Contingent liabilities and commitments

	30 September 2011			30 June 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	24,518	1,417	25,935	27,090	1,703	28,793	28,859	2,242	31,101
Other contingent liabilities	10,916	215	11,131	11,883	296	12,179	11,833	421	12,254

	35,434	1,632	37,066	38,973	1,999	40,972	40,692	2,663	43,355

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	230,369	14,258	244,627	233,795	16,493	250,288	245,425	21,397	266,822
Other commitments	1,163	2,228	3,391	1,141	2,315	3,456	1,560	2,594	4,154

	231,532	16,486	248,018	234,936	18,808	253,744	246,985	23,991	270,976

Total contingent liabilities and commitments	266,966	18,118	285,084	273,909	20,807	294,716	287,677	26,654	314,331

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

Notes (continued)

13. Litigation and Investigations developments
Except for the developments noted below, there have been no material changes to the litigation or investigations as disclosed in the Form 6-K for the six months ended 30 June 2011.

Other securitisation and securities related litigation in the United States
On 2 September 2011, the US Federal Housing Finance Agency ("FHFA") as conservator for the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Company ("Freddie Mac") filed 17 lawsuits in the United States against a number of international banks and individual defendants, including RBS, certain other Group companies and five individual officers and directors of the Group's subsidiaries.

The lawsuits involve allegations that certain disclosures made in connection with the relevant offering or underwriting of securities contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. Group entities are named as defendants in their capacities as issuers and underwriters of securities, not as originators of any underlying mortgage loans. The plaintiffs’ claims against the Group are currently unquantified.

The FHFA primary lawsuit against Group entities relates to approximately US$32 billion of AAA rated RMBS issuance during the period 2005-2008 pursuant to which Group entities acted as sponsor/depositor and/or lead underwriter. The aggregate principal amount has been reduced to approximately US$14 billion outstanding by repayments and recoveries of approximately US$18 billion and losses to date of approximately US$0.2 billion.

FHFA has also filed five lawsuits against each of Ally Financial Group, Countrywide Financial Corporation, JP Morgan, Morgan Stanley and Nomura in relation to some of the offerings where a Group entity acted as underwriter and is named amongst the defendants.

Group entities believe they have a variety of substantial and credible legal and factual defences available to all of the FHFA lawsuits and the Group will defend each of the matters vigorously. Additionally, Group entities potentially have recourse to indemnities from the relevant mortgage originators or sponsors/depositors although the amount and extent of any recovery is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party. Given the early stages of these matters the Group cannot predict the outcome of these claims and is unable reliably to estimate the liability, if any, that may arise or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Independent Commission on Banking
Following an interim report published on 11 April 2011, the Independent Commission on Banking (“ICB”) published its final report to the Cabinet Committee on Banking Reform on 12 September 2011 (the “Final Report”). The Final Report makes a number of recommendations, including in relation to (i) the implementation of a ring-fence of retail banking operations, (ii) loss-absorbency (including bail-in) and (iii) competition. The ICB has recommended 2019 as the final deadline for the implementation of its recommendations. The Group will continue to participate in the debate and to consult with the UK Government on the implementation of the recommendations set out in the Final Report, the effects of which could have a negative impact on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Notes (continued)

14. Other developments

Proposed transfers of a substantial part of the business activities of RBS N.V. to The Royal Bank of Scotland plc (RBS plc)
On 19 April 2011, the Group announced its intention to transfer a substantial part of the business activities of RBS N.V. to RBS plc (the "Proposed Transfers"), subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures.

The Proposed Transfers will streamline the manner in which the GBM and GTS businesses of the Group interact with clients with simplified access to the GBM and GTS product suites.

It is expected that the Proposed Transfers will be implemented on a phased basis over a period ending 31 December 2013. The transfer of eligible business carried out in the UK, including certain securities issued by RBS N.V. was completed on 17 October 2011. A large part of the remainder of Proposed Transfers (including the transfers of certain securities issued by RBS N.V.) is expected to have taken place by the end of 2012.

Rating agencies
RBS and RBS plc's long-term and short-term ratings remained unchanged in the quarter, however in October 2011, both Moody’s and Fitch have taken rating action on RBS and certain subsidiaries.

On 7 October 2011, Moody’s Investor Services downgraded the long term ratings of RBS, RBS plc and National Westminster Bank Plc (NatWest), following the conclusion of its review into the systemic support assumptions from the UK government for 14 UK financial institutions. As a result of this review, 12 UK entities, including RBS, were downgraded. RBS was downgraded to A3 from A1 (long-term) and to P-2 from P-1 (short term), RBS plc and NatWest were downgraded to A2 from Aa3 (long-term); their P-1 short-term ratings were affirmed. These ratings all have a negative outlook assigned due to Moody’s opinion that the likelihood of government support will weaken further in the future, however Moody’s affirmed RBS’s underlying Baa2 rating, noting that these downgrades do not reflect a worsening in the credit quality of UK financial institutions.

On 11 October 2011, following the reduction of support factored into the ratings of RBS, Moody’s downgraded the ratings of Ulster Bank Ltd and Ulster Bank Ireland Ltd to Baa1 from A2 (long term) and to P-2 from P-1 (short term); Moody’s also placed these ratings on negative outlook following the earlier downgrade of RBS plc. In addition, Moody’s has placed the ratings of RBS N.V. on negative outlook, to match those of RBS plc.

On 13 October 2011, Fitch Ratings downgraded RBS and certain subsidiaries, having lowered its ‘Support Rating Floors’ for large UK banks. The ratings of RBS, RBS plc, NatWest, RBS International and RBS N.V. were reduced to A from AA- (long-term) and to F1 from F1+ (short term). The ratings of Citizens Financial Group, Ulster Bank Ltd and Ulster Bank Ireland Ltd were downgraded to A- from A+ (long term). The short term rating of Citizens Financial Group was affirmed at F1 following the downgrade of RBS plc, while the rating of Ulster Bank Ltd was downgraded from F+ to F1. Fitch has assigned all of these ratings a stable outlook. The standalone ratings of RBS Group and RBS plc were unchanged by this action and have recently been upgraded from C/D to C, corresponding to a bbb viability rating.

Notes (continued)

14. Other developments (continued)

EU measures to restore confidence in the banking sector
The capital package proposed by the European Banking Authority (EBA) and agreed by the European Council on 26 October 2011 requires banks to build up additional capital buffers to reach a level of 9% Core Tier 1 ratio by the end of June 2012, after the removal of the prudential filters on sovereign assets in the available-for-sale portfolio and prudent valuation of sovereign debt in the held-to-maturity and loans and receivables portfolio, reflecting current market prices.

The EBA estimated the preliminary impact of this approach based on data as of 30 June 2011. As part of this exercise, the Group was advised that it did not need additional capital. The final total target buffer will be based on 30 September 2011 data, and the results are expected to be published by the EBA in the course of November.

15. Post balance sheet events
There have been no significant events between 30 September 2011 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Risk and balance sheet management

Key terms and acronyms used in this section are defined in the glossary of terms.

Balance sheet management

Capital
The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements as capital adequacy and risk management are closely aligned. The Group’s risk asset ratios calculated in accordance with Financial Services Authority (FSA) definitions are set out below.

	30 September 2011	30 June 2011	31 December 2010
Risk-weighted assets (RWAs)	£bn	£bn	£bn

Credit risk	346.8	366.1	385.9
Counterparty risk	72.2	66.1	68.1
Market risk	55.0	58.6	80.0
Operational risk	37.9	37.9	37.1

	511.9	528.7	571.1
Benefit of Asset Protection Scheme	(88.6)	(95.2)	(105.6)

	423.3	433.5	465.5

Risk asset ratio	%	%	%

Core Tier 1	11.3	11.1	10.7
Tier 1	13.8	13.5	12.9
Total	14.7	14.4	14.0

Key points
•	The Core Tier 1 ratio increased in the quarter, due to a reduction in RWAs.

•	Credit risk RWAs decreased by £19.3 billion principally driven by asset run-off, disposals and restructurings.

•	Market risk RWAs decreased by £3.6 billion reflecting de-risking of the Non-Core portfolio and a reduction in VaR.

•	The reduction in APS RWA benefit mainly reflects the run-off of covered assets.

Risk and balance sheet management (continued)

Balance sheet management: Capital (continued)

The Group’s capital resources in accordance with FSA definitions were as follows:

	30 September 2011	30 June 2011	31 December 2010
Composition of regulatory capital	£m	£m	£m

Tier 1
Ordinary and B shareholders' equity	72,699	70,000	70,388
Non-controlling interests	1,433	1,498	1,719
Adjustments for:
- goodwill and other intangible assets - continuing businesses	(14,744)	(14,592)	(14,448)
- unrealised losses on available-for-sale (AFS) debt securities	379	1,103	2,061
- reserves arising on revaluation of property and unrealised gains on AFS equities	(88)	(76)	(25)
- reallocation of preference shares and innovative securities	(548)	(548)	(548)
- other regulatory adjustments*	(3,465)	(1,014)	(1,097)
Less excess of expected losses over provisions net of tax	(2,127)	(2,156)	(1,900)
Less securitisation positions	(2,164)	(2,404)	(2,321)
Less APS first loss	(3,545)	(3,810)	(4,225)

Core Tier 1 capital	47,830	48,001	49,604
Preference shares	5,398	5,372	5,410
Innovative Tier 1 securities	4,644	4,564	4,662
Tax on the excess of expected losses over provisions	767	777	758
Less material holdings	(303)	(327)	(310)

Total Tier 1 capital	58,336	58,387	60,124

Tier 2
Reserves arising on revaluation of property and unrealised gains on AFS equities	88	76	25
Collective impairment provisions	728	715	778
Perpetual subordinated debt	1,837	1,858	1,852
Term subordinated debt	14,999	15,697	16,745
Non-controlling and other interests in Tier 2 capital	11	11	11
Less excess of expected losses over provisions	(2,894)	(2,933)	(2,658)
Less securitisation positions	(2,164)	(2,404)	(2,321)
Less material holdings	(303)	(327)	(310)
Less APS first loss	(3,545)	(3,810)	(4,225)

Total Tier 2 capital	8,757	8,883	9,897

Supervisory deductions
Unconsolidated investments
- RBS Insurance	(4,292)	(4,176)	(3,962)
- other investments	(262)	(354)	(318)
Other deductions	(311)	(419)	(452)

Deductions from total capital	(4,865)	(4,949)	(4,732)

Total regulatory capital	62,228	62,321	65,289

* Includes reduction for own liabilities carried at fair value	(2,931)	(1,112)	(1,182)

Risk and balance sheet management (continued)

Balance sheet management: Capital (continued)

Movement in Core Tier 1 capital	£m

At 1 January 2011	49,604
Attributable loss net of movement in fair value of own debt	(1,355)
Foreign currency reserves	(304)
Decrease in capital deductions including APS first loss	76
Decrease in non-controlling interests	(221)
Other movements	201

At 30 June 2011	48,001
Attributable loss net of movement in fair value of own debt	(593)
Foreign currency reserves	13
Decrease in capital deductions including APS first loss	534
Decrease in non-controlling interests	(65)
Other movements	(60)

At 30 September 2011	47,830

Risk and balance sheet management (continued)

Balance sheet management: Capital: Risk-weighted assets by division
Risk-weighted assets by risk category and division are set out below.

	Credit risk	Counterparty risk	Market risk	Operational risk	Gross RWAs	APS relief	Net RWAs
30 September 2011	£bn	£bn	£bn	£bn	£bn	£bn	£bn

UK Retail	41.4	-	-	7.3	48.7	(9.9)	38.8
UK Corporate	69.0	-	-	6.7	75.7	(16.9)	58.8
Wealth	11.0	-	0.1	1.9	13.0	-	13.0
Global Transaction Services	13.7	-	-	4.9	18.6	-	18.6
Ulster Bank	32.0	0.5	0.1	1.8	34.4	(6.7)	27.7
US Retail & Commercial	51.0	1.1	-	4.4	56.5	-	56.5

Retail & Commercial	218.1	1.6	0.2	27.0	246.9	(33.5)	213.4
Global Banking & Markets	46.1	35.1	37.6	15.5	134.3	(10.4)	123.9
Other	8.8	0.3	-	0.7	9.8	-	9.8

Core	273.0	37.0	37.8	43.2	391.0	(43.9)	347.1
Non-Core	71.0	35.2	17.2	(5.5)	117.9	(44.7)	73.2

Group before RFS MI	344.0	72.2	55.0	37.7	508.9	(88.6)	420.3
RFS MI	2.8	-	-	0.2	3.0	-	3.0

Group	346.8	72.2	55.0	37.9	511.9	(88.6)	423.3

30 June 2011

UK Retail	42.2	-	-	7.3	49.5	(10.7)	38.8
UK Corporate	71.2	-	-	6.7	77.9	(19.3)	58.6
Wealth	10.9	-	0.1	1.9	12.9	-	12.9
Global Transaction Services	13.9	-	-	4.9	18.8	-	18.8
Ulster Bank	33.9	0.5	0.1	1.8	36.3	(7.6)	28.7
US Retail & Commercial	49.6	0.8	-	4.4	54.8	-	54.8

Retail & Commercial	221.7	1.3	0.2	27.0	250.2	(37.6)	212.6
Global Banking & Markets	51.2	31.4	40.9	15.5	139.0	(10.3)	128.7
Other	10.7	0.4	-	0.7	11.8	-	11.8

Core	283.6	33.1	41.1	43.2	401.0	(47.9)	353.1
Non-Core	79.7	33.0	17.5	(5.5)	124.7	(47.3)	77.4

Group before RFS MI	363.3	66.1	58.6	37.7	525.7	(95.2)	430.5
RFS MI	2.8	-	-	0.2	3.0	-	3.0

Group	366.1	66.1	58.6	37.9	528.7	(95.2)	433.5

31 December 2010

UK Retail	41.7	-	-	7.1	48.8	(12.4)	36.4
UK Corporate	74.8	-	-	6.6	81.4	(22.9)	58.5
Wealth	10.4	-	0.1	2.0	12.5	-	12.5
Global Transaction Services	13.7	-	-	4.6	18.3	-	18.3
Ulster Bank	29.2	0.5	0.1	1.8	31.6	(7.9)	23.7
US Retail & Commercial	52.0	0.9	-	4.1	57.0	-	57.0

Retail & Commercial	221.8	1.4	0.2	26.2	249.6	(43.2)	206.4
Global Banking & Markets	53.5	34.5	44.7	14.2	146.9	(11.5)	135.4
Other	16.4	0.4	0.2	1.0	18.0	-	18.0

Core	291.7	36.3	45.1	41.4	414.5	(54.7)	359.8
Non-Core	91.3	31.8	34.9	(4.3)	153.7	(50.9)	102.8

Group before RFS MI	383.0	68.1	80.0	37.1	568.2	(105.6)	462.6
RFS MI	2.9	-	-	-	2.9	-	2.9

Group	385.9	68.1	80.0	37.1	571.1	(105.6)	465.5

Risk and balance sheet management (continued)

Balance sheet management: Capital (continued)

CRD 3 and Basel III impacts
The estimated impact of CRD 3 rules on the Group’s RWAs post mitigation is an increase of c.£20 billion. This is lower than the initial estimates of £25 billion to £30 billion and reflects mitigation, restructuring and continuing risk reduction.

The implementation of the Basel III proposals in 2013 is now estimated to result in an increase in RWAs of £60 billion to £75 billion. This is lower than the previous estimate of £75 billion to £85 billion, due to risk reduction and mitigation in both GBM and Non-Core.

The combined impact of CRD 3 and Basel III on the Group’s RWAs is now estimated to be some £20 billion or 20% lower than the previous estimates.

Funding and liquidity risk
The Group’s balance sheet composition is a function of the broad array of product offerings and diverse markets served by its Core divisions. The structural composition of the balance sheet is augmented as needed through active management of both asset and liability portfolios. The objective of these activities is to optimise liquidity transformation in normal business environments while ensuring adequate coverage of all cash requirements under extreme stress conditions.

Diversification of the Group’s funding base is central to its liquidity management strategy. The Group’s businesses have developed large customer franchises based on strong relationship management and high quality service. These customer franchises are strongest in the UK, US and Ireland but extend into Europe and Asia. Customer deposits provide large pools of stable funding to support the majority of the Group’s lending. It is a strategic objective to improve the Group’s loan to deposit ratio to 100%, or better, by 2013.

The Group also accesses professional markets funding by way of public and private debt issuances on an unsecured and secured basis. These debt issuance programmes are spread across multiple currencies and maturities to appeal to a broad range of investor types and preferences around the world. This market based funding supplements the Group’s structural liquidity needs and in some cases achieves certain capital objectives.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Funding sources
The table below shows the Group’s primary funding sources, excluding repurchase agreements.

	30 September 2011		30 June 2011		31 December 2010
	£m	%	£m	%	£m	%

Deposits by banks
- central banks	3,568	0.5	4,469	0.6	6,655	0.9
- derivative cash collateral	32,466	4.4	25,524	3.5	28,074	3.8
- other	42,336	5.8	41,580	5.6	31,322	4.3

	78,370	10.7	71,573	9.7	66,051	9.0

Debt securities in issue
- conduit asset backed commercial paper	11,783	1.6	12,894	1.7	17,320	2.3
- other commercial paper	8,680	1.2	9,475	1.3	8,915	1.2
- certificates of deposits	25,036	3.4	35,305	4.8	37,855	5.1
- medium-term notes (MTNs)	127,719	17.4	132,371	17.9	131,026	17.7
- covered bonds	8,541	1.2	6,972	0.9	4,100	0.6
- securitisations	12,752	1.7	16,780	2.3	19,156	2.6

	194,511	26.5	213,797	28.9	218,372	29.5
Subordinated liabilities	26,275	3.6	26,311	3.5	27,053	3.6

Debt securities in issue and subordinated liabilities	220,786	30.1	240,108	32.4	245,425	33.1

Wholesale funding	299,156	40.8	311,681	42.1	311,476	42.1

Customer deposits
- cash collateral	10,278	1.4	11,166	1.5	10,433	1.4
- other	423,382	57.8	417,537	56.4	418,166	56.5

Total customer deposits	433,660	59.2	428,703	57.9	428,599	57.9

Total funding	732,816	100.0	740,384	100.0	740,075	100.0

	30 September 2011	30 June 2011	31 December 2010
	£bn	£bn	£bn

Short-term wholesale funding	173.8	173.5	157.5
Of which - bank deposits	74.0	67.0	62.5
- other	99.8	106.5	95.0

Short-term wholesale funding excluding derivative collateral	141.3	148.0	129.4
Of which - bank deposits	41.5	41.5	34.4
- other	99.8	106.5	95.0

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk: Funding sources (continued)

Key points
•
Customer deposits increased by £5.0 billion during the quarter from £428.7 billion to £433.7 billion, driven by growth in retail and corporate deposits. Customer deposits as a proportion of total funding increased slightly to 59.2% at 30 September 2011 compared with 57.9% at 30 June 2011 and 31 December 2010.

•	The proportion of funding from customer deposits excluding cash collateral increased slightly to 57.8% from 56.4% at 30 June 2011 and 56.5% at 31 December 2010.

•
Short-term wholesale funding excluding derivative collateral and bank deposits reduced in Q3 2011 to £99.8 billion compared with £106.5 billion at the half year. Term debt maturing within one year amounts to £54.6 billion (including £40 billion relating to the UK Credit Guarantee Scheme (CGS)) of which, £20.1 billion matures in Q4 2011.

The table below shows the Group’s debt securities in issue and subordinated liabilities by remaining maturity.

	Conduit asset backed commercial paper	Other CP and CDs	MTNs	Covered bonds	Securitisations	Total	Subordinated liabilities	Total
	£m	£m	£m	£m	£m	£m	£m	£m	%

30 September 2011
Less than 1 year	11,783	32,914	54,622	-	43	99,362	400	99,762	45.2
1-3 years	-	795	28,456	2,800	26	32,077	2,045	34,122	15.5
3-5 years	-	2	18,049	3,037	33	21,121	8,265	29,386	13.3
More than 5 years	-	5	26,592	2,704	12,650	41,951	15,565	57,516	26.0

	11,783	33,716	127,719	8,541	12,752	194,511	26,275	220,786	100.0

30 June 2011
Less than 1 year	12,894	43,974	49,174	-	43	106,085	399	106,484	44.3
1-3 years	-	788	33,366	1,114	18	35,286	1,962	37,248	15.6
3-5 years	-	13	19,028	3,154	33	22,228	8,316	30,544	12.7
More than 5 years	-	5	30,803	2,704	16,686	50,198	15,634	65,832	27.4

	12,894	44,780	132,371	6,972	16,780	213,797	26,311	240,108	100.0

31 December 2010
Less than 1 year	17,320	46,051	30,589	-	88	94,048	964	95,012	38.7
1-3 years	-	702	47,357	1,078	12	49,149	754	49,903	20.3
3-5 years	-	12	21,466	1,294	34	22,806	8,476	31,282	12.8
More than 5 years	-	5	31,614	1,728	19,022	52,369	16,859	69,228	28.2

	17,320	46,770	131,026	4,100	19,156	218,372	27,053	245,425	100.0

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk: Funding sources (continued)

Long-term debt issuances
The table below shows debt securities issued by the Group with an original maturity of one year or more. The Group also executes other long-term funding arrangements (predominately term repos) which are not reflected in the following tables.

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Public
- unsecured	-	1,808	6,254	5,085	12,112
- secured	1,721	2,211	5,286	6,584	6,316
Private
- unsecured	3,255	3,997	6,299	11,503	12,827

Gross issuance	4,976	8,016	17,839	23,172	31,255

The table below shows the original maturity of public long-term debt securities issued in the nine months ended 30 September 2011 and 2010.

	2-3 years	3-5years	5-10 years	> 10 years	Total
Nine months ended 30 September 2011	£m	£m	£m	£m	£m

MTNs	904	1,407	1,839	935	5,085
Covered bonds	-	1,721	2,652	-	4,373
Securitisations	-	-	-	2,211	2,211

	904	3,128	4,491	3,146	11,669

% of total	8%	27%	38%	27%	100%

Nine months ended 30 September 2010

MTNs	1,445	1,541	6,393	2,733	12,112
Covered bonds	-	1,030	1,244	-	2,274
Securitisations	-	-	-	4,042	4,042

	1,445	2,571	7,637	6,775	18,428

% of total	8%	14%	41%	37%	100%

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk: Funding sources (continued)

Long-term debt issuance (continued)
The table below shows the currency breakdown of public and private long-term debt securities issued in the nine months ended 30 September 2011 and 2010.

	GBP	EUR	USD	AUD	Other	Total
Nine months ended 30 September 2011	£m	£m	£m	£m	£m	£m

Public
- MTNs	-	1,808	2,181	1,096	-	5,085
- covered bonds	-	4,373	-	-	-	4,373
- securitisations	258	1,293	660	-	-	2,211
Private	2,193	3,513	2,996	280	2,521	11,503

	2,451	10,987	5,837	1,376	2,521	23,172

% of total	11%	47%	25%	6%	11%	100%

Nine months ended 30 September 2010

Public
- MTNs	1,260	3,969	5,131	1,040	712	12,112
- covered bonds	-	2,274	-	-	-	2,274
- securitisations	663	1,629	1,750	-	-	4,042
Private	1,926	7,671	1,683	106	1,441	12,827

	3,849	15,543	8,564	1,146	2,153	31,255

% of total	12%	50%	27%	4%	7%	100%

Key points
•
Despite the difficult economic environment gross term issuances in Q3 2011 were £5.0 billion, including €2.0 billion of covered bonds issued publicly. The Group has executed £3.5 billion of securitisation transactions in October 2011, and continues to access markets as opportunities arise.

•	The Group has continued to diversify its funding mix with 47% of issuance denominated in euros, 25% in US dollars and 28% in other currencies.

•	The Group has already met its full year target for long-term debt issuance of £23 billion.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Liquidity portfolio
The table below shows the composition of the Group’s liquidity portfolio.

	30 September 2011	30 June 2011	31 December 2010
Liquidity portfolio	£m	£m	£m

Cash and balances at central banks	76,833	59,010	53,661
Treasury bills	4,037	8,600	14,529
Central and local government bonds (1)
- AAA rated governments and US agencies	29,850	47,999	41,435
- AA- to AA+ rated governments (2)	18,077	1,399	3,744
- governments rated below AA	700	836	1,029
- local government	4,700	4,881	5,672

	53,327	55,115	51,880
Unencumbered collateral (3)
- AAA rated	24,186	18,335	17,836
- below AAA rated and other high quality assets	11,444	13,493	16,693

	35,630	31,828	34,529

Total liquidity portfolio	169,827	154,553	154,599

Notes:
(1)	Includes FSA eligible government bonds of £36.8 billion at 30 September 2011 (30 June 2011 - £34.5 billion; 31 December 2010 - £34.7 billion).
(2)
Includes AAA rated US government guaranteed and US government sponsored agencies. The US government was downgraded from AAA to AA+ by S&P on 5 August 2011 and its debt securities carry a split credit rating; these securities are reflected here.

(3)	Includes secured assets eligible for discounting at central banks, comprising loans and advances and debt securities.

Key points
•
The Group’s liquidity portfolio was £169.8 billion, an increase of £15.3 billion from 30 June 2011 and £15.2 billion from 31 December 2010, mainly due to an increase in cash at central banks. The Group strengthened its liquidity portfolio in response to the ongoing stress in global financial markets which worsened during Q3 2011.

•	The strategic target of £150 billion is unchanged.

•	The liquidity portfolio is actively managed and as such its composition varies over time in accordance with factors such as changing external market conditions.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Net stable funding
The table below shows the Group’s net stable funding ratio (NSFR) estimated by applying the Basel III guidance issued in December 2010; the Group is aiming to meet the minimum required NSFR of 100% over the longer term. This measure seeks to show the proportion of structural term assets which are funded by stable funding including customer deposits, long-term wholesale funding and equity. The Group’s NSFR will continue to be refined over time in line with regulatory developments.

	30 September 2011		30 June 2011		31 December 2010
		ASF (1)		ASF (1)		ASF (1)	Weighting
	£bn	£bn	£bn	£bn	£bn	£bn	%

Equity	79	79	76	76	77	77	100
Wholesale funding > 1 year	125	125	138	138	154	154	100
Wholesale funding < 1 year	174	-	174	-	157	-	-
Derivatives	562	-	388	-	424	-	-
Repurchase agreements	132	-	124	-	115	-	-
Deposits
- Retail and SME - more stable	170	153	168	151	172	155	90
- Retail and SME - less stable	25	20	25	20	51	41	80
- Other	239	120	236	118	206	103	50
Other (2)	102	-	117	-	98	-	-

Total liabilities and equity	1,608	497	1,446	503	1,454	530

Cash	78	-	64	-	57	-	-
Inter-bank lending	53	-	53	-	58	-	-
Debt securities > 1 year
- central and local governments AAA to AA-	84	4	87	4	89	4	5
- other eligible bonds	75	15	85	17	75	15	20
- other bonds	17	17	19	19	10	10	100
Debt securities < 1 year	54	-	53	-	43	-	-
Derivatives	572	-	395	-	427	-	-
Reverse repurchase agreements	102	-	98	-	95	-	-
Customer loans and advances > 1 year
- residential mortgages	144	94	145	94	145	94	65
- other	176	176	182	182	211	211	100
Customer loans and advances < 1 year
- retail loans	20	17	20	17	22	19	85
- other	146	73	143	72	125	63	50
Other (3)	87	87	102	102	97	97	100

Total assets	1,608	483	1,446	507	1,454	513

Undrawn commitments	245	12	250	13	267	13	5

Total assets and undrawn commitments	1,853	495	1,696	520	1,721	526

Net stable funding ratio		100%		97%		101%

Notes:
(1)	Available stable funding.
(2)	Deferred tax, insurance liabilities and other liabilities.
(3)	Prepayments, accrued income, deferred tax and other assets.

Key point
•	The Group’s net stable funding ratio improved to 100% during Q3 2011 from 97% mainly as a result of increased deposits and the reduction in GBM and Non-Core assets.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Loan deposit ratio and funding gap
The table below shows quarterly trends in the loan to deposit ratio and customer funding gap.

	Loan to deposit ratio (1)		Customer funding gap
	Group	Core	Group
	%	%	£bn

30 September 2011	112	95	52
30 June 2011	114	96	61
31 March 2011	115	96	66
31 December 2010	117	96	74
30 September 2010	126	101	107

Note:
(1)	Loans are net of provisions.

Key points
•
The Group’s loan to deposit ratio improved by 500 basis points to 112% in the nine months to 30 September 2011, including a 200 basis points improvement in Q3 2011. The customer funding gap narrowed by £22 billion in the nine months to 30 September 2011, including a £9 billion reduction in Q3 2011, primarily due to the reduction in Non-Core customer loans and an increase in customer deposits.

•	The loan to deposit ratio for the Group’s Core business improved by 100 basis points during Q3 2011.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Sensitivity of net interest income
The Group seeks to mitigate the effect of prospective interest rate movements which could reduce future net interest income through its management of interest rate risk in the Group’s businesses, whilst balancing the cost of such activities on the current net revenue stream. Hedging activities also consider the impact on market value sensitivity under stress.

The following table shows the sensitivity of net interest income over the next twelve months to an immediate up and down 100 basis points change to all interest rates. In addition, the table includes the impact of a gradual 400 basis point steepening and a gradual 300 basis point flattening of the yield curve at tenors greater than a year.
	30 September 2011 £m	30 June 2011 £m

+ 100bp shift in yield curves	188	319
– 100bp shift in yield curves	(74)	(141)
Bear steepener	487	417
Bull flattener	(248)	(309)

Key points
•
The Group’s interest rate exposure remains slightly asset sensitive driven in part by changes to underlying business assumptions as rates rise. The impact of the steepening and flattening scenarios is largely driven by the investment of net free reserves.

•
The reported sensitivity will vary over time due to a number of factors such as changing market conditions and strategic changes to the balance sheet mix and should not therefore be considered predictive of future performance.

Risk and balance sheet management (continued)

Risk management: Credit risk
Credit risk is the risk of financial loss due to the failure of customers or counterparties to meet payment obligations. The quantum and nature of credit risk assumed across the Group’s different businesses varies considerably, while the overall credit risk outcome usually exhibits a high degree of correlation with the macroeconomic environment.

Loans and advances to customers by industry and geography
The table below shows loans and advances to customers excluding reverse repos and assets of disposal groups. All assets, including loans, of businesses held for disposal are included as one line on the balance sheet, as required by IFRS.

	30 September 2011			30 June 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	8,097	1,507	9,604	6,574	1,507	8,081	6,781	1,671	8,452
Finance	48,094	4,884	52,978	47,545	5,038	52,583	46,910	7,651	54,561
Residential mortgages	143,941	5,319	149,260	144,400	5,509	149,909	140,359	6,142	146,501
Personal lending	32,152	2,810	34,962	32,224	3,229	35,453	33,581	3,891	37,472
Property	44,072	40,628	84,700	44,539	42,862	87,401	42,455	47,651	90,106
Construction	7,992	3,062	11,054	8,525	3,070	11,595	8,680	3,352	12,032
Manufacturing	24,816	5,233	30,049	24,068	6,293	30,361	25,797	6,520	32,317
Service industries and business activities
- retail, wholesale and repairs	22,207	2,427	24,634	22,123	2,598	24,721	21,974	3,191	25,165
- transport and storage	16,236	6,009	22,245	15,243	6,449	21,692	15,946	8,195	24,141
- health, education and recreation	16,224	1,515	17,739	16,707	1,547	18,254	17,456	1,865	19,321
- hotels and restaurants	7,841	1,358	9,199	8,028	1,452	9,480	8,189	1,492	9,681
- utilities	8,212	1,725	9,937	7,487	2,010	9,497	7,098	2,110	9,208
- other	24,744	4,479	29,223	25,128	4,966	30,094	24,464	5,530	29,994
Agriculture, forestry and fishing	3,767	135	3,902	3,791	123	3,914	3,758	135	3,893
Finance leases and installment credit	8,404	7,467	15,871	8,353	7,920	16,273	8,321	8,529	16,850
Interest accruals	661	152	813	715	176	891	831	278	1,109

Gross loans	417,460	88,710	506,170	415,450	94,749	510,199	412,600	108,203	520,803
Loan impairment provisions	(8,748)	(11,849)	(20,597)	(8,621)	(12,006)	(20,627)	(7,740)	(10,315)	(18,055)

Net loans	408,712	76,861	485,573	406,829	82,743	489,572	404,860	97,888	502,748

Key point
•
Gross loans decreased by £4.0 billion in Q3 2011, across most sectors, including £2.7 billion in property, £0.5 billion in construction, £0.3 billion in manufacturing, £0.3 billion in hotels and restaurants reflecting run-offs, continued de-risking as well as subdued credit demand.

Risk and balance sheet management (continued)

Risk management: Credit risk: REIL
The table below analyses the Group's risk elements in lending (REIL) which do not take account of the value of any security held that could reduce the eventual loss should it occur, nor of any provisions. REIL is split into UK and overseas, based on the location of the lending office.

	30 September 2011			30 June 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Impaired loans (1)
- UK	9,222	7,471	16,693	9,229	7,812	17,041	8,575	7,835	16,410
- Overseas	6,695	16,274	22,969	6,326	16,268	22,594	4,936	14,355	19,291

	15,917	23,745	39,662	15,555	24,080	39,635	13,511	22,190	35,701

Accruing loans past due 90 days or more (2)
- UK	1,648	580	2,228	1,487	583	2,070	1,434	939	2,373
- Overseas	580	256	836	415	230	645	262	262	524

	2,228	836	3,064	1,902	813	2,715	1,696	1,201	2,897

Total REIL	18,145	24,581	42,726	17,457	24,893	42,350	15,207	23,391	38,598

REIL as a % of gross loans and advances (3)	4.3%	27.4%	8.4%	4.2%	26.1%	8.3%	3.7%	20.7%	7.3%
Provisions as a % of REIL	49%	48%	49%	50%	48%	49%	52%	44%	47%

Notes:
(1)	All loans against which an impairment provision is held.
(2)	Loans where an impairment event has taken place but no impairment provision recognised. This category is used for fully collateralised non-revolving credit facilities.
(3)	Gross loans and advances to customers include assets of disposal groups and exclude repos.

Key points
•
REIL increased marginally by £0.4 billion in Q3 2011, driven by an increase in mortgage and corporate defaults in Core Ulster Bank. REIL increased by £4.1 billion in 2011 mainly due to an increase in commercial real estate REIL in the first half of 2011.

•
There were decreases in Retail & Commercial (from 49% to 48%) and GBM (from 66% to 57%) provision coverage ratios whilst Non-Core coverage ratio was broadly flat at 48% compared with the position at 30 June 2011. Group provision coverage ratio was unchanged at 49%.

•	REIL as a percentage of loans and advances now stands at 27.4% for Non-Core and 4.3% for Core, increasing from 26.1% and 4.2% respectively at 30 June 2011.

For sector, geography and divisional analysis of loans, REIL and impairments, refer to Appendix 2.

Risk and balance sheet management (continued)

Risk management: Credit risk: REIL (continued)
The table below details the movement in REIL for the nine months ended 30 September 2011.

	Impaired loans			Other loans (1)			REIL
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2011	13,511	22,190	35,701	1,696	1,201	2,897	15,207	23,391	38,598
Intra-group transfers	300	(300)	-	81	(81)	-	381	(381)	-
Currency translation and other adjustments	165	462	627	14	12	26	179	474	653
Additions	4,249	5,383	9,632	1,362	577	1,939	5,611	5,960	11,571
Transfers	403	284	687	(245)	(225)	(470)	158	59	217
Disposals, repayments and restructurings	(2,055)	(3,027)	(5,082)	(1,006)	(671)	(1,677)	(3,061)	(3,698)	(6,759)
Amounts written-off	(1,018)	(912)	(1,930)	-	-	-	(1,018)	(912)	(1,930)

At 30 June 2011	15,555	24,080	39,635	1,902	813	2,715	17,457	24,893	42,350
Currency translation and other adjustments	(165)	(629)	(794)	(19)	(15)	(34)	(184)	(644)	(828)
Additions	2,012	1,527	3,539	781	250	1,031	2,793	1,777	4,570
Transfers	(3)	28	25	28	(10)	18	25	18	43
Disposals, repayments and restructurings	(889)	(764)	(1,653)	(464)	(202)	(666)	(1,353)	(966)	(2,319)
Amounts written-off	(593)	(497)	(1,090)	-	-	-	(593)	(497)	(1,090)

At 30 September 2011	15,917	23,745	39,662	2,228	836	3,064	18,145	24,581	42,726

	Impaired loans			Other loans (1)			REIL
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2011	13,511	22,190	35,701	1,696	1,201	2,897	15,207	23,391	38,598
Intra-group transfers	300	(300)	-	81	(81)	-	381	(381)	-
Currency translation and other adjustments	-	(167)	(167)	(5)	(3)	(8)	(5)	(170)	(175)
Additions	6,261	6,910	13,171	2,143	827	2,970	8,404	7,737	16,141
Transfers	400	312	712	(217)	(235)	(452)	183	77	260
Disposals, repayments and restructurings	(2,944)	(3,791)	(6,735)	(1,470)	(873)	(2,343)	(4,414)	(4,664)	(9,078)
Amounts written-off	(1,611)	(1,409)	(3,020)	-	-	-	(1,611)	(1,409)	(3,020)

At 30 September 2011	15,917	23,745	39,662	2,228	836	3,064	18,145	24,581	42,726

Note:
(1)	Accruing loans past due 90 days or more (also see page 114).

Key point
•	Disposals and restructurings include £1,685 million of transfers to the performing book in the nine months ended September 2011 including £120 million in Q3 2011.

Risk and balance sheet management (continued)

Risk management: Credit risk: Impairment provisions

Movement in loan impairment provisions
The following tables show the movement in impairment provisions for loans and advances to banks and customers.

	Quarter ended
	30 September 2011			30 June 2011				30 September 2010
	Core	Non- Core	Total	Core	Non- Core	RFS MI	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	8,752	12,007	20,759	8,416	10,842	-	19,258	7,633	8,533	16,166
Transfers to disposal groups	-	-	-	-	9	-	9	-	-	-
Intra-group transfers	-	-	-	-	-	-	-	(351)	351	-
Currency translation and other adjustments	(90)	(285)	(375)	33	145	-	178	116	175	291
Disposals	-	-	-	-	-	11	11	-	-	-
Amounts written-off	(593)	(497)	(1,090)	(504)	(474)	-	(978)	(416)	(329)	(745)
Recoveries of amounts previously written-off	39	55	94	41	126	-	167	80	85	165
Charge to income statement
- continued	817	635	1,452	810	1,427	-	2,237	779	1,129	1,908
- discontinued	-	-	-	-	-	(11)	(11)	-	-	-
Unwind of discount	(52)	(65)	(117)	(44)	(68)	-	(112)	(50)	(65)	(115)

At end of period	8,873	11,850	20,723	8,752	12,007	-	20,759	7,791	9,879	17,670

	Nine months ended
	30 September 2011				30 September 2010
	Core	Non- Core	RFS MI	Total	Core	Non- Core	RFS MI	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	7,866	10,316	-	18,182	6,921	8,252	2,110	17,283
Transfers to disposal groups	-	-	-	-	-	(67)	-	(67)
Intra-group transfers	177	(177)	-	-	(351)	351	-	-
Currency translation and other adjustments	(1)	(45)	-	(46)	(163)	294	-	131
Disposals	-	-	11	11	-	(17)	(2,149)	(2,166)
Amounts written-off	(1,611)	(1,409)	-	(3,020)	(1,479)	(3,047)	-	(4,526)
Recoveries of amounts previously written-off	119	261	-	380	184	131	-	315
Charge to income statement
- continued	2,479	3,108	-	5,587	2,825	4,164	-	6,989
- discontinued	-	-	(11)	(11)	-	-	39	39
Unwind of discount	(156)	(204)	-	(360)	(146)	(182)	-	(328)

At end of period	8,873	11,850	-	20,723	7,791	9,879	-	17,670

Risk and balance sheet management (continued)

Risk management: Credit risk: Impairment provisions (continued)

Movement in loan impairment provisions (continued)

Key points
•
Overall the Q3 2011 impairment charge of £1.5 billion was £0.8 billion or 35% lower than the Q2 2011 charge as the latter reflected the impact of the re-assessment of Ulster Bank’s Non-Core development land collateral values.

•	The year-to-date charge for 2011 of £5.6 billion was £1.5 billion lower than 2010, with reductions in both Core (£0.3 billion) and Non-Core (£1.1 billion).

•	The Group impairment charge as a percentage of loans and advances was 20 basis points lower at 1.5% in 2011 compared with 2010.

•	The loan impairment provision was broadly unchanged at £20.7 billion.

The following table analyses impairment provisions in respect of loans and advances to banks and customers.

	30 September 2011			30 June 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Latent loss	1,516	751	2,267	1,568	786	2,354	1,653	997	2,650
Collectively assessed	4,675	1,114	5,789	4,510	1,100	5,610	4,139	1,157	5,296
Individually assessed	2,557	9,984	12,541	2,543	10,120	12,663	1,948	8,161	10,109

Customer loans	8,748	11,849	20,597	8,621	12,006	20,627	7,740	10,315	18,055
Bank loans	125	1	126	131	1	132	126	1	127

Total provisions	8,873	11,850	20,723	8,752	12,007	20,759	7,866	10,316	18,182

% of loans (1)	2.1%	13.2%	4.1%	2.1%	12.6%	4.0%	1.9%	9.1%	3.4%

Note:
(1)	Customer provisions as a percentage of gross loans and advances to customers including assets of disposal groups and excluding reverse repos.

Risk and balance sheet management (continued)

Risk management: Credit risk: Impairment charge
The following table analyses the impairment charge for loans and securities.

	Quarter ended
	30 September 2011			30 June 2011			30 September 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Latent loss	(33)	(27)	(60)	(16)	(172)	(188)	132	(92)	40
Collectively assessed	548	141	689	465	126	591	450	298	748
Individually assessed	302	521	823	361	1,473	1,834	197	923	1,120

Customer loans	817	635	1,452	810	1,427	2,237	779	1,129	1,908
Securities - sovereign debt impairment and related interest rate hedge adjustments	202	-	202	842	-	842	-	-	-
Securities - other	37	47	84	43	(16)	27	3	42	45

Charge to income statement	1,056	682	1,738	1,695	1,411	3,106	782	1,171	1,953

Charge relating to customer loans as a % of gross customer loans (1)	0.8%	2.8%	1.1%	0.8%	6.0%	1.8%	0.7%	3.9%	1.4%

	Nine months ended
	30 September 2011			30 September 2010
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Latent loss	(165)	(190)	(355)	63	(68)	(5)
Collectively assessed	1,597	403	2,000	1,699	642	2,341
Individually assessed	1,047	2,895	3,942	1,063	3,590	4,653

Customer loans	2,479	3,108	5,587	2,825	4,164	6,989
Securities - sovereign debt impairment and related interest rate hedge adjustments	1,044	-	1,044	-	-	-
Securities - other	100	60	160	25	101	126

Charge to income statement	3,623	3,168	6,791	2,850	4,265	7,115

Charge relating to customer loans as a % of gross customer loans (1)	0.8%	4.6%	1.5%	0.9%	4.7%	1.7%

Note:
(1)	Customer loan impairment charge as a percentage of gross loans and advances to customers including assets of disposal groups and excluding reverse repos.

Risk and balance sheet management (continued)

Risk management: Credit risk: Impairment charge (continued)

Key points
•	The £60 million latent loss release in Q3 2011 reflects improving trends in US Retail & Commercial performing book metrics (Core and Non-Core).

•
Collectively assessed impairments increased primarily within US Retail & Commercial’s home equity and corporate portfolios as well as in Ulster Bank, the latter driven by deteriorating mortgage credit metrics.

•	The £1.0 billion decrease in individually assessed impairments in Q3 2011 principally reflects higher impairments booked in Q2 2011 relating to Ulster Bank’s development land portfolio in Non-Core.

•	Sovereign debt impairments in Q3 2011 reflect further declines in the market value of AFS Greek sovereign bonds.

Debt securities
The table below analyses debt securities by issuer and measurement classification. The categorisation of debt securities has been revised to include asset-backed securities (ABS) by class of issuer. The main changes are to US Central and local government which now includes US federal agencies and Financial institutions which now includes US government sponsored agencies and securitisation entities. 2010 data are presented on the revised basis.

	Central and local government			Banks	Other financial institutions	Corporate	Total	Of which ABS
	UK	US	Other
	£m	£m	£m	£m	£m	£m	£m	£m

30 September 2011
Held-for-trading (HFT)	8,434	20,120	47,621	4,216	27,511	4,666	112,568	24,123
Designated as at fair value	1	-	140	4	7	10	162	1
Available-for-sale	13,328	20,032	28,976	17,268	28,463	2,334	110,401	41,091
Loans and receivables	10	-	-	274	5,764	478	6,526	5,447

	21,773	40,152	76,737	21,762	61,745	7,488	229,657	70,662

Of which US agencies	-	5,311	-	-	27,931	-	33,242	30,272

Short positions (HFT)	(2,896)	(12,763)	(21,484)	(2,043)	(4,437)	(1,680)	(45,303)	(895)

Available-for-sale
Gross unrealised gains	1,090	1,240	1,331	310	1,117	81	5,169	1,242
Gross unrealised losses	-	-	(989)	(1,039)	(2,371)	(24)	(4,423)	(3,114)

Risk and balance sheet management (continued)

Risk management: Credit risk: Debt securities (continued)

	Central and local government			Banks	Other financial institutions	Corporate	Total	Of which ABS
	UK	US	Other
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m

Held-for-trading	5,097	15,648	42,828	5,486	23,711	6,099	98,869	21,988
Designated as at fair value	1	117	262	4	8	10	402	119
Available-for-sale	8,377	22,244	32,865	16,982	29,148	1,514	111,130	42,515
Loans and receivables	11	-	-	1	6,686	381	7,079	6,203

	13,486	38,009	75,955	22,473	59,553	8,004	217,480	70,825

Of which US agencies	-	6,811	-	-	21,686	-	28,497	25,375

Short positions (HFT)	(4,200)	(10,943)	(18,913)	(1,844)	(3,356)	(1,761)	(41,017)	(1,335)

Available-for-sale
Gross unrealised gains	349	525	700	143	827	51	2,595	1,057
Gross unrealised losses	(10)	(2)	(618)	(786)	(2,626)	(55)	(4,097)	(3,396)

Key points
•	Held-for-trading bonds increased by £13.7 billion of which £12.6 billion relates to government bonds (principally G10).

•	Whilst the Group’s AFS portfolio decreased by £0.7 billion, UK government bonds increased by £5.0 billion, principally in the Group’s liquidity portfolio.

The table below analyses debt securities by issuer and external ratings; ratings are based on the lowest of S&P, Moody’s and Fitch.

	Central and local government			Banks	Other financial institutions	Corporate	Total	% of total	Of which ABS
	UK	US	Other
30 September 2011	£m	£m	£m	£m	£m	£m	£m		£m

AAA	21,773	27	43,712	9,363	14,120	553	89,548	39	18,771
AA to AA+	-	40,094	4,247	4,279	31,785	661	81,066	35	35,954
A to AA-	-	9	25,043	5,087	4,783	1,894	36,816	16	5,670
BBB- to A-	-	-	2,460	2,032	3,873	2,104	10,469	5	4,431
Non-investment grade	-	-	1,242	709	5,242	1,778	8,971	4	4,619
Unrated	-	22	33	292	1,942	498	2,787	1	1,217

	21,773	40,152	76,737	21,762	61,745	7,488	229,657	100	70,662

31 December 2010

AAA	13,486	38,009	44,123	10,704	39,388	878	146,588	67	51,235
AA to AA+	-	-	18,025	3,511	6,023	616	28,175	13	6,335
A to AA-	-	-	9,138	4,926	2,656	1,155	17,875	8	3,244
BBB- to A-	-	-	2,845	1,324	3,412	2,005	9,586	5	3,385
Non-investment grade	-	-	1,770	1,528	5,522	2,425	11,245	5	4,923
Unrated	-	-	54	480	2,552	925	4,011	2	1,703

	13,486	38,009	75,955	22,473	59,553	8,004	217,480	100	70,825

Risk and balance sheet management (continued)

Risk management: Credit risk: Debt securities (continued)

Key points
•	The decrease in AAA rated debt securities relates to the downgrading of US government and agencies to AA+ by S&P in August 2011.

•	The proportion of debt securities rated A to AA- increased to 16%, principally reflecting the Japanese government downgrade in January 2011.

•	Non-investment grade and unrated debt securities now account for 5% of the debt securities portfolio down from 7% at the start of the year.

Asset-backed securities

	RMBS (1)
	Government sponsored or similar (2)	Prime	Non- conforming	Sub- prime	MBS covered bond	CMBS (3)	CDOs (4)	CLOs (5)	Other ABS (6)	Total
30 September 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AAA	4,391	4,152	1,509	144	3,462	893	194	2,198	1,828	18,771
AA to AA+	31,037	117	111	97	1,162	839	125	1,496	970	35,954
A to AA-	137	603	124	175	1,680	1,326	166	569	890	5,670
BBB- to A-	-	147	295	59	1,553	383	92	601	1,301	4,431
Non-investment grade	-	768	676	486	-	327	1,516	170	676	4,619
Unrated	-	146	47	213	-	67	134	331	279	1,217

	35,565	5,933	2,762	1,174	7,857	3,835	2,227	5,365	5,944	70,662

Of which in Non-Core	-	269	463	276	-	1,158	1,953	4,698	1,976	10,793

31 December 2010

AAA	28,835	4,355	1,754	317	7,107	2,789	444	2,490	3,144	51,235
AA to AA+	1,529	147	144	116	357	392	567	1,786	1,297	6,335
A to AA-	-	67	60	212	408	973	296	343	885	3,244
BBB- to A-	-	82	316	39	-	500	203	527	1,718	3,385
Non-investment grade	-	900	809	458	-	296	1,863	332	265	4,923
Unrated	-	196	52	76	-	-	85	596	698	1,703

	30,364	5,747	3,135	1,218	7,872	4,950	3,458	6,074	8,007	70,825

Notes:
(1)	Residential mortgage-backed securities.
(2)	Includes US agency and Dutch government guaranteed securities.
(3)	Commercial mortgage-backed securities.
(4)	Collateralised debt obligations.
(5)	Collateralised loan obligations.
(6)	Other ABS includes £1.4 billion (31 December 2010 - £1.9 billion) of covered bonds.

For analyses of ABS by geography and measurement classification, refer to Appendix 2.

Risk and balance sheet management (continued)

Risk management: Credit risk: Available-for-sale debt securities and reserves
The table below analyses available-for-sale (AFS) debt securities by issuer and related AFS reserves, gross and net of tax, for countries exceeding £0.5 billion, together with the total in aggregate of those individually less than £0.5 billion.

	30 September 2011							31 December 2010
	Central and local government	Banks	Other financial institutions	Corporate	Total	Of which ABS	AFS reserves (gross)	Central and local government	Banks	Other financial institutions	Corporate	Total	Of which ABS	AFS reserves (gross)
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

US	20,032	394	16,710	169	37,305	19,907	523	22,244	704	15,973	65	38,986	20,872	(304)
UK	13,328	4,053	996	891	19,268	3,830	589	8,377	4,297	1,662	438	14,774	4,002	158
Germany	11,084	1,518	109	99	12,810	1,083	416	10,648	1,291	386	219	12,544	1,360	(39)
Netherlands	2,749	1,357	6,163	201	10,470	6,892	(8)	3,469	984	6,238	264	10,955	6,773	(164)
Spain	81	5,131	1,632	8	6,852	6,724	(1,408)	88	5,264	1,657	9	7,018	6,773	(1,277)
France	4,605	988	561	247	6,401	639	52	5,912	774	630	71	7,387	575	19
Japan	3,575	-	-	6	3,581	-	1	4,354	-	80	2	4,436	-	-
Australia	-	1,834	262	289	2,385	495	(17)	-	1,659	320	93	2,072	486	(33)
MDBs (1)	-	-	1,112	-	1,112	-	37	-	-	912	-	912	-	30
Italy	852	168	55	6	1,081	221	(215)	906	198	54	15	1,173	243	(115)
Singapore	732	180	20	-	932	-	-	649	189	20	-	858	-	-
Belgium	771	39	-	3	813	34	(91)	763	39	-	1	803	34	(53)
India	627	176	-	-	803	-	(6)	548	139	-	-	687	-	2
Hong Kong	641	-	-	-	641	-	-	905	8	-	-	913	-	-
Denmark	433	183	-	-	616	-	-	629	172	-	-	801	-	2
Austria	296	61	105	140	602	156	(40)	274	67	4	131	476	51	(26)
Sweden	39	379	141	26	585	250	1	30	288	131	15	464	269	1
Switzerland	323	228	-	7	558	-	1	657	148	-	8	813	-	11
Greece	532	-	-	-	532	-	-	895	-	-	-	895	-	(694)
Republic of Ireland	115	176	1	91	383	151	(83)	104	435	62	88	689	177	(99)
South Korea	138	-	86	-	224	86	-	261	-	429	-	690	429	(1)
< £0.5bn	1,383	403	510	151	2,447	623	(142)	1,773	326	590	95	2,784	471	(123)

	62,336	17,268	28,463	2,334	110,401	41,091	(390)	63,486	16,982	29,148	1,514	111,130	42,515	(2,705)

Tax on AFS reserves							11							644

AFS reserves net of tax							(379)							(2,061)
(1)	Represents multilateral development banks and other supranational organisations.

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives
The Group's derivative assets by internal grading scale and residual maturity are analysed below. Master netting arrangements in respect of mark-to-market (mtm) positions and collateral shown below do not result in a net presentation in the Group’s balance sheet under IFRS.

		30 September 2011						30 June 2011 Total	31 December 2010 Total
Asset quality	Probability of default range	0-3 months	3-6 months	6-12 months	1-5 years	Over 5 years	Total
		£m	£m	£m	£m	£m	£m	£m	£m

AQ1	0% - 0.034%	41,121	13,820	19,858	137,585	304,713	517,097	357,031	408,489
AQ2	0.034% - 0.048%	591	116	347	2,016	4,195	7,265	5,600	2,659
AQ3	0.048% - 0.095%	2,618	525	939	3,609	6,832	14,523	10,908	3,317
AQ4	0.095% - 0.381%	1,135	399	828	3,373	4,670	10,405	6,624	3,391
AQ5	0.381% - 1.076%	4,469	173	341	2,707	6,019	13,709	6,933	4,860
AQ6	1.076% - 2.153%	282	65	78	929	1,117	2,471	3,595	1,070
AQ7	2.153% - 6.089%	327	134	93	670	2,144	3,368	2,072	857
AQ8	6.089% - 17.222%	3	11	30	160	970	1,174	654	403
AQ9	17.222% - 100%	10	12	19	402	697	1,140	486	450
AQ10	100%	26	11	48	713	394	1,192	969	1,581

		50,582	15,266	22,581	152,164	331,751	572,344	394,872	427,077
Counterparty mtm netting							(473,256)	(323,455)	(330,397)
Cash collateral held against derivative exposures							(38,202)	(27,500)	(31,096)

Net exposure							60,886	43,917	65,584

At 30 September 2011, the Group also held collateral in the form of securities of £5.5 billion (30 June 2011 - £4.2 billion; 31 December 2010 - £2.9 billion) against derivative positions.

The table below analyses the fair value of the Group’s derivatives by type of contract.

	30 September 2011		30 June 2011		31 December 2010
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Contract type	£m	£m	£m	£m	£m	£m

Interest rate contracts	424,130	407,814	283,966	269,638	311,731	299,209
Exchange rate contracts	107,024	112,184	72,682	78,095	83,253	89,375
Credit derivatives	33,884	31,574	32,507	30,877	26,872	25,344
Equity and commodity contracts	7,306	10,218	5,717	9,199	5,221	10,039

	572,344	561,790	394,872	387,809	427,077	423,967

Key points

30 September 2011 compared with 30 June 2011
•
Net exposure, after taking account of position and collateral netting arrangements, increased significantly (up 39%) due to higher derivative fair values (see below) primarily reflecting economic uncertainty and the eurozone crisis.

•
Continued reductions in interest rates and the depreciation of sterling against the US dollar resulted in an increase in fair values of interest rate contracts. This was partially offset by the effect of the appreciation of sterling against the euro.  All major five and ten year interest rate indices (sterling, euro, and the US dollar), moved down, decreasing by approximately 74 to 84 and 90 to 116 basis points respectively.

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives (continued)

Key points (continued)

30 September 2011 compared with 30 June 2011 (continued)
•
Exchange rate contracts increased due to increased volume, trading fluctuations and the depreciation of sterling against the US dollar, as the majority of exchange rate contracts are US dollar denominated.

•	Credit derivative fair values increased due to widening credit spreads.

30 September 2011 compared with 31 December 2010
•
Net exposure, after taking account of position and collateral netting arrangements, reduced by 7%, despite an increase in derivative carrying values primarily due to increased use of netting arrangements.

•	Interest rate contracts increased due to continued reductions in interest rate yields. This was partially offset by the effect of marginal appreciation of sterling against the US dollar and the euro.

•	Exchange rate contracts increased due to trading fluctuations and movements in forward rates and volume.

•	Credit derivative fair values increased due to widening credit spreads.

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives (continued)
The Group’s exposures to monolines and CDPCs by credit rating are summarised below, ratings are based on the lower of S&P and Moody’s. All of these exposures are held within Non-Core.

Exposures to monoline insurers

	Notional: protected assets	Fair value: reference protected assets	Gross exposure	Credit valuation adjustment (CVA)	Hedges	Net exposure
	£m	£m	£m	£m	£m	£m

30 September 2011
A to AA-	5,411	4,735	676	259	-	417
Non-investment grade	7,098	3,684	3,414	2,568	70	776

	12,509	8,419	4,090	2,827	70	1,193

Of which:
CMBS	3,954	1,879	2,075	1,599
CDOs	988	156	832	619
CLOs	4,806	4,348	458	183
Other ABS	2,275	1,758	517	309
Other	486	278	208	117

	12,509	8,419	4,090	2,827

30 June 2011
A to AA-	5,547	4,936	611	166	-	445
Non-investment grade	7,079	4,047	3,032	2,155	68	809

	12,626	8,983	3,643	2,321	68	1,254

Of which:
CMBS	3,853	2,131	1,722	1,285
CDOs	1,086	230	856	596
CLOs	4,946	4,561	385	107
Other ABS	2,241	1,739	502	250
Other	500	322	178	83

	12,626	8,983	3,643	2,321

31 December 2010
A to AA-	6,336	5,503	833	272	-	561
Non-investment grade	8,555	5,365	3,190	2,171	71	948

	14,891	10,868	4,023	2,443	71	1,509

Of which:
CMBS	4,149	2,424	1,725	1,253
CDOs	1,133	256	877	593
CLOs	6,724	6,121	603	210
Other ABS	2,393	1,779	614	294
Other	492	288	204	93

	14,891	10,868	4,023	2,443

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives (continued)

Exposure to monoline insurers (continued)

Key points

30 September 2011 compared with 30 June 2011
•	The gross exposure, principally to monolines, increased reflecting the effect of credit spread on the underlying reference instruments and strengthening of the US dollar against sterling.

•	The increased CVA reflected the increase in exposure and the widened credit spreads of monoline insurers.

30 September 2011 compared with 31 December 2010
•	The increase in monoline CVA on a year-to-date basis was primarily attributable to wider monoline credit spreads.

Exposure to CPDCs
	Notional: protected assets	Fair value: reference protected assets	Gross exposure	Credit valuation adjustment	Net exposure
	£m	£m	£m	£m	£m

30 September 2011
AAA	211	209	2	-	2
A to AA-	640	614	26	15	11
Non-investment grade	19,294	17,507	1,787	902	885
Unrated	3,985	3,552	433	316	117

	24,130	21,882	2,248	1,233	1,015

30 June 2011
AAA	205	205	-	-	-
A to AA-	622	607	15	4	11
Non-investment grade	19,724	18,759	965	427	538
Unrated	3,927	3,712	215	101	114

	24,478	23,283	1,195	532	663

31 December 2010
AAA	213	212	1	-	1
A to AA-	644	629	15	4	11
Non-investment grade	20,066	19,050	1,016	401	615
Unrated	4,165	3,953	212	85	127

	25,088	23,844	1,244	490	754

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives (continued)

Exposure to CPDCs (continued)

Key points

30 September 2011 compared with 30 June 2011
•	The increase in gross exposure to CDPCs was mainly driven by wider credit spreads of the underlying reference loans and bonds coupled with the increase in the relative value of senior tranches.

•	CVA as a percentage of gross exposures increased from 45% to 55% principally reflecting higher CVA on certain CDPCs due to increased risks in the portfolio.

30 September 2011 compared with 31 December 2010
•
The year-to-date increase in the gross exposure to CDPCs mainly in Q3 2011, resulted from wider credit spreads of the underlying reference loans and bonds coupled with the increase in the relative value of senior tranches.

•	CVA as a percentage of gross exposures increased from 39% to 55%, as noted above.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk

Background
All country exposures are covered by the Group's country risk framework. This framework includes active management of portfolios either when these have been identified as exhibiting signs of stress, using the Group's country risk watch list process, or when it is otherwise considered appropriate. Granular portfolio reviews are undertaken to align country risk profiles to the Group’s country risk appetite in light of evolving economic and political developments. Accordingly, limit controls are tailored to the level of risk associated with each country.

Ongoing concern surrounding the most vulnerable eurozone economies has intensified the Group’s vigilance and controls. This involves frequent, comprehensive and detailed reviews of exposures to each of these countries, including increased prudence in counterparty monitoring which has led to several divestments and exposure reductions. In addition to Greece, Portugal and Ireland, the Group has recently brought Italy and Spain under tighter controls, and country limits are being set in response to these countries’ uncertain outlook.

Country events in North Africa and the Middle East, a tsunami plus nuclear disaster in Japan, and developments in the eurozone have placed crisis management on the daily agenda for country risk this year. Following on from sovereign related stress tests and a series of broad thematic reviews, a Group wide response plan has been prepared to position the Group against potential increased stress in the eurozone. The plan covers themes such as sovereign debt restructuring, various eurozone breakup scenarios and a re-examination of prospective financial sector support given ongoing public finance and political pressures.

The following tables show the Group’s exposure to countries at 30 September 2011, where the on-balance sheet exposure to counterparties incorporated in the country exceeded £1 billion and where the country had an external rating of A+ or below from S&P, Moody’s or Fitch, as well as selected other eurozone countries. The numbers are stated before taking into account the impact of mitigating action, such as collateral, insurance or guarantees that may have been taken to reduce or eliminate exposure to country risk events. Shipping related exposures are not included due to their multinational nature.

The following apply to the tables on pages 130 to 142:

Lending comprises loans and advances, gross of impairment provisions, to: central banks, including cash balances; other banks and financial institutions, incorporating overdraft and other short-term facilities; corporations, in large part loans and leases; and individuals, comprising mortgages, personal loans and credit card balances. Risk elements in lending (REIL) are included within lending and comprise impaired loans and loans where an impairment event has taken place.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk (continued)

Background (continued)
Debt securities comprise securities classified as available-for-sale (AFS), loans and receivables (LAR), held-for-trading (HFT) and designated as at fair value through profit or loss (DFV). All debt securities other than LAR securities are carried at fair value; LAR debt securities are carried at amortised cost less impairment. HFT debt securities are presented net of short positions per country. Impairment losses and exchange differences relating to AFS debt securities, together with interest are recognised in the income statement; other changes in the fair value of AFS securities are reported within AFS reserves.

Derivatives comprise the marked-to-market (mtm) value of such contracts after the effect of enforceable netting agreements, but gross of collateral. Repos comprise the marked-to-market value of counterparty exposure arising from repo transactions net of collateral.

Off balance sheet amounts comprise the sum of contingent liabilities, including guarantees, and committed undrawn facilities.

Credit default swaps (CDS): Under a CDS contract the buyer is protected in the event of the default of the reference entity by the seller. Fair value or mtm value of CDS represents the carrying value on the balance sheet. The mtm value of CDSs is included within derivatives against the counterparty of the credit derivative, as opposed to the reference entity.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk (continued)

Summary
	Lending
								Of which
30 September 2011	Central and local government £m	Central banks £m	Other banks £m	Other financial institutions £m	Corporate £m	Personal £m	Total lending £m	Core £m	Non-Core £m	Debt securities £m	Derivatives (gross of collateral) and repos £m	Contingent liabilities and commitments £m

Eurozone:
Ireland	54	2,235	49	542	19,574	19,606	42,060	31,549	10,511	900	2,354	3,340
Spain	10	3	554	90	6,599	380	7,636	3,505	4,131	6,497	2,521	1,990
Italy	-	76	420	472	2,057	25	3,050	1,437	1,613	1,180	2,331	3,168
Greece	7	10	1	32	381	14	445	325	120	707	335	71
Portugal	43	-	57	-	579	5	684	333	351	139	443	356
Other
- Germany	-	15,483	1,473	334	7,099	166	24,555	18,832	5,723	17,434	15,769	7,752
- Netherlands	2,257	7,393	642	1,896	5,540	21	17,749	15,003	2,746	11,729	11,290	14,536
- France	503	56	1,998	695	4,354	79	7,685	5,218	2,467	11,125	9,777	11,303
- Luxembourg	-	27	92	1,087	2,448	3	3,657	2,060	1,597	162	3,663	2,172
- Belgium	226	13	384	399	800	20	1,842	1,273	569	920	2,818	1,435
Rest of eurozone	120	-	61	115	1,511	26	1,833	1,494	339	1,152	1,919	1,362

Other selected countries

India	-	164	1,382	94	3,295	150	5,085	4,670	415	1,867	194	1,492
China	23	170	2,226	6	746	55	3,226	3,033	193	444	762	1,365
South Korea	-	39	1,024	3	636	1	1,703	1,693	10	1,106	589	365
Turkey	231	27	294	55	1,187	15	1,809	1,330	479	386	83	498
Russia	-	20	986	44	852	69	1,971	1,851	120	107	93	620
Brazil	-	-	1,035	-	273	4	1,312	1,201	111	659	25	172
Romania	30	174	22	15	473	410	1,124	13	1,111	302	10	161
Mexico	-	-	207	-	993	1	1,201	819	382	27	127	359
Indonesia	77	31	288	23	311	110	840	720	120	139	365	133
Poland	37	-	-	10	635	5	687	639	48	294	60	709

For definitions refer to pages 128 and 129.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk (continued)

Summary (continued)
	Lending
								Of which
31 December 2010	Central and local government £m	Central banks £m	Other banks £m	Other financial institutions £m	Corporate £m	Personal £m	Total lending £m	Core £m	Non-Core £m	Debt securities £m	Derivatives (gross of collateral) and repos £m	Contingent liabilities and commitments £m

Eurozone:
Ireland	61	2,119	87	813	19,881	20,228	43,189	32,432	10,757	1,323	2,940	4,311
Spain	19	5	166	92	6,962	407	7,651	3,130	4,521	7,107	2,047	2,883
Italy	45	78	668	418	2,483	27	3,719	1,818	1,901	3,836	2,030	3,853
Greece	14	36	18	31	188	16	303	173	130	974	203	162
Portugal	86	-	63	-	611	6	766	450	316	242	393	734
Other
- Germany	-	10,894	1,060	422	7,423	162	19,961	13,586	6,375	14,747	15,263	8,904
- Netherlands	914	6,484	554	1,801	6,161	81	15,995	12,792	3,203	12,523	9,035	17,914
- France	511	3	1,095	470	4,376	102	6,557	3,769	2,788	14,041	8,606	11,640
- Luxembourg	-	25	26	734	2,503	3	3,291	1,773	1,518	378	2,545	2,383
- Belgium	102	14	441	32	893	327	1,809	1,307	502	803	2,207	1,492
Rest of eurozone	124	1	142	119	1,503	24	1,913	1,581	332	535	1,351	2,018

Other selected countries

India	-	-	1,307	307	2,590	273	4,477	3,824	653	1,686	177	1,239
China	17	298	1,223	16	753	64	2,371	2,135	236	573	251	1,589
South Korea	-	276	1,033	5	555	2	1,871	1,821	50	1,353	457	688
Turkey	282	68	448	37	1,365	12	2,212	1,520	692	550	103	686
Russia	-	110	244	7	1,181	58	1,600	1,475	125	124	51	596
Brazil	-	-	825	-	315	5	1,145	1,025	120	687	15	190
Romania	36	178	21	21	426	446	1,128	7	1,121	310	8	319
Mexico	-	8	149	-	999	1	1,157	854	303	144	122	840
Indonesia	84	42	242	19	294	131	812	658	154	356	249	249
Poland	-	168	7	7	655	6	843	735	108	271	69	1,020

For definitions refer to pages 128 and 129.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk (continued)

External risk environment
So far 2011 has seen heightened country risks, which have intensified in the past quarter. However, trends have been divergent. Conditions have deteriorated among vulnerable eurozone countries facing growth impediments and higher public debt burdens, with market risks rising sharply in the past quarter. Many emerging markets have continued to enjoy relative stability, seeing net inflows of capital and lower spreads despite the impact of higher risk aversion in Q3 2011. In the US, notwithstanding a sovereign downgrade from a rating agency, a deal was secured to increase the sovereign debt ceiling, and yields on government debt remain low.

Europe has been at the centre of rising global risks, owing to a combination of slower growth among some of its major economies and a further deepening of the ongoing sovereign crisis which has in turn, increasingly harmed financial sector health. Risks in Greece have risen as a deeper than expected contraction in GDP has adversely affected the fiscal adjustment programme and hit debt sustainability. Some private sector creditors have proposed a burden sharing agreement to reduce debt repayments somewhat, but market prices of sovereign debt have implied investor expectations of a broader debt restructuring and concerns over contagion have risen sharply.

Despite the announcement of significant new support proposals by eurozone leaders in July, investor worries over risks to their implementation rose and market conditions worsened markedly through Q3 2011 as a result. Risk aversion towards Spanish and Italian assets picked up and despite a policy response by both countries, yields remained elevated, prompting the European Central Bank (ECB) to intervene to support their bonds in secondary markets for the first time. Contagion affected bank stocks and asset prices. At the International Monetary Fund (IMF) annual meetings in September, eurozone leaders agreed to enhance anti-crisis measures. Some steps, including boosting the resources of the European Financial Stability Facility and a proposed 50% voluntary haircut by private sector investors holding Greek debt, were taken at two key summits in October, but implementation risks remain high. Within a week of the summit, Greece proposed a referendum on its commitments under the deal, resulting in renewed concerns over the possibility of a more comprehensive restructuring.

Meanwhile, Portugal’s new government has continued to remain on track with implementation of the European Union - International Monetary Fund (EU-IMF) deal agreed in May after a sharp deterioration in sovereign liquidity. Ireland’s performance under its EU-IMF programme has been good and the announcement of a bank restructuring deal without defaults on senior debt obligations has helped improve market confidence. This was reflected in a compression in bond spreads in Q3 2011.

Emerging markets have meanwhile continued to perform relatively well. In Asia, despite growth slowing, China and India have continued to post strong overall expansion, while generally large external savings levels have reinforced balance of payments stability. In China specifically, measures to curb house price growth have proven effective, though concerns over bank asset quality linked to rapid lending growth in 2009 have risen.

In Emerging Europe, Russia has seen some contagion into asset markets from weaker commodity prospects and a challenging investment climate, but the sovereign balance sheet remains quite robust. Foreign exchange exposures remain a risk factor in a number of Eastern European economies. Elsewhere, Turkey’s economy cooled in Q3 2011, helping to narrow the current account deficit sharply, though external vulnerabilities remain.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk (continued)

External risk environment (continued)
The Middle East and North Africa has been characterised by political instability in a number of the relatively lower income countries. Excluding Bahrain, pressures for change have been more contained in the Gulf Cooperation Council countries.

Latin America continues to be characterised by relative stability owing to balance sheet repair by a number of countries following crises in previous decades. Capital inflows have contributed to currency appreciation, but overheating pressures have so far proven contained, including in Brazil where credit growth has slowed from high levels.

Overall, the outlook for the rest of the year remains challenging, with risks likely to remain elevated but divergent. Much will depend on the success of EU efforts to contain contagion from the sovereign crisis and whether growth headwinds in larger advanced economies persist. Emerging market balance sheet risks remain lower, despite ongoing structural and political constraints, but these economies will continue to be affected by events elsewhere through financial markets and trade channels.

Key points
•
Currency movements had a significant impact on exposures in the third quarter as sterling fell by 2.8% against the US dollar and rose by 5.0% against the euro. However, they had less impact on exposures year-to-date as sterling rose by only 0.6% against the US dollar and 0.2% against the euro over the first three quarters of 2011.

•
Total exposure to over half of the countries shown in the table decreased over the nine months since 31 December 2010, driven partly by clients’ debt reduction efforts and partly by a restrictive stance on the part of the Group. Reductions were seen particularly in off-balance sheet exposures and in lending. Exposures generally increased in (collateralised) derivatives and repos.

•
India – Continued strong economic growth led total exposure to grow by £1.1 billion so far this year, largely due to increases in lending to corporate clients (£0.7 billion) and in debt securities (£0.2 billion).

•
China – Lending to Chinese banks increased by £1.0 billion to £2.4 billion in 2011. This reflects increased activity with the top tier banks, partially driven by on-shore regulatory needs, and an increase in trade finance activity. These credit facilities support trade within the Asia-Pacific region as well as a number of key UK clients with trade finance requirements in China.

•
South Korea – Total exposure deceased by £0.6 billion, largely due to reductions in debt securities reflecting a hedge against a derivatives position which decreased over the course of the year and a reduction in off-balance exposures reflecting the expiration of a large medium-term guarantee and the Group’s cautious stance given the current global economic downturn.

•
Eurozone – Portfolio composition and trends in a number of vulnerable eurozone countries are discussed in more detail below. Here, most peripheral eurozone exposure decreased, with derivatives and repos being the only component that still saw some gross increases in the third quarter. The CDS positions referencing sovereign debt are generally collateralised and are with large international banks or large international asset management companies outside the country of the referenced sovereign.

•
In the rest of the eurozone, exposure in the first nine months of 2011 increased mainly in lending to central banks (in Germany and the Netherlands, largely deposits of excess liquidity), to governments (the Netherlands) and to banks, particularly in the first half of the year (France and the Netherlands), as well as in derivatives and repos (the Netherlands, France and Luxembourg).

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk: Ireland

						HFT debt securities
Issuer	Lending £m	REIL £m	Impairment provisions £m	AFS and LAR debt securities £m	AFS reserves £m	Long £m	Short £m	Total debt securities £m	Derivatives (gross of collateral) and repos £m	Contingent liabilities and commitments £m

30 September 2011
Central and local government	54	-	-	115	(40)	30	30	115	20	1
Central banks	2,235	-	-	-	-	-	-	-	1	-
Other banks	49	-	-	176	(44)	67	-	243	901	52
Other financial institutions	542	-	-	57	-	250	52	255	1,024	691
Corporate	19,574	10,195	5,667	148	1	139	-	287	407	2,061
Personal	19,606	2,210	954	-	-	-	-	-	1	535

	42,060	12,405	6,621	496	(83)	486	82	900	2,354	3,340

31 December 2010

Central and local government	61	-	-	104	(45)	93	88	109	20	1
Central banks	2,119	-	-	-	-	7	-	7	126	-
Other banks	87	-	-	435	(51)	96	45	486	1,523	83
Other financial institutions	813	-	-	291	(1)	205	-	496	837	1,050
Corporate	19,881	8,291	4,072	91	(2)	140	6	225	434	2,633
Personal	20,228	1,638	534	-	-	-	-	-	-	544

	43,189	9,929	4,606	921	(99)	541	139	1,323	2,940	4,311

Fair values of CDS referencing sovereign exposures were:
	30 September 2011	31 December 2010
Fair value	£m	£m

Bought protection	511	360
Sold protection	523	387

For definitions refer to pages 128 and 129.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk: Ireland (continued)

Key points
●
The Group has significant exposure to Ireland, largely through Ulster Bank. The portfolio is predominantly personal lending of £19.6 billion (largely mortgages) and corporate lending of £19.6 billion. In addition, the Group has lending and derivatives exposure to the Central Bank of Ireland, financial institutions and large international clients with funding units based in Ireland.

●
Total Group exposure (including off-balance sheet) declined by £3.1 billion to less than £50 billion from December 2010 to September 2011. Ulster Bank currently represents 87% of the Group’s total Irish exposure.

Central and local government and central bank
●	Exposure to the government is modest at £0.2 billion.

●
Exposure to the central bank fluctuates, driven by reserve requirements and by placings of excess liquidity as part of the Group’s assets and liabilities management. At 30 September 2011, exposure was £2.2 billion.

Financial institutions
●	Interbank lending, which is provided to the largest, systemically important Irish banks, is approximately £50 million.

●	Derivatives and repos exposure in GBM to banks and other financial institutions increased by £0.8 billion over the year to date. Transactions are typically collateralised.

Corporations
●
Corporate lending exposure decreased by approximately £0.3 billion in the nine months ended 30 September 2011. Exposure in this area is highest in the property sector £12.5 billion, which also experienced the biggest reduction, £160 million, in the same period. Risk elements in lending of £10.2 billion and impairment provisions of £5.7 billion, up since December 2010 by £1.9 billion and £1.6 billion respectively, are further discussed in the Ulster Bank section.

Personal
●	The Ulster Bank retail portfolio mainly consists of mortgages (approximately 92%), with the remainder comprising other personal lending and credit card exposure (see also page 144).

Non-Core
●	Of the total Irish exposure, £11.5 billion is designated Non-Core, £10.0 billion of which is related to commercial real estate.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk: Spain

						HFT debt securities
Issuer	Lending £m	REIL £m	Impairment provisions £m	AFS and LAR debt securities £m	AFS reserves £m	Long £m	Short £m	Total debt securities £m	Derivatives (gross of collateral) and repos £m	Contingent liabilities and commitments £m

30 September 2011
Central and local government	10	-	-	81	(9)	864	1,271	(326)	40	30
Central banks	3	-	-	-	-	-	-	-	-	-
Other banks	554	-	-	5,131	(820)	137	178	5,090	1,904	40
Other financial institutions	90	-	-	1,694	(579)	71	55	1,710	32	228
Corporate	6,599	1,438	690	8	-	18	3	23	545	1,635
Personal	380	1	-	-	-	-	-	-	-	57

	7,636	1,439	690	6,914	(1,408)	1,090	1,507	6,497	2,521	1,990

31 December 2010

Central and local government	19	-	-	88	(7)	1,172	1,248	12	53	1
Central banks	5	-	-	-	-	-	-	-	-	-
Other banks	166	-	-	5,264	(834)	147	118	5,293	1,482	41
Other financial institutions	92	-	-	1,724	(474)	34	7	1,751	22	285
Corporate	6,962	1,871	572	9	38	50	8	51	490	2,494
Personal	407	1	-	-	-	-	-	-	-	62

	7,651	1,872	572	7,085	(1,277)	1,403	1,381	7,107	2,047	2,883

Fair values of CDS referencing sovereign exposures were:
	30 September 2011	31 December 2010
Fair value	£m	£m

Bought protection	562	436
Sold protection	547	435

For definitions refer to pages 128 and 129.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk: Spain (continued)

Key points
●	The Group’s exposure to Spain consists primarily of lending to major investment grade corporations and a large covered bond portfolio.

●
Total (on and off-balance sheet) exposure decreased by £1.0 billion in the nine months ended 30 September 2011 to £18.6 billion, the majority of which consists of exposure to the property, natural resource and banking sectors.

Central and local government and central bank
●	The Group’s exposure to the government is negative owing to a net short position in held-for-trading debt securities.

Financial institutions
●
A sizeable covered bond portfolio of £6.8 billion is the Group’s largest exposure to Spanish banks and other financial institutions. Stress analysis on the AFS debt securities indicates that this exposure is unlikely to suffer material credit losses.

●
A further £1.9 billion of the Group’s exposure to financial institutions consists of fully collateralised derivatives exposure to the top banks and a few of the largest regional banks. Lending to banks of almost £0.6 billion consists mainly of short-term money market lines with the top two international Spanish banks.

Corporations
●
Total exposure to corporate clients declined by £1.2 billion in the nine months ended 30 September 2011, driven by reductions in exposure to corporations in the property and telecom, media and technology sectors. REIL relates to commercial real estate lending and decreased reflecting disposals and restructurings; however provision increased due to declining collateral values.

Non-Core
●
Of the total Spanish exposure, £4.9 billion is in Non-Core, the majority of which is related to either real estate or project finance. Current Spanish property market conditions present significant disposal challenges. Despite this, Non-Core continues to seek divestment opportunities across the portfolio.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk: Italy

						HFT debt securities
Issuer	Lending £m	REIL £m	Impairment provisions £m	AFS and LAR debt securities £m	AFS reserves £m	Long £m	Short £m	Total debt securities £m	Derivatives (gross of collateral) and repos £m	Contingent liabilities and commitments £m

30 September 2011
Central and local government	-	-	-	852	(191)	5,076	5,634	294	103	-
Central banks	76	-	-	-	-	-	-	-	-	-
Other banks	420	-	-	168	(16)	88	5	251	1,143	26
Other financial institutions	472	-	-	538	(8)	49	81	506	672	957
Corporate	2,057	451	139	68	-	61	-	129	413	2,172
Personal	25	-	-	-	-	-	-	-	-	13

	3,050	451	139	1,626	(215)	5,274	5,720	1,180	2,331	3,168

31 December 2010

Central and local government	45	-	-	906	(99)	5,113	3,175	2,844	71	6
Central banks	78	-	-	-	-	-	-	-	-	-
Other banks	668	-	-	198	(11)	67	16	249	782	161
Other financial institutions	418	-	-	646	(5)	49	-	695	759	1,217
Corporate	2,483	314	141	20	-	36	8	48	418	2,456
Personal	27	-	-	-	-	-	-	-	-	13

	3,719	314	141	1,770	(115)	5,265	3,199	3,836	2,030	3,853

Fair values of CDS referencing sovereign exposures were:
	30 September 2011	31 December 2010
Fair value	£m	£m

Bought protection	1,815	641
Sold protection	1,691	551

For definitions refer to pages 128 and 129.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk: Italy (continued)

Key points
●	The Group is an active market maker in Italian government bonds, resulting in substantial long positions in held-for-trading securities against approximately equal short positions.

●
The Group maintains relationships with government entities, banks, other financial institutions and large corporate clients, in the case of the latter predominantly with subsidiaries of multinationals. Since the start of 2011 the Group has taken steps to reduce and mitigate its risks through increased collateral requirements, additional security and strategic exits where appropriate, in line with its evolving appetite for Italian risk. Total exposure to entities incorporated in Italy declined by £3.7 billion in the nine months ended 30 September 2011, to £9.7 billion, much of which was lending to corporate clients, banks and other financial institutions.

Central and local government and central bank
●	Total exposure to the government including net debt securities positions was significantly reduced by £2.6 billion to £0.4 billion.

Financial institutions
●
The majority of the Group’s exposure to Italian financial institutions is concentrated on the two largest, systemically important groups and consists of collateralised derivatives and, to a lesser extent, short-term interbank lending.

Corporations
●
Since 31 December 2010, total exposure has declined by approximately £0.6 billion, driven in part by reductions in lending to the property industry. However, the Group has maintained lending facilities to the manufacturing and natural resource sectors.

Non-Core
●
Of the total Italian exposure, £1.8 billion is in Non-Core, the majority of which is related to real estate or project finance. The key risk in the portfolio is the availability of refinancing options for current clients.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk: Greece

						HFT debt securities
Issuer	Lending £m	REIL £m	Impairment provisions £m	AFS and LAR debt securities £m	AFS reserves £m	Long £m	Short £m	Total debt securities £m	Derivatives (gross of collateral) and repos £m	Contingent liabilities and commitments £m

30 September 2011
Central and local government	7	-	-	532	-	180	7	705	-	-
Central banks	10	-	-	-	-	-	-	-	-	-
Other banks	1	-	-	-	-	-	-	-	299	1
Other financial institutions	32	-	-	-	-	-	-	-	2	-
Corporate	381	335	249	-	-	2	-	2	34	60
Personal	14	-	-	-	-	-	-	-	-	10

	445	335	249	532	-	182	7	707	335	71

31 December 2010

Central and local government	14	-	-	895	(694)	118	39	974	7	7
Central banks	36	-	-	-	-	-	-	-	-	-
Other banks	18	-	-	-	-	-	-	-	167	1
Other financial institutions	31	-	-	-	-	-	-	-	3	3
Corporate	188	48	48	-	-	-	-	-	26	141
Personal	16	-	-	-	-	-	-	-	-	10

	303	48	48	895	(694)	118	39	974	203	162

Fair values of CDS referencing sovereign exposures were:
	30 September 2011	31 December 2010
Fair value	£m	£m

Bought protection	1,832	854
Sold protection	1,720	871

For definitions refer to pages 128 and 129.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk: Greece (continued)

Key points
●	Given the continued economic distress in Greece, the Group is actively managing its exposure to this country.

●	Much of the exposure is collateralised or guaranteed. As a result, the Group has reduced its effective exposure to Greece in line with the de-risking strategy that has been in place since early 2010.

Central and local government and central bank
●
As a result of the continued deterioration in Greece’s fiscal position, coupled with the potential for the restructuring of Greek sovereign debt, the Group recognised an impairment charge in respect of available-for-sale Greek government bonds in H1 2011. These bonds continue to represent a significant proportion of the total Greek portfolio.

Financial institutions
●	Exposure to Greek banks remains under close scrutiny and is actively managed. Lending exposures to banks are very small.

●
The gross derivatives exposure to banks increased by slightly over £0.1 billion in the third quarter but is largely collateralised; the remainder consists for the most part of transactions conducted with Greek subsidiaries of non-Greek banks.

Corporations
●
At the start of the year, a number of defaulted clients re-incorporated in Greece causing a £0.2 billion increase in lending as well as increases in the risk elements in lending and in impairment provisions.

●	The ongoing deterioration in Greek sovereign credit quality led to some further increase in provisions and to a rigorous review of Greek corporate exposure.

●
Accordingly, and allowing for the effect described above, the Group’s total corporate exposure is declining. The focus is now on short-term trade facilities to the domestic subsidiaries of international clients, increasingly supported by parental guarantees.

Non-Core
●	Of the total Greek exposure, £0.2 billion is in Non-Core.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk: Portugal

						HFT debt securities
Issuer	Lending £m	REIL £m	Impairment provisions £m	AFS and LAR debt securities £m	AFS reserves £m	Long £m	Short £m	Total debt securities £m	Derivatives (gross of collateral) and repos £m	Contingent liabilities and commitments £m

30 September 2011
Central and local government	43	-	-	66	(53)	70	152	(16)	19	-
Central banks	-	-	-	-	-	-	-	-	-	-
Other banks	57	-	-	91	(37)	14	11	94	338	-
Other financial institutions	-	-	-	5	-	13	-	18	12	-
Corporate	579	27	27	43	-	-	-	43	74	348
Personal	5	-	-	-	-	-	-	-	-	8

	684	27	27	205	(90)	97	163	139	443	356

31 December 2010

Central and local government	86	-	-	92	(26)	68	122	38	29	211
Central banks	-	-	-	-	-	-	-	-	-	-
Other banks	63	-	-	106	(24)	46	2	150	307	2
Other financial institutions	-	-	-	47	-	7	-	54	7	1
Corporate	611	27	21	-	1	-	-	-	50	512
Personal	6	-	-	-	-	-	-	-	-	8

	766	27	21	245	(49)	121	124	242	393	734

Fair values of CDS referencing sovereign exposures were:
	30 September 2011	31 December 2010
Fair value	£m	£m

Bought protection	1,053	471
Sold protection	1,041	460

For definitions refer to pages 128 and 129.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk: Portugal (continued)

Key points
●	Following the closure of its local branch in early 2011, the Group has modest exposure overall. The portfolio is focused on corporate lending and derivatives trading with the largest local banks.

Central and local government and central bank
●
In the first nine months of 2011, the sovereign risk position was reduced, largely the result of decreases in contingent exposures to three public sector entities in addition to bond sales and maturities. Overall, the exposure shrank to less than £50 million in the nine months.

Financial institutions
●	As the Portuguese economy deteriorated, the Group reduced its exposure in all areas.

●
Approximately 90% of remaining counterparty exposures are focused on the top four systemically important financial groups. Exposures generally consist of collateralised trading products and short-term treasury lines.

Corporations
●	The Group’s exposure is concentrated on large highly creditworthy clients. The largest exposure is to corporations active in the energy and transport sectors.

●	Trade finance exposure was nearly halved in the third quarter to £50 million.

Non-Core
●	Of the total Portuguese exposure, £0.6 billion is in Non-Core, 87% of which is related to project finance.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core)

Overview
Ulster Bank Group accounts for 9.8% of the Group’s total gross customer loans (30 June 2011 - 10.2%; 31 December 2010 - 9.9%) and 8.5% of the Group’s Core gross customer loans (30 June 2011 - 8.8%; 31 December 2010 - 8.9%). The Q3 2011 impairment charge was £608 million (Q3 2010 - £962 million) with commercial real estate and mortgage sectors accounting for £314 million (52%) and £126 million (21%) of the total Q3 2011 impairment charge respectively. The impairment charge in Q3 2011 was driven by a combination of new defaulting customers and deteriorating security values.  Provisions as a percentage of REIL has increased from 51.4% at 30 June 2011 to 51.6% at 30 September 2011 (30 September 2010 - 39%).

The impairment charge of £608 million for Q3 2011 was £638 million lower than the £1,246 million impairment charge for Q2 2011. Non-Core was the main driver for this reduction with its impairment charge £696 million lower in Q3 2011 compared with Q2 2011 due to a slower rate of deterioration in security values and a decrease in the value of loans defaulting in the quarter. The Core portfolio quarterly impairment charge increased by £58 million to £327 million (Q2 2011- £269 million), with the mortgage portfolio accounting for £48 million of the increase. Impairments remain elevated as high unemployment coupled with higher taxation and less liquidity in the economy continues to depress the property market and domestic spending.

Core
The Q3 2011 impairment charge was £327 million (Q3 2010 - £286 million) with the mortgage sector accounting for £126 million (39%) of the total Q3 2011 impairment charge. These impairment losses reflect the difficult economic climate in Ireland with elevated default levels across both mortgage and other corporate portfolios.

Ulster Bank Group is assisting customers in this difficult environment. Mortgage forbearance policies which are deployed through the 'Flex' initiative are aimed at assisting customers in financial difficulty.

Non-Core
The Q3 2011 impairment charge was £281 million (Q3 2010 - £676 million) with the commercial real estate sector accounting for £236 million (84%) of the total Q3 2011 charge. The impairment charge decreased from £977 million in Q2 2011 to £281 million in Q3 2011, primarily reflecting a slower rate of deterioration in security values and a reduction in the value of loans defaulting.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Loans, REIL and impairments by sector

	Gross loans (1)	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	Q3 Impairment charge	Q3 Amounts written-off
30 September 2011	£m	£m	£m	%	%	%	£m	£m

Core
Mortgages	20,692	2,138	852	10.3	40	4.1	126	-
Personal unsecured	1,557	201	182	12.9	91	11.7	12	4
Commercial real estate
- investment	4,241	1,163	373	27.4	32	8.8	58	-
- development	923	261	135	28.3	52	14.6	20	-
Other corporate	8,133	1,793	1,025	22.0	57	12.6	111	37

	35,546	5,556	2,567	15.6	46	7.2	327	41

Non-Core
Commercial real estate
- investment	3,937	2,684	1,247	68.2	47	31.7	74	1
- development	8,703	7,687	4,342	88.3	57	49.9	162	1
Other corporate	1,670	1,176	674	70.4	57	40.4	45	9

	14,310	11,547	6,263	80.7	54	43.8	281	11

Ulster Bank Group
Mortgages	20,692	2,138	852	10.3	40	4.1	126	-
Personal unsecured	1,557	201	182	12.9	91	11.7	12	4
Commercial real estate
- investment	8,178	3,847	1,620	47.0	42	19.8	132	1
- development	9,626	7,948	4,477	82.6	56	46.5	182	1
Other corporate	9,803	2,969	1,699	30.3	57	17.3	156	46

	49,856	17,103	8,830	34.3	52	17.7	608	52

Note:
(1)	Funded customer loans.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Loans, REIL and impairments by sector (continued)

	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	H1 Impairment charge	H1 Amounts written-off
30 June 2011	£m	£m	£m	%	%	%	£m	£m

Core
Mortgages	21,778	2,014	769	9.2	38	3.5	311	4
Personal unsecured	1,605	201	181	12.5	90	11.3	33	15
Commercial real estate
- investment	4,338	838	331	19.3	40	7.6	115	-
- development	955	241	120	25.2	50	12.6	48	-
Other corporate	8,699	1,822	1,000	20.9	55	11.5	223	2

	37,375	5,116	2,401	13.7	47	6.4	730	21

Non-Core
Commercial real estate
- investment	4,076	2,662	1,231	65.3	46	30.2	384	-
- development	9,002	7,847	4,367	87.2	56	48.5	1,313	-
Other corporate	1,811	1,226	661	67.7	54	36.5	113	2

	14,889	11,735	6,259	78.8	53	42.0	1,810	2

Ulster Bank Group
Mortgages	21,778	2,014	769	9.2	38	3.5	311	4
Personal unsecured	1,605	201	181	12.5	90	11.3	33	15
Commercial real estate
- investment	8,414	3,500	1,562	41.6	45	18.6	499	-
- development	9,957	8,088	4,487	81.2	56	45.1	1,361	-
Other corporate	10,510	3,048	1,661	29.0	55	15.8	336	4

	52,264	16,851	8,660	32.2	51	16.6	2,540	23

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Loans, REIL and impairments by sector (continued)

	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	Q4 Impairment charge	Q4 Amounts written-off
31 December 2010	£m	£m	£m	%	%	%	£m	£m

Core
Mortgages	21,162	1,566	439	7.4	28	2.1	159	3
Personal unsecured	1,282	185	158	14.4	85	12.3	13	6
Commercial real estate
- investment	4,284	598	332	14.0	56	7.7	79	-
- development	1,090	65	37	6.0	57	3.4	(10)	-
Other corporate	9,039	1,205	667	13.3	55	7.4	135	1

	36,857	3,619	1,633	9.8	45	4.4	376	10

Non-Core
Commercial real estate
- investment	3,854	2,391	1,000	62.0	42	25.9	206	-
- development	8,760	6,341	2,783	72.4	44	31.8	596	-
Other corporate	1,970	1,310	561	66.5	43	28.5	(19)	-

	14,584	10,042	4,344	68.9	43	29.8	783	-

Ulster Bank Group
Mortgages	21,162	1,566	439	7.4	28	2.1	159	3
Personal unsecured	1,282	185	158	14.4	85	12.3	13	6
Commercial real estate
- investment	8,138	2,989	1,332	36.7	45	16.4	285	-
- development	9,850	6,406	2,820	65.0	44	28.6	586	-
Other corporate	11,009	2,515	1,228	22.8	49	11.2	116	1

	51,441	13,661	5,977	26.6	44	11.6	1,159	10

Key points
•
The REIL increase of £252 million in Q3 2011 reflects continuing difficult conditions in both the commercial and residential sectors in the Republic of Ireland partially offset by currency movements. Of the REIL at 30 September 2011, 68% was in Non-Core (30 June 2011 - 70%).

•	The majority of Non-Core commercial real estate development portfolio (88%) is REIL with a 57% provision coverage.

•	REIL mortgages represented 10.3% of gross lending at 30 September 2011 compared with 9.2% at 30 June 2011 and 7.4% at 31 December 2010.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Residential mortgages
The table below shows how the continued decrease in property values has affected the distribution of residential mortgages by loan-to-value (LTV) (indexed). LTV is based upon gross loan amounts and, whilst including defaulted loans, does not take account of provisions made.

	30 September 2011	30 June 2011	31 December 2010
By average LTV (1)%		%	%

<= 50%	33.7	35.1	35.9
> 50% and <= 70%	12.5	13.0	13.5
> 70% and <= 90%	12.4	13.0	13.5
> 90%	41.4	38.9	37.1

Total portfolio average LTV	77.6	74.5	71.2

Average LTV on new originations during the period	66.7	65.0	75.9

Note:
(1)	LTV averages calculated by transaction volume.

Key points
•
The residential mortgage portfolio across Ulster Bank Group totalled £20.7 billion at 30 September 2011 with 89% in the Republic of Ireland and 11% in Northern Ireland. At constant exchange rates, the portfolio remained at similar levels to 31 December 2010 (c.£21.2 billon) with little growth due to low new business volumes.

•
Repossession levels remain low at 134 cases in the nine months ended 30 September 2011, of which 111 were in the Republic of Ireland, primarily due to voluntary surrender or abandonment of the property.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Commercial real estate
The commercial real estate lending portfolio in Ulster Bank Group reduced during the quarter to £17.8 billion, primarily due to exchange rate movements. The Non-Core portion of the portfolio totalled £12.6 billion (71% of the portfolio). Of the total Ulster Bank Group commercial real estate portfolio, the geographic split remains similar to last quarter with, 62% relating to the Republic of Ireland, 26% to Northern Ireland and 12% to the rest of the UK.

	Development		Investment
	Commercial	Residential	Commercial	Residential	Total
Exposure by geography	£m	£m	£m	£m	£m

30 September 2011
Ireland (ROI & NI)	2,674	6,479	5,225	1,174	15,552
UK (excluding Northern Ireland)	97	357	1,659	108	2,221
RoW	-	19	8	4	31

	2,771	6,855	6,892	1,286	17,804

30 June 2011
Ireland (ROI & NI)	2,762	6,701	5,378	1,210	16,051
UK (excluding Northern Ireland)	104	358	1,702	112	2,276
RoW	4	28	8	4	44

	2,870	7,087	7,088	1,326	18,371

31 December 2010
Ireland (ROI & NI)	2,785	6,578	5,072	1,098	15,533
UK (excluding Northern Ireland)	110	359	1,831	115	2,415
RoW	-	18	22	-	40

	2,895	6,955	6,925	1,213	17,988

Note:
(1)	The above table does not include rate risk management or contingent obligations.

Key point
•
Commercial real estate remains the primary driver of the increase in the defaulted loan book for Ulster Bank. The outlook for the sector remains uncertain with the possibility of further declines in values. Proactive management of the portfolio has resulted in further transfers of stressed customers to the specialised management of Global Restructuring Group.

Risk and balance sheet management (continued)

Market risk
Market risk arises from changes in interest rates, foreign currency, credit spread, equity prices and risk related factors such as market volatilities. The Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework. This framework includes limits based on, but not limited to, value-at-risk (VaR), stress testing, position and sensitivity analyses.

For a description of the Group’s basis of measurement and methodology limitations, refer to the 2010 Form 20-F, Market risk, page 133.

Daily distribution of GBM trading revenues

Note:
(1)	The effect of any month end adjustments, not attributable to a specific daily market move, is spread evenly over the days in the month in question.

Risk and balance sheet management (continued)

Market risk (continued)

Key points

Nine months ended 30 September 2011 compared with nine months ended 30 September 2010
•	GBM traded revenue decreased during 2011 due to the ongoing European sovereign debt crisis and heightened concerns about growth expectations for the world economy.

•
The average daily revenue earned from Core trading activities in 2011 was £22 million, compared with £29 million in 2010. The standard deviation of these daily revenues was £21 million, unchanged period on period.

•	The number of days with negative revenue increased from 11 days in 2010 to 24 days in 2011 due to market and economic conditions referred to above.

•	The most frequent result is daily revenue in the range of £25 million to £30 million with 24 occurrences in 2011, compared with 32 occurrences in 2010.

The table below details VaR for the Group’s trading portfolio, segregated by type of market risk exposure, and between Core and Non-Core, Counterparty Exposure Management (CEM) and Core excluding CEM.
	Quarter ended
	30 September 2011				30 June 2011
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	51.3	73.0	73.1	33.1	39.4	36.8	75.7	27.5
Credit spread	56.2	69.8	69.8	47.4	73.2	64.6	95.0	60.0
Currency	8.7	6.5	12.5	6.1	9.4	9.3	14.2	5.2
Equity	7.9	7.7	13.1	4.6	10.4	12.0	17.3	5.2
Commodity	0.9	3.6	3.6	0.1	0.2	0.3	1.6	-
Diversification		(54.3)				(61.0)

Total	78.3	106.3	114.2	59.7	78.7	62.0	117.9	60.8

Core	58.3	83.1	91.0	41.7	60.2	42.5	86.0	42.5
Core CEM	34.4	38.0	45.2	23.5	26.5	23.2	33.2	21.9
Core excluding CEM	44.3	62.2	71.4	35.3	57.1	39.4	78.4	39.2

Non-Core	40.4	38.7	53.0	33.2	69.3	51.4	110.1	47.5
Key points

Q3 2011 compared with Q2 2011
•
The Group’s total trading VaR and interest rate VaR were significantly higher at the end of Q3 2011 than at end Q2 2011. This was largely driven by hedge positions for a large and successful UK gilt syndication in which RBS participated.

•
Average credit spread VaR and Non-Core trading VaR was considerably lower in Q3 2011 than in Q2 2011. Non-Core VaR decreased substantially during Q2 primarily due to a significant de-risking of the portfolios in line with the overall business strategy. The VaR continued to decline as the period of high volatility relating to the 2008/2009 credit crisis dropped out of the VaR calculations.

Risk and balance sheet management (continued)

Market risk (continued)

Key points (continued)
•	The credit spread period end VaR was slightly higher in Q3 2011 than in Q2 2011. This was largely due to the recent volatility in the European sovereign peripheral time series entering the VaR window.

•	The CEM trading VaR increased in Q3 2011 due to the implementation of an enhanced discounting methodology for cross-currency trades.

	Nine months ended
	30 September 2011				30 September 2010
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	50.3	73.0	79.2	27.5	47.7	74.3	74.3	32.5
Credit spread	87.4	69.8	151.1	47.4	177.1	190.8	243.2	113.0
Currency	10.1	6.5	18.0	5.2	18.9	16.7	28.0	9.3
Equity	9.8	7.7	17.3	4.6	9.3	5.4	17.9	2.7
Commodity	0.4	3.6	3.6	-	10.1	13.8	15.8	3.2
Diversification		(54.3)				(119.2)

Total	104.1	106.3	181.3	59.7	173.3	181.8	252.1	103.0

Core	75.3	83.1	133.9	41.7	105.1	115.0	153.4	58.9
Core CEM	33.6	38.0	47.6	21.9	55.1	73.0	82.4	30.3
Core excluding CEM	62.9	62.2	106.2	35.3	83.2	78.4	108.7	53.6

Non-Core	74.2	38.7	128.6	33.2	105.7	101.8	169.4	63.2

Key point

Nine months ended 30 September 2011 compared with nine months ended 30 September 2010
•
The Group’s market risk profile in 2010 was equally split across Non-Core and Core divisions with a concentrated exposure to the credit spread risk factor. In line with the business strategy to wind down the Group’s interest in Sempra and other Non-Core activities, the trading portfolio has now been re-balanced such that the Non-Core exposure has been significantly reduced and the trading portfolio is less concentrated in the credit risk factor.

Risk and balance sheet management (continued)

Market risk (continued)
The table below details VaR for the Group’s non-trading portfolio, excluding the structured portfolio  (SCP) and loans and receivables (LAR), segregated by type of market risk exposure and between Core and Non-Core.

	Quarter ended
	30 September 2011				30 June 2011
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Non-trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	9.6	10.3	11.1	8.2	8.3	8.3	9.2	5.7
Credit spread	16.0	14.8	18.0	14.1	19.1	18.0	24.2	16.1
Currency	3.0	4.1	5.9	1.1	1.7	3.3	3.3	0.2
Equity	1.9	1.8	2.0	1.6	2.2	2.0	2.4	2.0
Diversification		(13.5)				(13.1)

Total	17.6	17.5	18.9	15.7	18.7	18.5	22.5	16.7

Core	17.4	18.6	20.1	15.2	18.5	19.4	24.6	15.7
Non-Core	3.9	3.7	4.3	3.2	3.7	4.3	4.3	2.8

Key point

Q3 2011 compared with Q2 2011
•
The maximum credit spread VaR was lower in Q3 2011 than in Q2 2011. This was primarily due to the increased market volatility experienced during the 2008/2009 credit crisis, dropping out of the two year time series used by the VaR model. This volatility was particularly pronounced in respect of credit spreads and had a marked impact on historic credit spread VaR.

	Nine months ended
	30 September 2011				30 September 2010 (1)
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Non-trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	8.6	10.3	11.1	5.7	8.9	4.4	20.5	4.4
Credit spread	19.6	14.8	39.3	14.1	37.1	19.4	101.2	19.4
Currency	1.8	4.1	5.9	0.1	2.1	2.0	7.6	0.3
Equity	2.2	1.8	3.1	1.6	0.6	0.4	3.5	0.2
Diversification		(13.5)				(6.8)

Total	20.9	17.5	41.6	13.4	35.8	19.4	98.0	19.4

Core	20.4	18.6	38.9	13.5	35.5	19.3	98.1	19.3
Non-Core	3.4	3.7	4.3	2.2	0.8	0.3	3.6	0.2

Note:
(1)	Revised to exclude LAR portfolios.

Key point

Nine months ended 30 September 2011 compared with nine months ended 30 September 2010
•
The maximum credit spread VaR was considerably lower in 2011 than in the same period in 2010. This was due to a change in the time series used for the Dutch RMBS portfolio in RBS N.V. where more relevant and granular market data had become available and provided a better reflection of the risk in the portfolio. The VaR decreased through the period as the volatile market data continued to drop out of the 500 day time series used in the VaR calculation.

Risk and balance sheet management (continued)

Market risk (continued)

Structured Credit Portfolio (SCP)

	Drawn notional					Fair value
	CDOs	CLOs	MBS (1)	Other ABS	Total	CDOs	CLOs	MBS (1)	Other ABS	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

30 September 2011
1-2 years	-	-	29	36	65	-	-	28	31	59
2-3 years	-	-	5	172	177	-	-	4	160	164
3-4 years	6	-	6	43	55	5	-	5	40	50
4-5 years	-	39	-	95	134	-	36	-	88	124
5-10 years	32	517	317	277	1,143	30	469	230	242	971
>10 years	1,296	454	470	593	2,813	228	394	314	349	1,285

	1,334	1,010	827	1,216	4,387	263	899	581	910	2,653

30 June 2011
1-2 years	-	-	45	46	91	-	-	44	41	85
2-3 years	11	-	-	183	194	10	-	-	170	180
3-4 years	5	-	11	48	64	5	-	10	46	61
4-5 years	-	15	-	56	71	-	14	-	53	67
5-10 years	95	396	315	365	1,171	84	370	245	322	1,021
>10 years	390	498	551	526	1,965	167	420	391	388	1,366

	501	909	922	1,224	3,556	266	804	690	1,020	2,780

31 December 2010
1-2 years	-	-	-	47	47	-	-	-	42	42
2-3 years	85	19	44	98	246	81	18	37	91	227
3-4 years	-	41	20	205	266	-	37	19	191	247
4-5 years	16	-	-	-	16	15	-	-	-	15
5-10 years	98	466	311	437	1,312	87	422	220	384	1,113
>10 years	412	663	584	550	2,209	161	515	397	367	1,440

	611	1,189	959	1,337	4,096	344	992	673	1,075	3,084

Note:
(1)
MBS include sub-prime RMBS with a notional amount of £406 million (30 June 2011 - £451 million; 31 December 2010 - £471 million) and a fair value of £274 million (30 June 2011 - £325 million; 31 December 2010 - £329 million), all with residual maturities of greater than 10 years.

The SCP non-trading risk in Non-Core is not measured using VaR as the Group believes this is not an appropriate tool for this portfolio of illiquid debt securities. The fair value and drawn notional are represented on a net basis.

The increase in drawn notional for CDOs and CLOs at the quarter ended 30 September 2011 was due to the exposure to legacy positions in the banking book portfolio. These positions were previously hedged, with both positions and hedges marked at fair value, well below their notional values. The hedges that were considered to be ineffective were removed in Q3 2011, resulting in a large increase in net notional values but only a small increase in net fair values.

Additional information

Selected financial data

The dollar financial information included below has been translated for convenience at a rate of £1.00 to US$1.562, being the Noon Buying Rate on 30 September 2011.

Summary consolidated income statement

	Quarter ended
	30 September	30 September	30 June	30 September
	2011	2011	2011	2010
	$m	£m	£m	£m

Net interest income	4,806	3,077	3,227	3,411
Non-interest income	8,632	5,526	5,011	2,675

Total income	13,438	8,603	8,238	6,086
Operating expenses	(6,446)	(4,127)	(5,017)	(4,551)

Profit before other operating charges and impairment losses	6,992	4,476	3,221	1,535
Insurance net claims	(1,147)	(734)	(793)	(1,142)
Impairment losses	(2,715)	(1,738)	(3,106)	(1,953)

Operating profit/(loss) before tax	3,130	2,004	(678)	(1,560)
Tax (charge)/credit	(1,235)	(791)	(222)	295

Profit/(loss) from continuing operations	1,895	1,213	(900)	(1,265)
Profit from discontinued operations, net of tax	9	6	21	18

Profit/(loss) for the period	1,904	1,219	(879)	(1,247)

Profit/(loss) attributable to:
Non-controlling interests	11	7	18	101
Preference dividends	-	-	-	-
Ordinary shareholders	-	-	-	-

Summary consolidated balance sheet

	30 September 2011	30 September 2011	31 December 2010
	$m	£m	£m

Loans and advances	1,000,358	640,434	655,778
Debt securities and equity shares	381,979	244,545	239,678
Derivatives and settlement balances	927,625	593,870	438,682
Other assets	201,309	128,879	119,438

Total assets	2,511,271	1,607,728	1,453,576

Owners’ equity	120,966	77,443	75,132
Non-controlling interests	2,254	1,443	1,719
Subordinated liabilities	41,041	26,275	27,053
Deposits	1,005,848	643,948	609,483
Derivatives, settlement balances and short positions	981,354	628,268	478,076
Other liabilities	348,808	230,361	262,113

Total liabilities and equity	2,511,271	1,607,728	1,453,576

Additional information

	30 September 2011	30 June 2011	31 December 2010

Ordinary share price	£0.235	£0.385	£0.391

Number of ordinary shares in issue	59,228m	59,226m	58,458m

Market capitalisation (including B shares)	£25.9bn	£42.4bn	£42.8bn

Capitalisation of the Group
The following table shows the Group’s issued and fully paid share capital, owners’ equity and indebtedness on an unaudited consolidated basis in accordance with IFRS as at 30 September 2011.

As at 30 September 2011
£m

Share capital - allotted, called up and fully paid
Ordinary shares of 25p	14,807
B shares of £0.01	510
Dividend access share of £0.01	-
Non-cumulative preference shares of US$0.01	1
Non-cumulative preference shares of €0.01	-
Non-cumulative preference shares of £1.00	-

15,318
Retained income and other reserves	62,125

Owners’ equity	77,443

Group indebtedness
Subordinated liabilities	26,275
Debt securities in issue	194,511

Total indebtedness	220,786

Total capitalisation and indebtedness	298,229

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

Since 30 September 2011, issuances of debt securities, totalled £2.4 billion (gross). Buybacks and maturities exceeded issuances by £1.1 billion.

Other than as disclosed above, the information contained in the tables above has not changed materially since 30 September, 2011.

Additional information (continued)

Ratio of earnings to fixed charges

	Nine Months ended 30 September 2011(3,4)	Year ended 31 December
		2010	2009(4)	2008(4)	2007	2006
Ratio of earnings to combined fixed charges and preference share dividends (1,2)
- including interest on deposits	1.09	0.94	0.75	0.05	1.45	1.62
- excluding interest on deposits	2.60	0.38			5.73	6.12
Ratio of earnings to fixed charges only (1,2)
- including interest on deposits	1.09	0.95	0.80	0.05	1.47	1.64
- excluding interest on deposits	2.60	0.44			6.53	6.87

Notes:
(1)
For this purpose, earnings consist of income before tax and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(2)
The earnings for the years ended 31 December 31, 2010, 2009 and 2008, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the years ended 31 December, 2010, 2009 and 2008 were £523 million, £3,582 million and £26,287 million, respectively. The coverage deficiency for fixed charges only for the years ended 31 December, 2010, 2009 and 2008 were £399 million, £2,647 million and £25,691 million, respectively.

(3)	Based on unaudited numbers.
(4)	Negative ratios have been excluded.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc
Registrant

/s/ Rajan Kapoor
Rajan Kapoor Group Chief Accountant 14 November 2011

Appendix 1

Businesses outlined for
disposal

Appendix 1 Businesses outlined for disposal

To comply with EC State Aid requirements the Group agreed to make a series of divestments by the end of 2013: the disposal of RBS Insurance, Global Merchant Services and its interest in RBS Sempra Commodities JV. The Group also agreed to dispose of its RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK (‘UK branch-based businesses’). The disposals of Global Merchant Services and RBS Sempra Commodities JV businesses have now effectively been completed.

The sale of the Group's UK branch-based businesses to Santander UK plc continues to make good progress. Due to the complex nature of the process required to separate the divesting branches and associated assets, and the desire to minimise customer disruption, the transaction is now expected to substantially complete in the fourth quarter of 2012, subject to regulatory approvals and other conditions.

The disposal of RBS Insurance, by way of public flotation or a trade sale, is targeted for the second half of 2012, subject to market conditions. External advisors were appointed during Q4 2010 and the process of separation is proceeding on plan. In the meantime, the business continues to be managed and reported as a separate core division.

The table below shows total income and operating profit of RBS Insurance and the UK branch-based businesses.

	Total income		Operating profit/(loss) before impairments		Operating profit/(loss)
	YTD Q3 2011	FY 2010	YTD Q3 2011	FY 2010	YTD Q3 2011	FY 2010
	£m	£m	£m	£m	£m	£m

RBS Insurance (1)	3,149	4,369	329	(295)	329	(295)
UK branch-based businesses (2)	695	902	365	439	226	160

Total	3,844	5,271	694	144	555	(135)

The table below shows the estimated risk-weighted assets, total assets and capital of the businesses identified for disposal.

	RWAs		Total assets		Capital
	30 September 2011	31 December 2010	30 September 2011	31 December 2010	30 September 2011	31 December 2010
	£bn	£bn	£bn	£bn	£bn	£bn

RBS Insurance (1)	n/m	n/m	12.8	12.4	4.3	4.0
UK branch-based businesses (2)	10.6	13.2	19.1	19.9	0.9	1.2

Total	10.6	13.2	31.9	32.3	5.2	5.2

Notes:
(1)
As reported in the results for the period ended 30 September 2011 and Annual Results for the year ended 31 December 2010 and excluding non-core business. Estimated capital includes approximately £0.9 billion of goodwill.

(2)	Estimated notional equity based on 8.5% of RWAs.

1

Appendix 1 Businesses outlined for disposal (continued)

Further information on the UK branch-based businesses by division is shown in the tables below:

	Division		Total
	UK Retail	UK Corporate	YTD Q3 2011	FY 2010
	£m	£m	£m	£m

Income statement
Net interest income	222	290	512	656
Non-interest income	69	114	183	246

Total income	291	404	695	902

Direct expenses
- staff	(57)	(63)	(120)	(176)
- other	(70)	(50)	(120)	(144)
Indirect expenses	(55)	(35)	(90)	(143)

	(182)	(148)	(330)	(463)

Operating profit before impairment losses	109	256	365	439
Impairment losses	(63)	(76)	(139)	(279)

Operating profit	46	180	226	160

Analysis of income by product
Loans and advances	98	250	348	445
Deposits	79	117	196	261
Mortgages	102	-	102	120
Other	12	37	49	76

Total income	291	404	695	902

Net interest margin	4.62%	2.67%	3.26%	3.24%
Employee numbers (full time equivalents rounded to the nearest hundred)	2,900	1,500	4,400	4,400

	Division			Total
	UK Retail	UK Corporate	Global Banking & Markets	30 September 2011	31 December 2010
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Total third party assets	6.6	12.4	-	19.0	19.9
Loans and advances to customers (gross)	6.9	12.9	-	19.8	20.7
Customer deposits	8.9	14.7	-	23.6	24.0
Derivative assets	-	-	0.6	0.6	n/a
Derivative liabilities	-	-	0.1	0.1	n/a
Risk elements in lending	0.5	1.1	-	1.6	1.7
Loan:deposit ratio	78%	88%	-	84%	86%
Risk-weighted assets	3.3	7.3	-	10.6	13.2

2

Appendix 2

Additional risk management
disclosures

Appendix 2 Additional risk management disclosures

Loans and advances to customers by industry and geography
The following tables analyse loans and advances to customers (excluding reverse repos and assets of disposal groups), by industry and geography (by location of office). Refer to Risk management: Credit risk for the Group summary.

	30 September 2011			30 June 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK
Central and local government	7,680	83	7,763	5,945	91	6,036	5,728	173	5,901
Finance	29,754	3,795	33,549	28,657	3,734	32,391	27,995	6,023	34,018
Residential mortgages	104,040	1,497	105,537	103,689	1,570	105,259	99,928	1,665	101,593
Personal lending	21,930	295	22,225	22,205	358	22,563	23,035	585	23,620
Property	36,106	25,953	62,059	36,584	27,182	63,766	34,970	30,492	65,462
Construction	6,203	2,245	8,448	6,839	2,104	8,943	7,041	2,310	9,351
Manufacturing	11,123	867	11,990	10,155	1,447	11,602	12,300	1,510	13,810
Service industries and business activities
- retail, wholesale and repairs	12,325	1,553	13,878	12,255	1,615	13,870	12,554	1,853	14,407
- transport and storage	8,835	3,664	12,499	7,905	3,844	11,749	8,105	5,015	13,120
- health, education and recreation	11,894	742	12,636	12,678	835	13,513	13,502	1,039	14,541
- hotels and restaurants	6,264	684	6,948	6,399	775	7,174	6,558	808	7,366
- utilities	3,788	715	4,503	3,418	908	4,326	3,101	1,035	4,136
- other	13,952	2,154	16,106	13,555	2,199	15,754	14,445	1,991	16,436
Agriculture, forestry and fishing	2,963	73	3,036	2,955	55	3,010	2,872	67	2,939
Finance leases and instalment credit	5,524	6,925	12,449	5,578	7,161	12,739	5,589	7,785	13,374
Interest accruals	352	1	353	365	21	386	415	98	513

	282,733	51,246	333,979	279,182	53,899	333,081	278,138	62,449	340,587

Europe
Central and local government	209	805	1,014	397	862	1,259	365	1,017	1,382
Finance	2,654	644	3,298	2,642	719	3,361	2,642	1,019	3,661
Residential mortgages	19,109	590	19,699	20,224	640	20,864	19,473	621	20,094
Personal lending	2,126	526	2,652	2,234	572	2,806	2,270	600	2,870
Property	5,359	12,255	17,614	5,483	12,790	18,273	5,139	12,636	17,775
Construction	1,279	754	2,033	1,163	864	2,027	1,014	873	1,887
Manufacturing	4,807	3,872	8,679	5,669	4,253	9,922	5,853	4,181	10,034
Service industries and business activities
- retail, wholesale and repairs	3,559	721	4,280	4,058	767	4,825	4,126	999	5,125
- transport and storage	5,281	1,093	6,374	5,330	970	6,300	5,625	1,369	6,994
- health, education and recreation	1,334	339	1,673	1,373	445	1,818	1,442	496	1,938
- hotels and restaurants	1,029	560	1,589	1,065	597	1,662	1,055	535	1,590
- utilities	1,852	598	2,450	1,536	654	2,190	1,412	623	2,035
- other	3,554	1,634	5,188	4,807	1,850	6,657	3,877	2,050	5,927
Agriculture, forestry and fishing	760	62	822	789	68	857	849	68	917
Finance leases and instalment credit	259	515	774	264	620	884	370	744	1,114
Interest accruals	105	98	203	135	98	233	143	101	244

	53,276	25,066	78,342	57,169	26,769	83,938	55,655	27,932	83,587

1

Appendix 2 Additional risk management disclosures (continued)

Loans and advances to customers by industry and geography (continued)

	30 September 2011			30 June 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

US
Central and local government	164	15	179	164	15	179	263	53	316
Finance	10,035	368	10,403	9,820	444	10,264	9,522	587	10,109
Residential mortgages	20,285	3,040	23,325	20,020	3,093	23,113	20,548	3,653	24,201
Personal lending	6,543	1,986	8,529	6,315	2,299	8,614	6,816	2,704	9,520
Property	2,338	1,549	3,887	2,228	1,626	3,854	1,611	3,318	4,929
Construction	443	54	497	445	68	513	442	78	520
Manufacturing	6,545	54	6,599	6,113	64	6,177	5,459	143	5,602
Service industries and business activities
- retail, wholesale and repairs	4,851	109	4,960	4,644	144	4,788	4,264	237	4,501
- transport and storage	1,699	985	2,684	1,725	1,297	3,022	1,786	1,408	3,194
- health, education and recreation	2,572	94	2,666	2,396	107	2,503	2,380	313	2,693
- hotels and restaurants	532	62	594	455	71	526	486	136	622
- utilities	952	27	979	960	27	987	1,117	53	1,170
- other	4,447	423	4,870	4,195	425	4,620	4,042	577	4,619
Agriculture, forestry and fishing	24	-	24	25	-	25	31	-	31
Finance leases and instalment credit	2,531	-	2,531	2,456	-	2,456	2,315	-	2,315
Interest accruals	172	53	225	179	57	236	183	73	256

	64,133	8,819	72,952	62,140	9,737	71,877	61,265	13,333	74,598

RoW
Central and local government	44	604	648	68	539	607	425	428	853
Finance	5,651	77	5,728	6,426	141	6,567	6,751	22	6,773
Residential mortgages	507	192	699	467	206	673	410	203	613
Personal lending	1,553	3	1,556	1,470	-	1,470	1,460	2	1,462
Property	269	871	1,140	244	1,264	1,508	735	1,205	1,940
Construction	67	9	76	78	34	112	183	91	274
Manufacturing	2,341	440	2,781	2,131	529	2,660	2,185	686	2,871
Service industries and business activities
- retail, wholesale and repairs	1,472	44	1,516	1,166	72	1,238	1,030	102	1,132
- transport and storage	421	267	688	283	338	621	430	403	833
- health, education and recreation	424	340	764	260	160	420	132	17	149
- hotels and restaurants	16	52	68	109	9	118	90	13	103
- utilities	1,620	385	2,005	1,573	421	1,994	1,468	399	1,867
- other	2,791	268	3,059	2,571	492	3,063	2,100	912	3,012
Agriculture, forestry and fishing	20	-	20	22	-	22	6	-	6
Finance leases and instalment credit	90	27	117	55	139	194	47	-	47
Interest accruals	32	-	32	36	-	36	90	6	96

	17,318	3,579	20,897	16,959	4,344	21,303	17,542	4,489	22,031

2

Appendix 2 Additional risk management disclosures (continued)

Loans, REIL and impairments by industry and geography
The following tables analyse loans and advances to banks and customers (excluding reverse repos and assets of disposal groups) and related REIL, provisions, impairments and write-offs by industry and geography (by location of office), for the Group, Core and Non-Core.

30 September 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	YTD Impairment charge £m	YTD Amounts written-off £m

Group
Central and local government	9,604	76	-	0.8	-	-	-	-
Finance - banks	52,727	149	126	0.3	85	0.2	-	-
- other	52,978	979	670	1.8	68	1.3	4	62
Residential mortgages	149,260	5,313	1,420	3.6	27	1.0	949	392
Personal lending	34,962	3,256	2,622	9.3	81	7.5	535	806
Property	84,700	22,354	8,831	26.4	40	10.4	2,936	731
Construction	11,054	1,753	740	15.9	42	6.7	32	168
Manufacturing	30,049	1,106	489	3.7	44	1.6	105	158
Service industries and business activities
- retail, wholesale and repairs	24,634	1,094	555	4.4	51	2.3	135	93
- transport and storage	22,245	544	141	2.4	26	0.6	53	35
- health, education and recreation	17,739	1,197	401	6.7	34	2.3	176	72
- hotels and restaurants	9,199	1,574	701	17.1	45	7.6	266	54
- utilities	9,937	80	22	0.8	28	0.2	1	2
- other	29,223	2,239	1,162	7.7	52	4.0	690	311
Agriculture, forestry and fishing	3,902	151	59	3.9	39	1.5	(21)	11
Finance leases and instalment credit	15,871	861	517	5.4	60	3.3	81	125
Interest accruals	813	-	-	-	-	-	-	-
Latent	-	-	2,267	-	-	-	(355)	-

	558,897	42,726	20,723	7.6	49	3.7	5,587	3,020

of which:
UK
- residential mortgages	105,537	2,292	424	2.2	18	0.4	152	14
- personal lending	22,225	2,913	2,368	13.1	81	10.7	510	666
- property	62,059	8,373	2,799	13.5	33	4.5	1,063	421
- other	177,452	5,343	3,387	3.0	63	1.9	436	650
Europe
- residential mortgages	19,699	2,248	722	11.4	32	3.7	445	7
- personal lending	2,652	210	178	7.9	85	6.7	(68)	20
- property	17,614	13,165	5,753	74.7	44	32.7	1,809	189
- other	51,977	5,188	3,146	10.0	61	6.1	938	195
US
- residential mortgages	23,325	749	265	3.2	35	1.1	352	371
- personal lending	8,529	131	75	1.5	57	0.9	93	116
- property	3,887	377	119	9.7	32	3.1	(10)	87
- other	38,275	633	946	1.7	149	2.5	(175)	111
RoW
- residential mortgages	699	24	9	3.4	38	1.3	-	-
- personal lending	1,556	2	1	0.1	50	0.1	-	4
- property	1,140	439	160	38.5	36	14.0	74	34
- other	22,271	639	371	2.9	58	1.7	(32)	135

	558,897	42,726	20,723	7.6	49	3.7	5,587	3,020

3

Appendix 2 Additional risk management disclosures (continued)

Loans, REIL and impairments by industry and geography (continued)

30 June 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	H1 Impairment charge £m	H1 Amounts written-off £m

Group
Central and local government	8,081	-	-	-	-	-	-	-
Finance - banks	53,264	155	133	0.3	86	0.2	-	-
- other	52,583	1,088	677	2.1	62	1.3	15	52
Residential mortgages	149,909	5,127	1,284	3.4	25	0.9	670	274
Personal lending	35,453	3,279	2,628	9.2	80	7.4	303	573
Property	87,401	21,953	8,911	25.1	41	10.2	2,395	415
Construction	11,595	1,757	694	15.2	39	6.0	(73)	118
Manufacturing	30,361	1,274	562	4.2	44	1.9	85	30
Service industries and business activities
- retail, wholesale and repairs	24,721	1,074	536	4.3	50	2.2	80	66
- transport and storage	21,692	527	148	2.4	28	0.7	49	22
- health, education and recreation	18,254	1,202	413	6.6	34	2.3	146	37
- hotels and restaurants	9,480	1,611	663	17.0	41	7.0	195	43
- utilities	9,497	89	25	0.9	28	0.3	1	-
- other	30,094	2,173	1,138	7.2	52	3.8	523	205
Agriculture, forestry and fishing	3,914	152	62	3.9	41	1.6	(27)	3
Finance leases and instalment credit	16,273	889	531	5.5	60	3.3	68	92
Interest accruals	891	-	-	-	-	-	-	-
Latent	-	-	2,354	-	-	-	(295)	-

	563,463	42,350	20,759	7.5	49	3.7	4,135	1,930

of which:
UK
- residential mortgages	105,259	2,222	407	2.1	18	0.4	124	12
- personal lending	22,563	2,927	2,395	13.0	82	10.6	336	461
- property	63,766	8,227	2,847	12.9	35	4.5	830	162
- other	178,726	5,735	3,424	3.2	60	1.9	239	439
Europe
- residential mortgages	20,864	2,140	654	10.3	31	3.1	337	2
- personal lending	2,806	216	178	7.7	82	6.3	(80)	27
- property	18,273	13,018	5,826	71.2	45	31.9	1,570	170
- other	50,711	5,004	3,106	9.9	62	6.1	637	48
US
- residential mortgages	23,113	740	214	3.2	29	0.9	209	260
- personal lending	8,614	134	53	1.6	40	0.6	47	82
- property	3,854	360	97	9.3	27	2.5	(46)	63
- other	36,908	610	1,053	1.7	173	2.9	(82)	40
RoW
- residential mortgages	673	25	9	3.7	36	1.3	-	-
- personal lending	1,470	2	2	0.1	100	0.1	-	3
- property	1,508	348	141	23.1	41	9.4	41	20
- other	24,355	642	353	2.6	55	1.4	(27)	141

	563,463	42,350	20,759	7.5	49	3.7	4,135	1,930

4

Appendix 2 Additional risk management disclosures (continued)

Loans, REIL and impairments by industry and geography (continued)

31 December 2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	FY Impairment charge £m	FY Amounts written-off £m

Group
Central and local government	8,452	-	-	-	-	-	-	-
Finance - banks	58,036	145	127	0.2	88	0.2	(13)	12
- other	54,561	1,129	595	2.1	53	1.1	198	141
Residential mortgages	146,501	4,276	877	2.9	21	0.6	1,014	669
Personal lending	37,472	3,544	2,894	9.5	82	7.7	1,370	1,577
Property	90,106	19,584	6,736	21.7	34	7.5	4,682	1,009
Construction	12,032	2,464	875	20.5	36	7.3	530	146
Manufacturing	32,317	1,199	503	3.7	42	1.6	(92)	1,547
Service industries and business activities
- retail, wholesale and repairs	25,165	1,157	572	4.6	49	2.3	334	161
- transport and storage	24,141	248	118	1.0	48	0.5	87	39
- health, education and recreation	19,321	1,055	319	5.5	30	1.7	159	199
- hotels and restaurants	9,681	1,269	504	13.1	40	5.2	321	106
- utilities	9,208	91	23	1.0	25	0.2	14	7
- other	29,994	1,438	749	4.8	52	2.5	378	310
Agriculture, forestry and fishing	3,893	152	86	3.9	57	2.2	31	6
Finance leases and instalment credit	16,850	847	554	5.0	65	3.3	252	113
Interest accruals	1,109	-	-	-	-	-	-	-
Latent	-	-	2,650	-	-	-	(121)	-

	578,839	38,598	18,182	6.7	47	3.1	9,144	6,042

of which:
UK
- residential mortgages	101,593	2,062	314	2.0	15	0.3	169	17
- personal lending	23,620	3,083	2,518	13.1	82	10.7	1,046	1,153
- property	65,462	7,986	2,219	12.2	28	3.4	1,546	397
- other	191,934	5,652	3,580	2.9	63	1.9	1,197	704
Europe
- residential mortgages	20,094	1,551	301	7.7	19	1.5	221	6
- personal lending	2,870	401	316	14.0	79	11.0	66	24
- property	17,775	10,534	4,199	59.3	40	23.6	2,828	210
- other	53,380	3,950	2,454	7.4	62	4.6	763	1,423
US
- residential mortgages	24,201	640	253	2.6	40	1.0	615	645
- personal lending	9,520	55	55	0.6	100	0.6	160	271
- property	4,929	765	202	15.5	26	4.1	321	220
- other	36,780	870	1,133	2.4	130	3.1	(76)	524
RoW
- residential mortgages	613	23	9	3.8	39	1.5	9	1
- personal lending	1,462	5	5	0.3	100	0.3	98	129
- property	1,940	299	116	15.4	39	6.0	(13)	182
- other	22,666	722	508	3.2	70	2.2	194	136

	578,839	38,598	18,182	6.7	47	3.1	9,144	6,042

5

Appendix 2 Additional risk management disclosures (continued)

Loans, REIL and impairments by industry and geography (continued)

30 September 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	YTD Impairment charge £m	YTD Amounts written-off £m

Core
Central and local government	8,097	-	-	-	-	-	-	-
Finance - banks	52,018	138	125	0.3	91	0.2	-	-
- other	48,094	715	518	1.5	72	1.1	130	22
Residential mortgages	143,941	4,835	1,139	3.4	24	0.8	641	169
Personal lending	32,152	2,957	2,359	9.2	80	7.3	514	718
Property	44,072	4,314	1,035	9.8	24	2.3	293	122
Construction	7,992	741	259	9.3	35	3.2	136	122
Manufacturing	24,816	447	238	1.8	53	1.0	48	89
Service industries and business activities
- retail, wholesale and repairs	22,207	685	328	3.1	48	1.5	126	68
- transport and storage	16,236	277	49	1.7	18	0.3	29	23
- health, education and recreation	16,224	633	188	3.9	30	1.2	89	39
- hotels and restaurants	7,841	982	359	12.5	37	4.6	150	29
- utilities	8,212	18	1	0.2	6	-	(1)	-
- other	24,744	1,126	614	4.6	55	2.5	490	154
Agriculture, forestry and fishing	3,767	93	31	2.5	33	0.8	(22)	4
Finance leases and instalment credit	8,404	184	114	2.2	62	1.4	21	52
Interest accruals	661	-	-	-	-	-	-	-
Latent	-	-	1,516	-	-	-	(165)	-

	469,478	18,145	8,873	3.9	49	1.9	2,479	1,611

of which:
UK
- residential mortgages	104,040	2,236	413	2.1	18	0.4	146	13
- personal lending	21,930	2,716	2,185	12.4	80	10.0	498	658
- property	36,106	2,950	636	8.2	22	1.8	167	81
- other	153,683	2,968	1,811	1.9	61	1.2	379	421
Europe
- residential mortgages	19,109	2,074	588	10.9	28	3.1	331	3
- personal lending	2,126	143	124	6.7	87	5.8	(15)	14
- property	5,359	1,193	320	22.3	27	6.0	89	1
- other	40,020	2,566	1,783	6.4	69	4.5	714	126
US
- residential mortgages	20,285	502	129	2.5	26	0.6	164	153
- personal lending	6,543	96	49	1.5	51	0.7	31	42
- property	2,338	108	30	4.6	28	1.3	13	30
- other	36,016	329	583	0.9	177	1.6	(20)	52
RoW
- residential mortgages	507	23	9	4.5	39	1.8	-	-
- personal lending	1,553	2	1	0.1	50	0.1	-	4
- property	269	63	49	23.4	78	18.2	24	10
- other	19,594	176	163	0.9	93	0.8	(42)	3

	469,478	18,145	8,873	3.9	49	1.9	2,479	1,611

6

Appendix 2 Additional risk management disclosures (continued)

Loans, REIL and impairments by industry and geography (continued)

30 June 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	H1 Impairment charge £m	H1 Amounts written-off £m

Core
Central and local government	6,574	-	-	-	-	-	-	-
Finance - banks	52,619	145	132	0.3	91	0.3	-	-
- other	47,545	777	531	1.6	68	1.1	130	18
Residential mortgages	144,400	4,629	1,000	3.2	22	0.7	422	118
Personal lending	32,224	2,968	2,380	9.2	80	7.4	320	502
Property	44,539	3,749	943	8.4	25	2.1	124	59
Construction	8,525	812	271	9.5	33	3.2	100	84
Manufacturing	24,068	546	259	2.3	47	1.1	21	22
Service industries and business activities
- retail, wholesale and repairs	22,123	667	315	3.0	47	1.4	92	48
- transport and storage	15,243	247	45	1.6	18	0.3	23	19
- health, education and recreation	16,707	576	177	3.4	31	1.1	53	14
- hotels and restaurants	8,028	976	345	12.2	35	4.3	112	19
- utilities	7,487	20	-	0.3	-	-	(1)	-
- other	25,128	1,070	638	4.3	60	2.5	407	72
Agriculture, forestry and fishing	3,791	81	24	2.1	30	0.6	(29)	3
Finance leases and instalment credit	8,353	194	124	2.3	64	1.5	20	40
Interest accruals	715	-	-	-	-	-	-	-
Latent	-	-	1,568	-	-	-	(132)	-

	468,069	17,457	8,752	3.7	50	1.9	1,662	1,018

of which:
UK
- residential mortgages	103,689	2,168	397	2.1	18	0.4	119	11
- personal lending	22,205	2,723	2,210	12.3	81	10.0	326	458
- property	36,584	2,747	586	7.5	21	1.6	77	42
- other	153,718	3,078	1,814	2.0	59	1.2	231	293
Europe
- residential mortgages	20,224	1,956	514	9.7	26	2.5	224	2
- personal lending	2,234	146	125	6.5	86	5.6	(23)	12
- property	5,483	826	281	15.1	34	5.1	37	-
- other	37,702	2,576	1,829	6.8	71	4.9	568	15
US
- residential mortgages	20,020	481	80	2.4	17	0.4	79	105
- personal lending	6,315	97	43	1.5	44	0.7	17	29
- property	2,228	127	38	5.7	30	1.7	10	17
- other	34,157	304	638	0.9	210	1.9	29	28
RoW
- residential mortgages	467	24	9	5.1	38	1.9	-	-
- personal lending	1,470	2	2	0.1	100	0.1	-	3
- property	244	49	38	20.1	78	15.6	-	-
- other	21,329	153	148	0.7	97	0.7	(32)	3

	468,069	17,457	8,752	3.7	50	1.9	1,662	1,018

7

Appendix 2 Additional risk management disclosures (continued)

Loans, REIL and impairments by industry and geography (continued)

31 December 2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	FY Impairment charge £m	FY Amounts written-off £m

Core
Central and local government	6,781	-	-	-	-	-	-	-
Finance - banks	57,033	144	126	0.3	88	0.2	(5)	1
- other	46,910	567	402	1.2	71	0.9	191	53
Residential mortgages	140,359	3,999	693	2.8	17	0.5	578	243
Personal lending	33,581	3,131	2,545	9.3	81	7.6	1,157	1,271
Property	42,455	3,287	818	7.7	25	1.9	739	98
Construction	8,680	610	222	7.0	36	2.6	189	38
Manufacturing	25,797	555	266	2.2	48	1.0	119	124
Service industries and business activities
- retail, wholesale and repairs	21,974	611	259	2.8	42	1.2	199	103
- transport and storage	15,946	112	40	0.7	36	0.3	40	35
- health, education and recreation	17,456	507	134	2.9	26	0.8	145	64
- hotels and restaurants	8,189	741	236	9.0	32	2.9	165	49
- utilities	7,098	22	3	0.3	14	-	1	-
- other	24,464	583	276	2.4	47	1.1	137	98
Agriculture, forestry and fishing	3,758	94	57	2.5	61	1.5	24	5
Finance leases and instalment credit	8,321	244	140	2.9	57	1.7	63	42
Interest accruals	831	-	-	-	-	-	-	-
Latent	-	-	1,649	-	-	-	(5)	-

	469,633	15,207	7,866	3.2	52	1.7	3,737	2,224

of which:
UK
- residential mortgages	99,928	2,010	307	2.0	15	0.3	164	16
- personal lending	23,035	2,888	2,341	12.5	81	10.2	1,033	1,142
- property	34,970	2,454	500	7.0	20	1.4	394	43
- other	161,746	2,657	1,743	1.6	66	1.1	689	318
Europe
- residential mortgages	19,473	1,506	280	7.7	19	1.4	184	6
- personal lending	2,270	203	164	8.9	81	7.2	43	19
- property	5,139	631	240	12.3	38	4.7	241	1
- other	38,992	1,565	1,343	4.0	86	3.4	468	85
US
- residential mortgages	20,548	460	97	2.2	21	0.5	225	221
- personal lending	6,816	35	35	0.5	100	0.5	81	110
- property	1,611	144	43	8.9	30	2.7	84	54
- other	33,110	388	649	1.2	167	2.0	35	171
RoW
- residential mortgages	410	23	9	5.6	39	2.2	5	-
- personal lending	1,460	5	5	0.3	100	0.3	-	-
- property	735	58	35	7.9	60	4.8	20	-
- other	19,390	180	75	0.9	42	0.4	71	38

	469,633	15,207	7,866	3.2	52	1.7	3,737	2,224

8

Appendix 2 Additional risk management disclosures (continued)

Loans, REIL and impairments by industry and geography (continued)

30 September 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	YTD Impairment charge £m	YTD Amounts written-off £m

Non-Core
Central and local government	1,507	76	-	5.0	-	-	-	-
Finance - banks	709	11	1	1.6	9	0.1	-	-
- other	4,884	264	152	5.4	58	3.1	(126)	40
Residential mortgages	5,319	478	281	9.0	59	5.3	308	223
Personal lending	2,810	299	263	10.6	88	9.4	21	88
Property	40,628	18,040	7,796	44.4	43	19.2	2,643	609
Construction	3,062	1,012	481	33.1	48	15.7	(104)	46
Manufacturing	5,233	659	251	12.6	38	4.8	57	69
Service industries and business activities
- retail, wholesale and repairs	2,427	409	227	16.9	56	9.4	9	25
- transport and storage	6,009	267	92	4.4	34	1.5	24	12
- health, education and recreation	1,515	564	213	37.2	38	14.1	87	33
- hotels and restaurants	1,358	592	342	43.6	58	25.2	116	25
- utilities	1,725	62	21	3.6	34	1.2	2	2
- other	4,479	1,113	548	24.8	49	12.2	200	157
Agriculture, forestry and fishing	135	58	28	43.0	48	20.7	1	7
Finance leases and instalment credit	7,467	677	403	9.1	60	5.4	60	73
Interest accruals	152	-	-	-	-	-	-	-
Latent	-	-	751	-	-	-	(190)	-

	89,419	24,581	11,850	27.5	48	13.3	3,108	1,409

of which:
UK
- residential mortgages	1,497	56	11	3.7	20	0.7	6	1
- personal lending	295	197	183	66.8	93	62.0	12	8
- property	25,953	5,423	2,163	20.9	40	8.3	896	340
- other	23,769	2,375	1,576	10.0	66	6.6	57	229
Europe
- residential mortgages	590	174	134	29.5	77	22.7	114	4
- personal lending	526	67	54	12.7	81	10.3	(53)	6
- property	12,255	11,972	5,433	97.7	45	44.3	1,720	188
- other	11,957	2,622	1,363	21.9	52	11.4	224	69
US
- residential mortgages	3,040	247	136	8.1	55	4.5	188	218
- personal lending	1,986	35	26	1.8	74	1.3	62	74
- property	1,549	269	89	17.4	33	5.7	(23)	57
- other	2,259	304	363	13.5	119	16.1	(155)	59
RoW
- residential mortgages	192	1	-	0.5	-	-	-	-
- personal lending	3	-	-	-	-	-	-	-
- property	871	376	111	43.2	30	12.7	50	24
- other	2,677	463	208	17.3	45	7.8	10	132

	89,419	24,581	11,850	27.5	48	13.3	3,108	1,409

9

Appendix 2 Additional risk management disclosures (continued)

Loans, REIL and impairments by industry and geography (continued)

30 June 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	H1 Impairment charge £m	H1 Amounts written-off £m

Non-Core
Central and local government	1,507	-	-	-	-	-	-	-
Finance - banks	645	10	1	1.6	10	0.2	-	-
- other	5,038	311	146	6.2	47	2.9	(115)	34
Residential mortgages	5,509	498	284	9.0	57	5.2	248	156
Personal lending	3,229	311	248	9.6	80	7.7	(17)	71
Property	42,862	18,204	7,968	42.5	44	18.6	2,271	356
Construction	3,070	945	423	30.8	45	13.8	(173)	34
Manufacturing	6,293	728	303	11.6	42	4.8	64	8
Service industries and business activities
- retail, wholesale and repairs	2,598	407	221	15.7	54	8.5	(12)	18
- transport and storage	6,449	280	103	4.3	37	1.6	26	3
- health, education and recreation	1,547	626	236	40.5	38	15.3	93	23
- hotels and restaurants	1,452	635	318	43.7	50	21.9	83	24
- utilities	2,010	69	25	3.4	36	1.2	2	-
- other	4,966	1,103	500	22.2	45	10.1	116	133
Agriculture, forestry and fishing	123	71	38	57.7	54	30.9	2	-
Finance leases and instalment credit	7,920	695	407	8.8	59	5.1	48	52
Interest accruals	176	-	-	-	-	-	-	-
Latent	-	-	786	-	-	-	(163)	-

	95,394	24,893	12,007	26.1	48	12.6	2,473	912

of which:
UK
- residential mortgages	1,570	54	10	3.4	19	0.6	5	1
- personal lending	358	204	185	57.0	91	51.7	10	3
- property	27,182	5,480	2,261	20.2	41	8.3	753	120
- other	25,008	2,657	1,610	10.6	61	6.4	8	146
Europe
- residential mortgages	640	184	140	28.8	76	21.9	113	-
- personal lending	572	70	53	12.2	76	9.3	(57)	15
- property	12,790	12,192	5,545	95.3	45	43.4	1,533	170
- other	13,009	2,428	1,277	18.7	53	9.8	69	33
US
- residential mortgages	3,093	259	134	8.4	52	4.3	130	155
- personal lending	2,299	37	10	1.6	27	0.4	30	53
- property	1,626	233	59	14.3	25	3.6	(56)	46
- other	2,751	306	415	11.1	136	15.1	(111)	12
RoW
- residential mortgages	206	1	-	0.5	-	-	-	-
- personal lending	-	-	-	-	-	-	-	-
- property	1,264	299	103	23.7	34	8.1	41	20
- other	3,026	489	205	16.2	42	6.8	5	138

	95,394	24,893	12,007	26.1	48	12.6	2,473	912

10

Appendix 2 Additional risk management disclosures (continued)

Loans, REIL and impairments by industry and geography (continued)

31 December 2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	FY Impairment charge £m	FY Amounts written-off £m

Non-Core
Central and local government	1,671	-	-	-	-	-	-	-
Finance - banks	1,003	1	1	0.1	100	0.1	(8)	11
- other	7,651	562	193	7.3	34	2.5	7	88
Residential mortgages	6,142	277	184	4.5	66	3.0	436	426
Personal lending	3,891	413	349	10.6	85	9.0	213	306
Property	47,651	16,297	5,918	34.2	36	12.4	3,943	911
Construction	3,352	1,854	653	55.3	35	19.5	341	108
Manufacturing	6,520	644	237	9.9	37	3.6	(211)	1,423
Service industries and business activities
- retail, wholesale and repairs	3,191	546	313	17.1	57	9.8	135	58
- transport and storage	8,195	136	78	1.7	57	1.0	47	4
- health, education and recreation	1,865	548	185	29.4	34	9.9	14	135
- hotels and restaurants	1,492	528	268	35.4	51	18.0	156	57
- utilities	2,110	69	20	3.3	29	0.9	13	7
- other	5,530	855	473	15.5	55	8.6	241	212
Agriculture, forestry and fishing	135	58	29	43.0	50	21.5	7	1
Finance leases and instalment credit	8,529	603	414	7.1	69	4.9	189	71
Interest accruals	278	-	-	-	-	-	-	-
Latent	-	-	1,001	-	-	-	(116)	-

	109,206	23,391	10,316	21.4	44	9.4	5,407	3,818

of which:
UK
- residential mortgages	1,665	52	7	3.1	13	0.4	5	1
- personal lending	585	195	177	33.3	91	30.3	13	11
- property	30,492	5,532	1,719	18.1	31	5.6	1,152	354
- other	30,188	2,995	1,837	9.9	61	6.1	508	386
Europe
- residential mortgages	621	45	21	7.2	47	3.4	37	-
- personal lending	600	198	152	33.0	77	25.3	23	5
- property	12,636	9,903	3,959	78.4	40	31.3	2,587	209
- other	14,388	2,385	1,111	16.6	47	7.7	295	1,338
US
- residential mortgages	3,653	180	156	4.9	87	4.3	390	424
- personal lending	2,704	20	20	0.7	100	0.7	79	161
- property	3,318	621	159	18.7	26	4.8	237	166
- other	3,670	482	484	13.1	100	13.2	(111)	353
RoW
- residential mortgages	203	-	-	-	-	-	4	1
- personal lending	2	-	-	-	-	-	98	129
- property	1,205	241	81	20.0	34	6.7	(33)	182
- other	3,276	542	433	16.5	80	13.2	123	98

	109,206	23,391	10,316	21.4	44	9.4	5,407	3,818

11

Appendix 2 Additional risk management disclosures (continued)

Loans, REIL and impairments by division
The following tables analyse loans and advances to banks and customers (excluding reverse repos and assets of disposal groups) and related REIL, provisions, impairments, write-offs and coverage ratios by division.

	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	YTD Impairment charge	YTD Amounts written-off
30 September 2011	£m	£m	£m	%	%	£m	£m

UK Retail	110,520	4,651	2,661	4.2	57	597	658
UK Corporate	110,047	4,904	1,961	4.5	40	549	498
Wealth	19,363	198	71	1.0	36	13	8
Global Transaction Services	23,252	240	201	1.0	84	119	66
Ulster Bank	38,337	5,556	2,567	14.5	46	1,057	63
US Retail & Commercial	49,663	955	469	1.9	49	193	267

Retail & Commercial	351,182	16,504	7,930	4.7	48	2,528	1,560
Global Banking & Markets	109,821	1,641	943	1.5	57	(49)	51
RBS Insurance and other	8,475	-	-	-	-	-	-

Core	469,478	18,145	8,873	3.9	49	2,479	1,611
Non-Core	89,419	24,581	11,850	27.5	48	3,108	1,409

	558,897	42,726	20,723	7.6	49	5,587	3,020

30 June 2011

UK Retail	110,770	4,622	2,672	4.2	58	402	457
UK Corporate	110,893	4,761	1,902	4.3	40	322	332
Wealth	19,626	185	69	0.9	37	8	6
Global Transaction Services	23,074	309	216	1.3	70	74	11
Ulster Bank	39,450	5,116	2,401	13.0	47	730	21
US Retail & Commercial	48,020	929	484	1.9	52	139	170

Retail & Commercial	351,833	15,922	7,744	4.5	49	1,675	997
Global Banking & Markets	112,310	1,535	1,008	1.4	66	(13)	21
RBS Insurance and other	3,926	-	-	-	-	-	-

Core	468,069	17,457	8,752	3.7	50	1,662	1,018
Non-Core	95,394	24,893	12,007	26.1	48	2,473	912

	563,463	42,350	20,759	7.5	49	4,135	1,930

31 December 2010

UK Retail	108,813	4,620	2,741	4.2	59	1,160	1,135
UK Corporate	111,744	3,967	1,732	3.6	44	761	349
Wealth	18,350	223	66	1.2	30	18	9
Global Transaction Services	17,484	146	147	0.8	101	8	49
Ulster Bank	39,786	3,619	1,633	9.1	45	1,161	48
US Retail & Commercial	48,661	913	505	1.9	55	483	547

Retail & Commercial	344,838	13,488	6,824	3.9	51	3,591	2,137
Global Banking & Markets	122,054	1,719	1,042	1.4	61	146	87
RBS Insurance and other	2,741	-	-	-	-	-	-

Core	469,633	15,207	7,866	3.2	52	3,737	2,224
Non-Core	109,206	23,391	10,316	21.4	44	5,407	3,818

	578,839	38,598	18,182	6.7	47	9,144	6,042

12

Appendix 2 Additional risk management disclosures (continued)

ABS by geography and measurement classification

	US	UK	Other Europe	RoW	Total	HFT	DFV	AFS	LAR
30 September 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure
RMBS: G10 government	29,011	15	6,141	1	35,168	17,622	-	17,546	-
RMBS: covered bond	136	206	8,468	-	8,810	-	-	8,810	-
RMBS: prime	1,464	3,267	1,848	493	7,072	1,152	74	5,743	103
RMBS: non-conforming	1,197	2,198	75	-	3,470	678	-	1,416	1,376
RMBS: sub-prime	2,015	437	106	4	2,562	2,355	-	24	183
CMBS	1,937	1,748	881	30	4,596	2,295	-	949	1,352
CDOs	9,427	49	487	-	9,963	5,882	-	3,989	92
CLOs	5,314	119	772	-	6,205	1,050	-	4,893	262
Other ABS	2,074	1,688	2,414	1,150	7,326	1,907	-	3,078	2,341

	52,575	9,727	21,192	1,678	85,172	32,941	74	46,448	5,709

Carrying value
RMBS: G10 government	29,759	15	5,790	1	35,565	17,948	-	17,617	-
RMBS: covered bond	139	214	7,504	-	7,857	-	-	7,857	-
RMBS: prime	1,207	2,755	1,493	478	5,933	947	1	4,891	94
RMBS: non-conforming	773	1,914	75	-	2,762	366	-	1,020	1,376
RMBS: sub-prime	928	159	83	4	1,174	988	-	11	175
CMBS	1,811	1,373	621	30	3,835	1,759	-	838	1,238
CDOs	1,913	16	298	-	2,227	476	-	1,662	89
CLOs	4,787	78	500	-	5,365	647	-	4,479	239
Other ABS	1,743	824	2,263	1,114	5,944	992	-	2,716	2,236

	43,060	7,348	18,627	1,627	70,662	24,123	1	41,091	5,447

Net exposure
RMBS: G10 government	29,759	15	5,790	1	35,565	17,948	-	17,617	-
RMBS: covered bond	139	214	7,504	-	7,857	-	-	7,857	-
RMBS: prime	1,102	2,740	1,292	454	5,588	610	1	4,883	94
RMBS: non-conforming	739	1,903	75	-	2,717	322	-	1,019	1,376
RMBS: sub-prime	506	159	78	4	747	569	-	3	175
CMBS	950	1,373	510	30	2,863	802	-	837	1,224
CDOs	369	16	298	-	683	225	-	369	89
CLOs	1,159	78	493	-	1,730	580	-	911	239
Other ABS	1,449	717	2,265	959	5,390	548	-	2,717	2,125

	36,172	7,215	18,305	1,448	63,140	21,604	1	36,213	5,322

13

Appendix 2 Additional risk management disclosures (continued)

ABS by geography and measurement classification (continued)

	US	UK	Other Europe	RoW	Total	HFT	DFV	AFS	LAR
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure
RMBS: G10 government	24,207	16	6,422	-	30,645	13,840	-	16,805	-
RMBS: covered bond	138	208	8,525	-	8,871	-	-	8,871	-
RMBS: prime	1,784	3,385	1,118	192	6,479	1,605	1	4,749	124
RMBS: non-conforming	1,249	2,107	92	-	3,448	708	-	1,313	1,427
RMBS: sub-prime	792	365	139	221	1,517	819	-	496	202
CMBS	3,086	1,451	912	45	5,494	2,646	120	1,409	1,319
CDOs	12,156	128	453	-	12,737	7,951	-	4,687	99
CLOs	6,038	134	879	9	7,060	1,062	-	5,572	426
Other ABS	3,104	1,144	2,871	1,705	8,824	1,533	-	4,523	2,768

	52,554	8,938	21,411	2,172	85,075	30,164	121	48,425	6,365

Carrying value
RMBS: G10 government	24,390	16	5,958	-	30,364	13,765	-	16,599	-
RMBS: covered bond	142	208	7,522	-	7,872	-	-	7,872	-
RMBS: prime	1,624	3,000	931	192	5,747	1,384	1	4,249	113
RMBS: non-conforming	1,084	1,959	92	-	3,135	605	-	1,102	1,428
RMBS: sub-prime	638	255	120	205	1,218	681	-	344	193
CMBS	2,936	1,338	638	38	4,950	2,262	118	1,281	1,289
CDOs	3,135	69	254	-	3,458	1,341	-	2,021	96
CLOs	5,334	102	635	3	6,074	691	-	4,958	425
Other ABS	2,780	945	2,615	1,667	8,007	1,259	-	4,089	2,659

	42,063	7,892	18,765	2,105	70,825	21,988	119	42,515	6,203

Net exposure
RMBS: G10 government	24,390	16	5,958	-	30,364	13,765	-	16,599	-
RMBS: covered bond	142	208	7,522	-	7,872	-	-	7,872	-
RMBS: prime	1,523	2,948	596	192	5,259	897	1	4,248	113
RMBS: non-conforming	1,081	1,959	92	-	3,132	602	-	1,102	1,428
RMBS: sub-prime	289	253	112	176	830	305	-	332	193
CMBS	1,823	1,336	458	38	3,655	1,188	10	1,230	1,227
CDOs	1,085	39	245	-	1,369	743	-	530	96
CLOs	1,387	102	629	1	2,119	673	-	1,021	425
Other ABS	2,293	748	2,609	1,659	7,309	690	-	4,081	2,538

	34,013	7,609	18,221	2,066	61,909	18,863	11	37,015	6,020

14

Appendix 3

Asset Protection Scheme

Appendix 3 Asset Protection Scheme

Covered assets roll forward
The table below shows the movement in covered assets.
Covered amount
£bn

At 31 December 2010	194.7
Disposals	(2.9)
Maturities, amortisation and early repayments	(24.3)
Effect of foreign currency movements and other adjustments	0.2

At 30 June 2011	167.7
Disposals	(1.2)
Maturities, amortisation and early repayments	(8.9)
Effect of foreign currency movements and other adjustments	(1.8)

At 30 September 2011	155.8

Key points
•	The covered amount has reduced by £126 billion since the Scheme inception (December 2008) from £282 billion to £156 billion and by £39 billion in the nine months ended 30 September 2011.

•	The Group continues to take advantage of market conditions and execute sales from a number of its portfolios.

Credit impairments and write-downs
The table below analyses the credit impairment provision (adjusted for write-offs) and adjustments to par value (including available-for-sale reserves) relating to the covered assets.

	30 September 2011	30 June 2011	31 December 2010
	£m	£m	£m

Loans and advances	20,407	19,777	18,033
Debt securities	11,079	10,785	11,747
Derivatives	3,023	2,125	2,043

	34,509	32,687	31,823

By division:
UK Retail	3,202	3,124	2,964
UK Corporate	2,102	1,838	1,382
Ulster Bank	1,231	1,190	804

Retail & Commercial	6,535	6,152	5,150
Global Banking & Markets	1,526	1,420	1,496

Core	8,061	7,572	6,646
Non-Core	26,448	25,115	25,177

	34,509	32,687	31,823

Key point
•	Cumulative credit impairments and write-downs increased by £1.8 billion in the quarter to £34.5 billion.

1

Appendix 3 Asset Protection Scheme (continued)

First loss utilisation
Definitions of triggered amounts and other related aspects are set out in the Group’s 2010 Form 20-F and the Group’s Interim Form 6-K 2011. The table below shows the first loss utilisation under the original and modified rules (as described in the Group’s Interim Form 6-K 2011).

	Original Scheme rules		Modified Scheme rules
	Gross loss amount	Cash recoveries to date	Net triggered loss	Total net triggered amount
30 September 2011	£m	£m	£m	£m

UK Retail	3,980	(693)	-	3,287
UK Corporate	1,963	(672)	1,022	2,313
Ulster Bank	2,209	(260)	-	1,949

Retail & Commercial	8,152	(1,625)	1,022	7,549
Global Banking & Markets	-	-	982	982

Core	8,152	(1,625)	2,004	8,531
Non-Core	14,974	(2,477)	7,949	20,446

	23,126	(4,102)	9,953	28,977

Loss credits				1,792

				30,769

30 June 2011

UK Retail	3,895	(608)	-	3,287
UK Corporate	1,914	(622)	806	2,098
Ulster Bank	1,918	(202)	-	1,716

Retail & Commercial	7,727	(1,432)	806	7,101
Global Banking & Markets	-	-	962	962

Core	7,727	(1,432)	1,768	8,063
Non-Core	14,676	(2,190)	7,753	20,239

	22,403	(3,622)	9,521	28,302

Loss credits				1,632

				29,934

31 December 2010

UK Retail	3,675	(455)	-	3,220
UK Corporate	1,690	(427)	597	1,860
Ulster Bank	1,500	(160)	-	1,340

Retail & Commercial	6,865	(1,042)	597	6,420
Global Banking & Markets	-	-	962	962

Core	6,865	(1,042)	1,559	7,382
Non-Core	13,946	(1,876)	6,923	18,993

	20,811	(2,918)	8,482	26,375

Loss credits				1,241

				27,616

2

Appendix 3 Asset Protection Scheme (continued)

First loss utilisation (continued)

Key points
•	The cumulative first loss is £30.8 billion. However, the Group does not expect to claim under the Scheme, which has a first loss of £60 billion.

•	In Q3 2011 the Group received loss credits of £0.2 billion in relation to disposals.

•	The Group now expects an average recovery rate of approximately 40% across all portfolios, reflecting a slight deterioration in credit metrics, including impairments.

Risk-weighted assets
The table below analyses by division, risk-weighted assets (RWAs) covered by APS.

	30 September 2011	30 June 2011	31 December 2010
	£bn	£bn	£bn

UK Retail	9.9	10.7	12.4
UK Corporate	16.9	19.3	22.9
Ulster Bank	6.7	7.6	7.9

Retail & Commercial	33.5	37.6	43.2
Global Banking & Markets	10.4	10.3	11.5

Core	43.9	47.9	54.7
Non-Core	44.7	47.3	50.9

APS RWAs	88.6	95.2	105.6

Key point
•	The decrease of £6.6 billion in RWAs covered by the Scheme reflects pool movements, assets moving into default and changes in risk parameters.

3

Glossary of terms

Alt-A (Alternative A-paper) are mortgage loans with a higher credit quality than sub-prime loans but with features that disqualify the borrower from a traditional prime loan. Alt-A lending characteristics include limited documentation; high loan-to-value ratio; secured on non-owner occupied properties; and debt-to-income ratio above normal limits.

Arrears are the aggregate of contractual payments due on a debt that have not been met by the borrower. A loan or other financial asset is said to be 'in arrears' when payments have not been made.

Asset-backed commercial paper (ABCP) - a form of asset-backed security generally issued by a commercial paper conduit.

Asset-backed securities (ABS) are securities that represent interests in specific portfolios of assets. They are issued by a special purpose entity following a securitisation. The underlying portfolios commonly comprise residential or commercial mortgages but can include any class of asset that yields predictable cash flows. Payments on the securities depend primarily on the cash flows generated by the assets in the underlying pool and other rights designed to assure timely payment, such as guarantees or other credit enhancements. Collateralised bond obligations, collateralised debt obligations, collateralised loan obligations, commercial mortgage backed securities and residential mortgage backed securities are all types of ABS.

Asset Protection Scheme credit default swap - in 2009, the Group became party to the Asset Protection Scheme under which it purchased credit protection over a portfolio of specified assets and exposures (covered assets) from Her Majesty’s Treasury acting on behalf of the UK Government.  The contract is accounted for as a derivative financial instrument.  It is recognised at fair value and included in Derivatives on the balance sheet.  Changes in its fair value are recognised in profit or loss within Income from trading activities.

Assets under management are assets managed by the Group on behalf of clients.

Certificate of deposit (CD) - CDs are bearer negotiable instruments acknowledging the receipt of a fixed term deposit at a specified interest rate.

Collateralised bond obligations (CBOs) are asset-backed securities for which the underlying asset portfolios are bonds, some of which may be sub-investment grade.

Collateralised debt obligations (CDOs) are asset-backed securities for which the underlying asset portfolios are debt obligations: either bonds (collateralised bond obligations) or loans (collateralised loan obligations) or both. The credit exposure underlying synthetic CDOs derives from credit default swaps. The CDOs issued by an individual vehicle are usually divided in different tranches: senior tranches (rated AAA), mezzanine tranches (AA to BB), and equity tranches (unrated). Losses are borne first by the equity securities, next by the junior securities, and finally by the senior securities; junior tranches offer higher coupons (interest payments) to compensate for their increased risk.

Collateralised loan obligations (CLOs) are asset-backed securities for which the underlying asset portfolios are loans, often leveraged loans.

1

Glossary of terms (continued)

Collectively assessed loan impairment provisions - impairment loss provisions in respect of impaired loans, such as credit cards or personal loans, that are below individual assessment thresholds. Such provisions are established on a portfolio basis, taking account of the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends.

Commercial mortgage backed securities (CMBS) are asset-backed securities for which the underlying asset portfolios are loans secured on commercial real estate.

Commercial paper (CP) comprises unsecured obligations issued by a corporate or a bank directly or secured obligations (asset-backed CP), often issued through a commercial paper conduit, to fund working capital. Maturities typically range from 2 to 270 days. However, the depth and reliability of some CP markets means that issuers can repeatedly roll over CP issuance and effectively achieve longer term funding. Commercial paper is issued in a wide range of denominations and can be either discounted or interest-bearing.

Commercial real estate - freehold and leasehold properties used for business activities. Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, agricultural land and buildings, warehouses, garages etc.

Contractual maturity is the date in the terms of a financial instrument on which the last payment or receipt under the contract is due for settlement.

Core Tier 1 capital - called-up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and other regulatory deductions.

Core Tier 1 capital ratio - core Tier 1 capital as a percentage of risk-weighted assets.

Cost:income ratio - operating expenses as a percentage of total income.

Covered mortgage bonds are debt securities backed by a portfolio of mortgages that is segregated from the issuer's other assets solely for the benefit of the holders of the covered bonds

Credit default swap (CDS) is a contract where the protection seller receives premium or interest-related payments in return for contracting to make payments to the protection buyer upon a defined credit event in relation to a reference financial asset or portfolio of financial assets. Credit events usually include bankruptcy, payment default and rating downgrades.

Credit derivative product company (CDPC) is a special purpose entity that sells credit protection under credit default swaps or certain approved forms of insurance policies. Sometimes they can also buy credit protection. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers.

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Glossary of terms (continued)

Credit derivatives are contractual agreements that provide protection against a credit event on one or more reference entities or financial assets. The nature of a credit event is established by the protection buyer and protection seller at the inception of a transaction, and such events include bankruptcy, insolvency or failure to meet payment obligations when due. The buyer of the credit derivative pays a periodic fee in return for a payment by the protection seller upon the occurrence, if any, of a credit event. Credit derivatives include credit default swaps, total return swaps and credit swap options.

Credit risk assets - loans and advances (including overdraft facilities), instalment credit, finance lease receivables and other traded instruments across all customer types.

Credit risk spread - is the difference between the coupon on a debt instrument and the benchmark or the risk-free interest rate for the instrument's maturity structure. It is the premium over the risk-free rate required by the market for the credit quality of an individual debt instrument.

Credit valuation adjustments - are adjustments to the fair values of derivative assets to reflect the creditworthiness of the counterparty.

Currency swap - an arrangement in which two parties exchange specific principal amounts of different currencies at inception and subsequently interest payments on the principal amounts. Often, one party will pay a fixed interest rate, while the other will pay a floating rate (though there are also fixed-fixed and floating-floating arrangements). At the maturity of the swap, the principal amounts are usually re-exchanged.

Customer accounts - comprise money deposited with the Group by counterparties other than banks and classified as liabilities. They include demand, savings and time deposits; securities sold under repurchase agreements; and other short-term deposits. Deposits received from banks are classified as deposits by banks.

Debt restructuring - see Renegotiated loans.

Debt securities are transferable instruments creating or acknowledging indebtedness. They include debentures, bonds, certificates of deposit, notes and commercial paper. The holder of a debt security is typically entitled to the payment of principal and interest, together with other contractual rights under the terms of the issue, such as the right to receive certain information. Debt securities are generally issued for a fixed term and redeemable by the issuer at the end of that term. Debt securities can be secured or unsecured.

Debt securities in issue comprise unsubordinated debt securities issued by the Group. They include commercial paper, certificates of deposit, bonds and medium-term notes.

Deferred tax asset - income taxes recoverable in future periods as a result of deductible temporary differences - temporary differences between the accounting and tax base of an asset or liability that will result in tax deductible amounts in future periods - and the carry-forward of tax losses and unused tax credits.

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Glossary of terms (continued)

Deferred tax liability - income taxes payable in future periods as a result of taxable temporary differences (temporary differences between the accounting and tax base of an asset or liability that will result in taxable amounts in future periods).

Defined benefit obligation - the present value of expected future payments required to settle the obligations of a defined benefit plan resulting from employee service.

Defined benefit plan - pension or other post-retirement benefit plan other than a defined contribution plan.

Delinquency - a debt or other financial obligation is considered delinquent when one or more contractual payments are overdue. Delinquency is usually defined in terms of days past due. Delinquent and in arrears are synonymous.

Deposits by banks - comprise money deposited with the Group by banks and recorded as liabilities. They include money-market deposits, securities sold under repurchase agreements, federal funds purchased and other short term deposits. Deposits received from customers are recorded as customer accounts.

Derivative - a contract or agreement whose value changes with movements in an underlying index such as interest rates, foreign exchange rates, share prices or indices and which requires no initial investment or an initial investment that is smaller than would be required for other types of contracts with a similar response to market factors. The principal types of derivatives are: swaps, forwards, futures and options.

Discontinued operation - is a component of the Group that either has been disposed of or is classified as held for sale. A discontinued operation is either: a separate major line of business or geographical area of operations or part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or a subsidiary acquired exclusively with a view to resale.

Exposure at default (EAD) - an estimate of the expected level of utilisation of a credit facility at the time of a borrower's default. The EAD may be higher than the current utilisation (e.g. in the case where further drawings may be made under a revolving credit facility prior to default) but will not typically exceed the total facility limit.

Fannie Mae (Federal National Mortgage Association) - is a US Government Sponsored Enterprise. It buys mortgages, principally issued by banks, on the secondary market, pools them, and sells them as residential mortgage-backed securities to investors on the open market. Its obligations are not explicitly guaranteed by the full faith and credit of the US Government.

Federal Agencies - US federal agencies are independent bodies established by the US Government for specific purposes such as the management of natural resources, financial oversight or national security. A number of agencies, including Ginnie Mae, issue or guarantee publicly traded debt securities.

Federal Home Loan Mortgage Corporation - see Freddie Mac.

Federal National Mortgage Association - see Fannie Mae.

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Glossary of terms (continued)

First/second lien - a lien is a charge such as a mortgage held by one party, over property owned by a second party, as security for payment of some debt, obligation, or duty owed by that second party. The holder of a first lien takes precedence over all other encumbrances on that property i.e. second and subsequent liens.

Forbearance - is the term generally applied to an agreement, principally in relation to secured loans with retail customers experiencing temporary financial difficulty, to a payment moratorium, to reduced repayments or to roll up arrears. Forbearance loans are a subset of Renegotiated loans.

Freddie Mac (Federal Home Loan Mortgage Corporation) - is a US Government Sponsored Enterprise. It buys mortgages, principally issued by thrifts, on the secondary market, pools them, and sells them as residential mortgage-backed securities to investors on the open market. Its obligations are not explicitly guaranteed by the full faith and credit of the US Government.

G10 - the Group of Ten comprises the eleven industrial countries (Belgium, Canada, France, Germany, Italy, Japan, the Netherlands, Sweden, Switzerland, the United Kingdom and the United States) that have agreed to participate in the IMF's General Arrangements to Borrow.

Government Sponsored Enterprises (GSEs) - are a group of financial services corporations created by the US Congress. Their function is to improve the efficiency of capital markets and to overcome statutory and other market imperfections which otherwise prevent funds from moving easily from suppliers of funds to areas of high loan demand. They include Fannie Mae and Freddie Mac.

Gross yield - is the interest rate earned on average interest-earning assets i.e. interest income divided by average interest-earning assets.

Guaranteed mortgages - are mortgages that are guaranteed by a government or government agency. In the US, government loan guarantee programmes are offered by the Federal Housing Administration, the Department of Veterans Affairs and the Department of Agriculture's Rural Housing Service. In the Netherlands, the Gemeentegarantie programme is run partly by the central government and partly by the municipalities.

Home equity loan - is a type of loan in which the borrower uses the equity in their home as collateral. A home equity loan creates a charge against the borrower's house.

Impaired loans - comprise all loans for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans.

Impairment allowance - see Loan impairment provisions.

Impairment losses - for impaired financial assets measured at amortised cost, impairment losses - the difference between carrying value and the present value of estimated future cash flows discounted at the asset's original effective interest rate - are recognised in profit or loss and the carrying amount of the financial asset reduced by establishing a provision (allowance). For impaired available-for-sale financial assets, the cumulative loss that had been recognised directly in equity is removed from equity and recognised in profit or loss as an impairment loss.

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Glossary of terms (continued)

Individually assessed loan impairment provisions - impairment loss provisions for individually significant impaired loans assessed on a case-by-case basis, taking into account the financial condition of the counterparty and any guarantor and the realisable value of any collateral held.

International Accounting Standards Board (IASB) - is the independent standard-setting body of the IFRS Foundation. Its members are responsible for the development and publication of International Financial Reporting Standards (IFRSs) and for approving Interpretations of IFRSs as developed by the IFRS Interpretations Committee (IFRIC).

Interest spread - is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities.

Investment grade - generally represents a risk profile similar to a rating of BBB-/Baa3 or better, as defined by independent rating agencies.

Latent loss provisions - loan impairment provisions held against impairments in the performing loan portfolio that have been incurred as a result of events occurring before the balance sheet date but which have not been identified as impaired at the balance sheet date. The Group has developed methodologies to estimate latent loss provisions that reflect historical loss experience (adjusted for current economic and credit conditions) and the period between an impairment occurring and a loan being identified and reported as impaired.

Loan impairment provisions - are established to recognise incurred impairment losses on a portfolio of loans classified as loans and receivables and carried at amortised cost. It has three components: individually assessed loan impairment provisions, collectively assessed loan impairment provisions and latent loss provisions.

Loan-to-value ratio - the amount of a secured loan as a percentage of the appraised value of the security e.g. the outstanding amount of a mortgage loan as a percentage of the property's value.

Loss given default (LGD) - the economic loss that may occur in the event of default i.e. the actual loss - that part of the exposure that is not expected to be recovered - plus any costs of recovery.

Master netting agreement - is an agreement between two counterparties that have multiple derivative contracts with each other that provides for the net settlement of all contracts through a single payment, in a single currency, in the event of default on, or termination of, any one contract.

Medium term notes (MTNs) - are debt securities usually with a maturity of five to ten years, but the term may be less than one year or as long as 50 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.

Monoline insurers - are entities that specialise in providing credit protection against the notional and interest cash flows due to the holders of debt instruments in the event of default. This protection is typically in the form of derivatives such as credit default swaps.

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Glossary of terms (continued)

Mortgage-backed securities (MBS) - are asset-backed securities for which the underlying asset portfolios are loans secured on property. See Residential mortgage backed securities and Commercial mortgage backed securities.

Net interest income - is the difference between interest receivable on financial assets classified as loans and receivables or available-for-sale and interest payable on financial liabilities carried at amortised cost.

Net interest margin - is net interest income as a percentage of average interest-earning assets.

Net principal exposure - is the carrying value of a financial asset after taking account of credit protection purchased but excluding the effect of any counterparty credit valuation adjustment to that protection.

Non-conforming mortgages - mortgage loans that do not meet the requirements for sale to US Government agencies or US Government sponsored enterprises. These requirements include limits on loan-to-value ratios, loan terms, loan amounts, borrower creditworthiness and other requirements.

Option - an option is a contract that gives the holder the right but not the obligation to buy (or sell) a specified amount of the underlying physical or financial commodity, at a specific price, at an agreed date or over an agreed period. Options can be exchange-traded or traded over-the-counter.

Past due - a financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.

Potential problem loans - are loans other than impaired loans, accruing loans which are contractually overdue 90 days or more as to principal or interest and troubled debt restructurings where known information about possible credit problems of the borrower causes management to have serious doubts about the borrower's ability to meet the loan's repayment terms.

Prime - prime mortgage loans generally have low default risk and are made to borrowers with good credit records and a monthly income that is at least three to four times greater than their monthly housing expense (mortgage payments plus taxes and other debt payments). These borrowers provide full documentation and generally have reliable payment histories.

Probability of default (PD) - the likelihood that a customer will fail to make full and timely repayment of credit obligations over a one year time horizon.

Renegotiated loans - loans are generally renegotiated either as part of the ongoing banking relationship with a creditworthy customer or in response to a borrower's financial difficulties. In the latter case, renegotiation encompasses not only revisions to the terms of a loan such as a maturity extension, a payment moratorium, a concessionary rate of interest but also the restructuring of all or part of the exposure including debt forgiveness or a debt for equity swap. Loans renegotiated as part of the ongoing banking relationship with a creditworthy customer, are treated as new loans.

Repurchase agreement (Repo) - see Sale and repurchase agreements.

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Glossary of terms (continued)

Residential mortgage backed securities (RMBS) - are asset-backed securities for which the underlying asset portfolios are residential mortgages.

Retail loans - are loans made to individuals rather than institutions. The loans may be for car purchases, home purchases, medical care, home repair, holidays and other consumer uses.

Reverse repurchase agreement (Reverse repo) - see Sale and repurchase agreements.

Risk asset ratio (RAR) - total regulatory capital as a percentage of risk-weighted assets.

Risk elements in lending (REIL) - comprise impaired loans, accruing loans which are contractually overdue 90 days or more as to principal or interest and troubled debt restructurings.

Risk-weighted assets - assets adjusted for their associated risks using weightings established in accordance with the Basel Capital Accord as implemented by the FSA. Certain assets are not weighted but deducted from capital.

Sale and repurchase agreements - in a sale and repurchase agreement one party, the seller, sells a financial asset to another party, the buyer, at the same time the seller agrees to reacquire, and the buyer to resell, the asset at a later date. From the seller's perspective such agreements are repurchase agreements (repos) and from the buyer's reverse repurchase agreements (reverse repos).

Securitisation - is a process by which assets or cash flows are transformed into transferable securities. The underlying assets or cash flows are transferred by the originator or an intermediary, typically an investment bank, to a special purpose entity which issues securities to investors. Asset securitisations involve issuing debt securities (asset-backed securities) that are backed by the cash flows of income-generating assets (ranging from credit card receivables to residential mortgage loans). Liability securitisations typically involve issuing bonds that assume the risk of a potential insurance liability (ranging from a catastrophic natural event to an unexpected claims level on a certain product type).

Special purpose entity (SPE) - is an entity created by a sponsor, typically a major bank, finance company, investment bank or insurance company. An SPE can take the form of a corporation, trust, partnership, corporation or a limited liability company. Its operations are typically limited for example in a securitisation to the acquisition and financing of specific assets or liabilities.

Structured credit portfolio (SCP) - the SCP is a portfolio of certain of the Group’s illiquid assets - principally CDO super senior positions, negative basis trades and monoline exposures - held within Non-Core division.

Structured notes - are securities that pay a return linked to the value or level of a specified asset or index. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.

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Glossary of terms (continued)

Subordinated liabilities - are liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

Sub-prime - sub-prime mortgage loans are designed for customers with one or more high risk characteristics, such as: unreliable or poor payment histories; loan-to-value ratio of greater than 80%; high debt-to-income ratio; the loan is not secured on the borrower's primary residence; or a history of delinquencies or late payments on the loan.

Super senior CDO - is the most senior class of instrument issued by a CDO vehicle. They benefit from the subordination of all other instruments, including AAA rated securities, issued by the CDO vehicle.

Tangible Net Asset Value (TNAV) - Owners’ equity attributable to ordinary and B shareholders less intangible assets, divided by number of ordinary and B shares in issue.

Tier 1 capital - core Tier 1 capital plus other Tier 1 securities in issue, less material holdings in financial companies.

Tier 1 capital ratio - Tier 1 capital as a percentage of risk-weighted assets.

Tier 2 capital - qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available-for-sale equity gains and revaluation reserves less certain regulatory deductions.

US Federal Agencies – see Federal Agencies

Value-at-risk (VaR) - is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels.

Write down - a reduction in the carrying value of an asset to record a decline in its fair value or value in use.

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